As filed with the Securities and Exchange Commission on May 6, 1998
                                                      Registration No. 333-
================================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           ----------------------
                                  FORM S-3
                           REGISTRATION STATEMENT

                                   UNDER

                         THE SECURITIES ACT OF 1933

                           ----------------------
                     METTLER-TOLEDO INTERNATIONAL INC.
           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                     3596                     13-3668641
    (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
    JURISDICTION OF     CLASSIFICATION CODE NUMBER)    IDENTIFICATION NUMBER)
   INCORPORATION OR
     ORGANIZATION)

            IM LANGACHER                          WILLIAM P. DONNELLY
           P.O. BOX MT-100                 METTLER-TOLEDO INTERNATIONAL INC.
   CH 8606 GREIFENSEE, SWITZERLAND                 PARK AVENUE TOWER
          011-41-944-22-11                  65 EAST 55TH STREET, 27TH FLOOR
  (ADDRESS, INCLUDING ZIP CODE, AND                NEW YORK, NY 10022
  TELEPHONE NUMBER, INCLUDING AREA CODE,             (212) 644-5900
   OF REGISTRANT'S PRINCIPAL EXECUTIVE     (NAME, ADDRESS, INCLUDING ZIP CODE,
              OFFICES) AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                           ----------------------
                                 Copies to:

       TIMOTHY E. PETERSON, ESQ.                  JAMES C. SCOVILLE, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON           DEBEVOISE & PLIMPTON
         4 CHISWELL STREET                           875 THIRD AVENUE
     LONDON, EC1Y 4UP, ENGLAND                  NEW YORK, NEW YORK 10022
       (011-44-171) 972-9600                          (212) 909-6000

                           ----------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
______________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________________

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. |X|

                      CALCULATION OF REGISTRATION FEE

====================================================================================
                                          PROPOSED         PROPOSED
TITLE OF SECURITIES   AMOUNT TO BE    MAXIMUM OFFERING      MAXIMUM       AMOUNT OF
  TO BE REGISTERED    REGISTERED(1)  PRICE PER SHARE(2)    AGGREGATE    REGISTRATION
                                                           OFFERING        FEE(2)
                                                          PRICE(1)(2)
-------------------------------------------------------------------------------------
Common Stock $.01
par value..........  16,962,500      $19.78               $335,518,250     $98,978
=====================================================================================

(1)  Includes  shares  of Common  Stock  that may be sold  pursuant  to the
     Underwriters' over-allotment option.
(2)  Estimated  solely for the purpose of calculating the  registration fee pursuant to Rule 457(c),  using the average of the high and low prices reported on the New York Stock Exchange on May 4, 1998.
                               ----------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

[RED  HERRING]
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.


================================================================================

                              EXPLANATORY NOTE

     This registration statement contains two forms of Prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Common Stock (the "International Prospectus", and together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page, underwriting section and back cover page. The U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. The front cover page, underwriting section and back cover page for the International Prospectus included herein have all been labeled "Alternate Page for International Prospectus."



                           SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MAY 6, 1998

PROSPECTUS                                                     [LOGO]

                              14,750,000 SHARES
                     METTLER-TOLEDO INTERNATIONAL INC.

                                COMMON STOCK

                               --------------

     All of the 14,750,000 shares of Common Stock of Mettler-Toledo International Inc. ("Mettler-Toledo" or the "Company") offered hereby are being sold by certain shareholders (the "Selling Shareholders") of the Company. See "Principal and Selling Shareholders." The Company is not selling shares of Common Stock in this Offering and will not receive any of the proceeds from the sale of Common Stock offered hereby.

     Of the 14,750,000 shares of Common Stock offered hereby, 11,800,000 shares are being offered for sale initially in the United States and Canada by the U.S. Underwriters and 2,950,000 shares are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange under the symbol "MTD." On May 5, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $20 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               --------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                   PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
============================================================================
                     PRICE TO      UNDERWRITING         PROCEEDS TO
                      PUBLIC        DISCOUNT(1)    SELLING SHAREHOLDERS(2)
----------------------------------------------------------------------------
Per Share........  $               $                  $
----------------------------------------------------------------------------
Total(3).........  $               $                  $
============================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) The Company has agreed to pay certain expenses of the Selling Shareholders estimated at $________.
(3) The Selling Stockholders have granted the International Managers and the U.S. Underwriters options to purchase up to an additional 442,500 shares and 1,770,000 shares of Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholders will be $______, $ ______ and $______, respectively. See "Underwriting."

                               --------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common
Stock will be made in New York, New York on or about         , 1998.

                               --------------
MERRILL LYNCH & CO.
                 BT ALEX. BROWN

                             CREDIT SUISSE FIRST BOSTON
                                                GOLDMAN, SACHS & CO.
                                                SALOMON SMITH BARNEY

                               --------------

                 The date of this Prospectus is      , 1998.


                   [PICTURES OF PRODUCTS WITH CAPTIONS:]



















     This Prospectus contains forward-looking statements. These statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. See "Risk Factors-Forward-Looking Statements and Associated Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

     Mettler-Toledo (Registered), Mettler (Registered), Ingold (Registered), Garvens (Registered), Ohaus (Registered), DigiTol (Registered) and Safeline (Registered) are registered trademarks of the Company and MonoBloc (Trademark), Spider (Trademark), Mentor SC
(Trademark), MultiRange (Trademark), TRUCKMATE (Trademark), Signature (Trademark) and Powerphase (Trademark) are trademarks of the Company.



                             PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes, appearing elsewhere in this Prospectus. Unless otherwise indicated, industry data contained herein is derived from publicly available industry trade journals, government reports and other publicly available sources, which the Company has not independently verified but which the Company believes to be reliable, and where such sources are not available, from Company estimates, which the Company believes to be reasonable, but which cannot be independently verified. As used in this Prospectus, "$" refers to U.S. dollars, "SFr" refers to Swiss francs, "(pound)" refers to British pounds sterling and "CDN" refers to Canadian dollars. Unless otherwise stated or where the context otherwise requires, (i) references herein to the "Company" or "Mettler-Toledo" refer to Mettler-Toledo International Inc. and its direct and indirect subsidiaries and (ii) all information herein assumes no exercise of the Underwriters' over-allotment options.

                                THE COMPANY

GENERAL

     Mettler-Toledo is a leading global supplier of precision instruments. The Company is the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. In addition, the Company holds one of the top three market positions in several related analytical instruments such as titrators, thermal analysis systems, pH meters, automatic lab reactors and electrodes. Through its 1997 acquisition (the "Safeline Acquisition") of Safeline Limited ("Safeline"), the Company is also the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. The Company focuses on high value-added segments of its markets by providing innovative instruments, by integrating these instruments into application-specific solutions for customers, and by facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo services a worldwide customer base through its own sales and service organization and has a global manufacturing presence in Europe, the United States and Asia. The Company generated 1997 net sales of $878.4 million which were derived 45% in Europe, 42% in North and South America and 13% in Asia and other markets.

     The Company believes that in 1997 the global market for the Company's products and services was approximately $6.0 billion. Weighing instruments are among the most broadly used measuring devices, and their results are often used as the basis of commercial transactions. Analytical instruments are critical to the research and development and quality control efforts of end-users, while metal detection systems provide important quality and safety checks in production and packaging. The Company's products are used in laboratories as an integral part of research and quality control processes, in industry for various manufacturing processes such as quality control, materials preparation, filling, counting and dimensioning, and in food retailing for preparation, portioning and inventory control. Customers include pharmaceutical, biotechnology, chemicals, cosmetics, food and beverage, metals, electronics, logistics, transportation and food retailing businesses, as well as schools, universities and government standards laboratories.

MARKET LEADERSHIP

     The Company believes that it maintains a leading position in each of its markets. In the weighing instruments market, Mettler-Toledo is the only company to offer products for laboratory, industrial and food retailing applications throughout the world and believes that it holds a market share more than two times greater than that of its nearest competitor. The Company believes that in 1997 it had an approximate 40% market share of the global market for laboratory balances, including the largest market share in each of Europe, the United States and Asia (excluding Japan), and the number two position in Japan. In the industrial and food retailing market, the Company believes it has the largest market share in Europe and in the United States. In Asia, the Company has a substantial, rapidly growing industrial and food retailing business supported by its established manufacturing presence in China. The Company also holds one of the top three global market positions in several analytical instruments such as titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors. The Company recently enhanced its leading positions in precision instruments through the addition of Safeline's market leading metal detection products, which can be used in conjunction with the Company's checkweighing instruments for important quality and safety checks in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Mettler-Toledo attributes its worldwide market leadership positions to the following competitive strengths:

     Global Brand and Reputation. The Mettler-Toledo brand name is identified worldwide with accuracy, reliability and innovation. Customers value these characteristics because precision instruments, particularly weighing and analytical instruments, significantly impact customers' product quality, productivity, costs and regulatory compliance. Furthermore, precision instruments generally constitute a small percentage of customers' aggregate expenditures. As a result, the Company believes customers tend to emphasize accuracy, product reliability, technical innovation, service quality, reputation and past experience with a manufacturer's products when making their purchasing decisions for weighing and other precision instruments and experience high switching costs if they attempt to change vendors. A recent independent survey concluded that "Mettler-Toledo" was one of the three most recognized brand names in the laboratory. The Company's brand name is so well recognized that laboratory balances are often generically referred to as "Mettlers." The strength of this brand name has allowed the Company to successfully extend its laboratory product line to include titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors.

     Technological Innovation. Mettler-Toledo has a long and successful track record of innovation, as demonstrated by the invention of the single-pan analytical balance in 1945 and the introduction of the first fully electronic precision balance in 1973. The Company has continued to be at the forefront of technology with recent innovations in both weighing and related instrumentation, including its new digital load cell, its ID 20 terminal (the first personal computer interface to be certified by weights and measures regulators), its MonoBloc weighing sensor technology, its GOBI moisture determination instrument, a new automatic lab reactor, the Zero Metal-Free Zone metal detector and its new PILAR (Parallel Infrared Laser Array) dimensioning equipment. As with many of the Company's recent innovations, the Company's new MonoBloc weighing sensor technology provides greater accuracy, while also significantly reducing manufacturing costs and the time and expense of design changes by reducing from approximately 100 to approximately 50 the number of parts in the sensor. The Company believes it is the global leader in its industry in providing innovative instruments, in integrating its instruments into application-specific solutions for customers, and in facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo's technological innovation efforts benefit from the Company's manufacturing expertise in sensor technology, precision machining and electronics, as well as its strength in software development.

     Comprehensive, High Quality Product Range. Mettler-Toledo manufactures a more comprehensive range of weighing instruments than any of its competitors. The Company's broad product line addresses a wide range of weighing applications across and within many industries and regions. Furthermore, the Company's analytical instruments and metal detection systems complement its weighing products, enabling the Company to offer integrated solutions. The Company manufactures its products in its modern manufacturing facilities, most of which are ISO 9001 certified. Mettler-Toledo's broad range of high quality products and the ability to provide integrated solutions allows the Company to leverage its sales and service organization, product development activities and manufacturing and distribution capabilities.

     Global Sales and Service. The Company has the only global sales and service organization among weighing instruments manufacturers. At March 31, 1998, this organization consisted of approximately 3,100 employees organized into locally-based, customer-focused groups that provide prompt service and support to the Company's customers and distributors in virtually all major markets around the world. The local focus of the Company's sales and service organization enables the Company to provide timely, responsive support to customers worldwide and provides feedback for manufacturing and product development. This global infrastructure also allows the Company to capitalize on growth opportunities in emerging markets.

     Largest Installed Base. The Company believes that it has the largest installed base of weighing instruments in the world. From this installed base, the Company obtains service contracts which provide a strong, stable source of recurring service revenue. Service revenue represented approximately 16% of net sales in 1997, of which approximately 9% is derived solely from service contracts and repairs with the remainder derived from the sale of spare parts. The Company believes that its installed base of weighing instruments represents a competitive advantage with respect to repeat purchases and purchases of related analytical instruments and metal detection systems, because customers tend to remain with an existing supplier that can provide accurate and reliable products and related services. In addition, switching to a new instrument supplier entails additional costs to the customer for training, spare parts, service and systems integration requirements. Close relationships and frequent contact with its broad customer base also provide the Company with sales leads and new product and application ideas.

     Geographical, Product and Customer Diversification. The Company's revenue base is diversified by geographic region, product range and customer. The Company's broad range of product offerings is utilized in many different industries, including, among others, chemicals, pharmaceuticals, food processing, food retailing and transportation. The Company supplies customers in over 100 countries, and no one customer accounted for more than 2.6% of 1997 net sales. The Company's diverse revenue base reduces its exposure to regional or industry-specific economic conditions, and its presence in many different geographic markets, product markets and industries enhances its attractiveness as a supplier to multinational customers.

GROWTH STRATEGY

     Prior to its acquisition on October 15, 1996 (the "Acquisition") in a transaction sponsored by management and AEA Investors Inc. ("AEA
Investors"), Mettler-Toledo operated as a division of Ciba-Geigy AG ("Ciba"). In connection with the Acquisition, Mettler-Toledo began implementing a strategy to enhance its position as global market leader by accelerating new product introductions, capitalizing on market opportunities, focusing on expansion in emerging markets, pursuing selected acquisitions and reengineering its operations in order to reduce its overall cost structure. These initiatives have contributed to an improvement in operating income (gross profit less research and development and selling, general and administrative expenses) before amortization and non-recurring costs ("Adjusted Operating Income") from $39.5 million (4.6% of net sales) for 1995 to $81.5 million (9.3% of net sales) for 1997. Adjusted Operating Income increased from $12.3 million (6.2% of net sales) for the three months ended March 31, 1997 to $18.7 million (8.7% of net sales) for the three months ended March 31, 1998, an increase of 52.6%.

     New Product Introductions. The Company intends to continue to invest in product innovation in order to provide technologically advanced products to its customers for existing and new applications. Over the last three calendar years, the Company invested more than $150 million in research and development and customer engineering, which has resulted in a pipeline of innovative and new products, significant reductions in product costs and reduced time to market for new products. Examples of recent or upcoming product introductions include: industrial and retail products that apply open-system architecture, a higher performance titrator, a higher performance modular thermal analysis system, a new density and refractometry measurement technology, a fully integrated metal detector and checkweigher, and the first Chinese-designed and manufactured laboratory balance. In addition, the Company is also focused on innovations that reduce manufacturing costs. For example, the Company is extending the utilization of its high-accuracy, low-cost MonoBloc weighing sensor technology through much of its weighing instrument product line. The Company attributes a significant portion of its recent margin improvement to its research and development efforts.

     Capitalize on Market Opportunities. Mettler-Toledo believes it is well positioned to capitalize on potential market opportunities including: (i) the integration of precision measurement instruments into data management software systems to automate processes and/or improve process control; (ii) the development of integrated solutions that combine measurement instruments and related technologies directly into manufacturing processes;
(iii) the harmonization of national weighing standards among countries, particularly in the European Union; and (iv) the standardization of manufacturing and laboratory practices through programs such as ISO 9001, Good Laboratory Practices and Good Manufacturing Practices. The Company believes that these trends, together with the Company's brand name, global presence and the pipeline of planned new products, will allow it to increase its penetration of developed markets such as Europe, the United States and Japan.

     Further Expansion in Emerging Markets. The Company believes that global recognition of the Mettler-Toledo brand name and the Company's global sales, service and manufacturing capabilities position it to take advantage of continued growth opportunities in emerging markets. These growth opportunities have been driven by economic development and global manufacturers' utilization of additional and more sophisticated precision measurement instruments as they shift production to these markets. The primary focus to date of the Company's emerging market expansion has been in Asia. In Asia (excluding Japan), the Company is the market leader in laboratory weighing instruments and has substantial and rapidly growing industrial and food retailing businesses. The Company maintains two profitable operations in China: first, a 60% owned joint venture which manufactures and sells industrial and food retailing products and, second, a wholly owned facility which manufactures and distributes laboratory products. Both of these operations serve the domestic and export markets. The Company has opened direct marketing organizations in Taiwan, Korea, Hong Kong, Thailand, Malaysia and Eastern Europe. The Company's net sales in Southeast Asia and Korea collectively represented approximately 3% of the Company's net sales for 1997. The Company is also expanding its sales and service presence in Latin America and other emerging markets. The Company believes Asia and other emerging markets will continue to provide opportunities for growth in the long term based upon the movement toward international quality standards, the need to upgrade mechanical scales to electronic versions and the establishment of local production facilities by the Company's multinational client base. The Company believes that its brand name, its global marketing and manufacturing infrastructure and its already substantial sales in Asia, Latin America and Eastern Europe position it to take advantage of these growth opportunities.

     Pursue Selected Acquisition Opportunities. Mettler-Toledo plans to actively pursue additional complementary product lines and distribution channels. In the laboratory market, the Company intends to leverage its existing laboratory distribution system through the acquisition of complementary product lines and the development of integrated laboratory solutions. In the industrial and food retailing markets, the Company plans to pursue the acquisition of related products and technologies that allow for the integration of weighing with other customer operations and information systems. The Company began implementing this strategy through the May 1997 acquisition of Safeline, which is the world's leading supplier of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detection systems enable the Company to offer integrated solutions for quality control and data management to these industries. The Company believes that by taking advantage of its brand name and global sales and service organization it can expand the distribution of acquired product lines and operate acquired businesses more effectively.

     Reengineering and Cost Reductions. The Company's recent increase in profitability has been achieved in part through: (i) focusing research and development efforts on product cost reductions; (ii) achieving greater flexibility in, and a targeted reduction of, the Company's workforce, including a planned further reduction of approximately 70 personnel in 1998; (iii) consolidating manufacturing facilities, including the closure of the Westerville, Ohio facility; and (iv) moving production to lower-cost manufacturing facilities. The Company has also started implementing a number of additional operational changes such as the restructuring of its ordering process, product delivery and parts inventory management in Europe, the consolidation of worldwide precision balance manufacturing, the realignment of industrial product manufacturing in Europe and the consolidation of the Company's North American laboratory, industrial and food retailing businesses into a single marketing organization. The Company believes that these new initiatives, as well as its continuing efforts to reduce product costs through research and development and the move of production to lower-cost manufacturing facilities, will place the Company in a position to build on its recent improvement in profitability. Furthermore, the Company believes that it can leverage its existing infrastructure, particularly the recent investments made in Asia, to obtain continued sales growth without significant additions to its overall cost base.

ACQUISITION AND SAFELINE ACQUISITION

     Acquisition. On October 15, 1996, the Company acquired the Mettler-Toledo Group from Ciba in a transaction sponsored by management and AEA Investors. As of March 31, 1998, approximately 1,000 of the Company's employees, including executive officers, key management employees and Company sponsored pension funds, owned at least 2,875,000 shares of Common Stock and held options to purchase 4,408,740 additional shares of Common Stock, collectively representing on a fully diluted basis an aggregate ownership interest of approximately 18%. See "Management" and "Principal and Selling Shareholders."

     Safeline Acquisition. On May 30, 1997, the Company acquired Safeline for (pound)61.0 million (approximately $100.0 million at May 30, 1997) plus up to an additional (pound)6.0 million (approximately $10.0 million at May 30, 1997) for a contingent earn-out payment. In October 1997, the Company made an additional payment, representing a post-closing adjustment, of (pound)1.9 million (approximately $3.1 million at October 3, 1997). Such amount has been accounted for as additional purchase price. Safeline, based in Manchester, U.K., is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detectors can also be used in conjunction with the Company's checkweighing products for important quality and safety checks in these industries.

INITIAL PUBLIC OFFERING AND REFINANCING

     During the fourth quarter of 1997, the Company completed its initial public offering of 7,666,667 shares of Common Stock, including the underwriters' over-allotment option (the "IPO"), at a per share price equal to $14.00. The IPO raised net proceeds, after underwriters' commission and expenses, of approximately $97.3 million. In connection with the IPO, the Company effected a merger by and between it and its direct wholly owned subsidiary, Mettler-Toledo Holding Inc., whereby Mettler-Toledo Holding Inc. was merged with and into the Company (the "Merger"). In connection with the Merger, all classes of the Company's previous outstanding common stock were converted into 30,669,347 shares of a single class of Common Stock. Concurrently with the IPO, the Company refinanced its existing credit facility by entering into a new credit facility (the "Credit Agreement"), borrowings from which, along with the proceeds from the IPO, were used to repay substantially all of the Company's then existing debt, including all of the 9 3/4% Senior Subordinated Notes due 2006 (the "Notes") of the Company's wholly owned subsidiary, Mettler-Toledo, Inc. (collectively, the "Refinancing"). In connection with the Refinancing, the Company recorded an extraordinary charge of $31.6 million, net of tax, principally for prepayment premiums on certain debt repaid and for the write-off of existing deferred financing fees. At March 31, 1998 the
Company had borrowings of $374.2 million. Of these borrowings, $191.4 million are in the form of a term loan and the remainder are outstanding under a revolving credit facility and various other arrangements. The Company's revolving credit facility commitment increased from $170.0 million to $420.0 million under the Credit Agreement, including a $100.0 million acquisition facility commitment.

                               THE OFFERINGS

     The offering of 11,800,000 shares of the Company's Common Stock, par value $.01 per share, in the United States and Canada (the "U.S. Offering") and the offering of 2,950,000 shares of the Common Stock outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings."

Common Stock Offered by the
   Selling Shareholders (1)
      U.S. Offering...............        11,800,000 shares
      International Offering.......        2,950,000 shares
Common Stock Outstanding Before and
   After the Offerings (2)..........      38,336,014 shares
Use of Proceeds....................       All of the Common Stock offered
                                          hereby is being sold by the
                                          Selling Shareholders. The Company
                                          will not receive any proceeds
                                          from the sale of the shares
                                          offered hereby.
New York Stock Exchange Symbol.....       "MTD"

------------

(1) Excludes 2,212,500 shares which are subject to the over-allotment options granted by the Selling Shareholders to the Underwriters in connection with the Offerings.
(2) Excludes 4,408,740 shares that may be issued upon the exercise of outstanding options granted pursuant to the Company's Stock Option Plan (the "Stock Plan").

                                RISK FACTORS

     Prospective purchasers of the Common Stock should carefully consider all of the information contained in this Prospectus before making an investment in the Common Stock. In particular, prospective purchasers should carefully consider the factors set forth herein under "Risk Factors." These risks include: the effect of the Company's substantial indebtedness on operations and liquidity; risks associated with currency fluctuations; risks associated with international operations; risks associated with competition and improvements in technology by competitors; risks due to significant sales to the pharmaceutical and chemicals industries; risks relating to future acquisitions; risks associated with reliance on key management; risks of liability under environmental laws; potentially adverse effect on stock price due to shares eligible for future sale; restrictions on payment of dividends; and certain anti-takeover provisions in the Company's certificate of incorporation.

                       SUMMARY FINANCIAL INFORMATION

     The summary historical financial information set forth below for the years ended December 31, 1993, 1994 and 1995, for the period from January 1, 1996 to October 14, 1996, for the period from October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997 is derived from the Company's financial statements, which were audited by KPMG Fides Peat, independent auditors. The financial information for all periods prior to October 15, 1996, the date of the Acquisition, is combined financial information of the Mettler-Toledo Group (the "Predecessor Business"). The summary historical financial information at March 31, 1998 and for the three months ended March 31, 1997 and 1998 is derived from the unaudited interim consolidated financial statements of the Company, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for the unaudited periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. The combined historical data of the Predecessor Business and the consolidated historical data of the Company are not comparable in many respects due to the Acquisition and the Safeline Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and accompanying notes included herein. The financial information presented below was prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").


                                           Predecessor Business                         Mettler-Toledo International Inc.
                         -----------------------------------------------------   ---------------------------------------------

                                                          Jan. 1,    Oct. 15,      1996                   Three Months Ended
                          Year Ended December 31,           to         to       Pro forma   Year Ended         March 31,
                         -------------------------        Oct. 14,   Dec. 31,   (a)(b)(c)  December 31,  --------------------
                         1993        1994       1995       1996        1996       (d)(e)      1997        1997          1998
                         ----        ----       ----       ----        ----       ------      ----        ----          ----
                                                   (dollars in thousands, except per share data)

STATEMENT OF
 OPERATIONS DATA:
Net Sales ......... $    728,958  $ 769,136  $ 850,415  $ 662,221  $ 186,912    $889,567   $ 878,415    $  197,402   $ 215,655
Cost of Sales .....      443,534    461,629    508,089    395,239    136,820(b)  523,783     493,480(d)    114,120     121,048
                    ------------  ---------  ---------  ---------  ---------    --------   ---------    ----------   ---------
Gross profit ......      285,424    307,507    342,326    266,982     50,092     365,784     384,935        83,282      94,607
Research and
 development ......       46,438     47,994     54,542     40,244      9,805      50,608      47,551        10,832      10,795
Selling,
 general and
 administrative ...      209,692    224,978    248,327    186,898     59,353     252,085     260,397        60,193      65,112
Amortization ......        2,917      6,437      2,765      2,151      1,065       6,526       6,222         1,157       1,818
Purchased research
 and development ..          --         --         --         --     114,070(c)      --       29,959(e)        --          --

Interest expense ..       15,239     13,307     18,219     13,868      8,738      30,007      35,924         9,446       5,879
Other charges
 (income),
 net(f) ...........       14,110     (7,716)    (9,331)    (1,332)    17,137      14,036      10,834         3,754         454
                    ------------  ---------  ---------  ---------  ---------    --------   ---------    ----------   ---------
Earnings (loss)
 before taxes,
 minority
 interest and
 extraordinary
 items.............       (2,972)    22,507     27,804     25,153   (160,076)     12,522      (5,952)       (2,100)     10,549
Provision for
 taxes ............        3,041      8,676      8,782     10,055       (938)      6,956      17,489        (1,087)      3,692
Minority
 interest .........        1,140        347        768        637        (92)        593         468           109          19
                    ------------  ---------  ---------  ---------  ---------    --------   ---------    ----------   ---------
Earnings (loss)
 before
 extraordinary
 items ............       (7,153)    13,484     18,254     14,461   (159,046)      4,973     (23,909)       (1,122)      6,838
Extraordinary
 items-debt
 extinguishments ..          --         --         --         --         --                  (41,197)(g)       --           --
                    ------------  ---------  ---------  ---------  ---------    --------   ---------    ----------   ---------
Net earnings
 (loss) ........... $     (7,153) $  13,484  $  18,254  $  14,461  $(159,046)   $  4,973   $ (65,106)   $   (1,122)  $   6,838
                    ============  =========  =========  =========  =========    ========   =========    ==========   =========
Diluted earnings
 (loss) per common
 share(h):
   Earnings (loss)
    per common
    share before
    extraordinary
    items .........                                                $   (5.18)             $    (0.76)   $    (0.04)  $    0.17
   Extraordinary
    items .........                                                      --                    (1.30)          --          --
                                                                   ---------              ----------    ----------   ---------
   Earnings (loss)
    per common
    share .........                                                 $  (5.18)              $   (2.06)   $    (0.04) $     0.17
                                                                   =========              ==========    ==========  ==========
   Weighted average
    number of common
    shares ...........                                            30,686,065              31,617,071    30,686,065  40,600,109

OTHER DATA:

Local currency net
 sales growth(i) ..                       7%         6%                                3%         11%            4%         14%
Gross profit before
 non-recurring
 costs as a
 percentage of
 net sales(j) .....         39.2%      40.0%      40.3%      40.3%      44.0%       41.1%       44.1%         42.2%       43.9%
Adjusted Operating
 Income(k) ........ $     29,294  $  34,535  $  39,457  $  39,840  $  17,912    $ 67,875  $   81,541    $   12,257  $   18,700
Adjusted Operating
 Income as a
 percentage of
 net sales(k) .....          4.0%       4.5%       4.6%       6.0%       9.6%        7.6%        9.3%          6.2%       8.7%
Depreciation and
 amortization
 expense .......... $     29,591  $  34,118  $  33,363  $  21,663  $   8,990    $ 34,393  $   31,835    $    6,978  $    7,695
Capital
 expenditures .....       25,122     24,916     25,858     16,649     11,928      29,417      22,251         3,063       7,417

                                                                                                                     March 31,
BALANCE SHEET DATA:                                                                                                    1998

Working capital...................................................................................................  $   77,503
Total assets......................................................................................................     735,138
Long-term debt....................................................................................................     319,207
Other non-current liabilities (l).................................................................................      91,181
Shareholders' equity..............................................................................................      33,926

------------------------------

(a) Represents the unaudited pro forma consolidated statement of operations of the Company for fiscal year 1996, assuming the Acquisition, the Safeline Acquisition, the IPO and the Refinancing occurred on January 1, 1996. The 1996 pro forma data includes certain adjustments to historical results to reflect: (i) an increase in interest expense resulting from acquisition-related borrowings, which expense has been partially offset by reduced borrowings following application of IPO proceeds and a lower effective interest rate following the Refinancing, (ii) an increase in amortization of goodwill and other intangible assets following the Acquisition and the Safeline Acquisition, and (iii) changes to the provision for taxes to reflect the Company's estimated effective income tax rate at a stated level of pro forma earnings before tax for the year ended December 31, 1996. Certain other one-time charges incurred during 1996 have not been excluded from the unaudited pro forma consolidated statement of operations for the year ended December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

(b) In connection with the Acquisition, the Company allocated $32,194 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the period October 15, 1996 to December 31, 1996. The charges associated with this revaluation have been excluded from the 1996 pro forma financial information.

(c) In conjunction with the Acquisition, the Company allocated, based upon independent valuations, $114,070 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Acquisition. This expense has been excluded from the 1996 pro forma financial information.

(d) In connection with the Safeline Acquisition, the Company allocated $2,054 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the second quarter of 1997. The charges associated with this revaluation have been excluded from the 1996 pro forma financial information.

(e) In conjunction with the Safeline Acquisition, the Company allocated, based upon independent valuations, $29,959 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Safeline Acquisition. This expense has been excluded from the 1996 pro forma financial information.

(f) Other charges (income), net generally includes interest income, foreign currency transactions (gains) losses, (gains) losses from sales of assets and other charges (income). In 1993, the amount shown includes costs associated with the closure of a manufacturing facility in Cologne, Germany, the restructuring of certain manufacturing operations and an early retirement program in the United States. For the period January 1, 1996 to October 14, 1996, the amount shown includes employee severance and other exit costs associated with the closing of the Company's Westerville, Ohio facility. For the period October 15, 1996 to December 31, 1996, the amount shown includes employee severance benefits associated with the Company's general headcount reduction programs in Europe and North America and the realignment of the analytical and precision balance business in Switzerland. For the year ended December 31, 1997, the amount shown includes a restructuring charge of $6,300 to consolidate three facilities in North America. See Note 14 to the audited consolidated financial statements (the "Audited Consolidated Financial Statements") included herein.

(g) Represents charges for the write-off of capitalized debt issurance fees and related expenses associated with the Company's previous credit facilities as well as the prepayment premium on the Notes and the write-off of the related capitalized debt issuance fees.

(h) Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Accordingly, basic and diluted loss per common share data for each period presented have been determined in accordance with the provisions of SFAS 128.

(i) Local currency net sales growth is adjusted for the exit from certain systems businesses. Pro forma 1996 local currency net sales growth assumes that the Safeline Acquisition occurred on January 1, 1995. For 1997, local currency net sales increased 7% absent the Safeline Acquisition. For the three months ended March 31, 1998, local currency net sales increased 7% absent the Safeline Acquisition.

(j)  Non-recurring   costs   represent   costs   associated   with  selling
     inventories revalued to fair value in connection with the Acquisition and the Safeline Acquisition. See Notes (b) and (d) above.

(k) Adjusted Operating Income is defined as operating income (gross profit less research and development and selling, general and administrative expenses) before amortization and non-recurring costs. Non-recurring costs which have been excluded are the costs set forth in Note (j) above and for the period from October 15, 1996 to December 31, 1996, and in pro forma 1996, advisory fees associated with the reorganization of the Company's structure of approximately $4,800. Non-recurring costs in 1997 includes a charge of $2,500 in connection with the termination of the Company's management services agreement with AEA Investors.

(l) Consists primarily of obligations under various pension plans and plans that provide post-retirement medical benefits. See Note 12 to the Audited Consolidated Financial Statements included herein.


                                RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following risk factors before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements. These statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. See "-Forward-Looking Statements and Associated Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EFFECT OF SUBSTANTIAL INDEBTEDNESS ON OPERATIONS AND LIQUIDITY

     In connection with the Acquisition and the Safeline Acquisition, the Company incurred a significant amount of indebtedness. At March 31, 1998, the Company's consolidated indebtedness (excluding unused commitments) was $374.2 million. As of March 31, 1998, the Company had additional borrowing capacity of approximately $240.0 million on a revolving credit basis under the Credit Agreement and under local working capital facilities for acquisitions and other purposes. The Company is required to make scheduled principal payments on the term loans under the Credit Agreement. The Company's ability to comply with the terms of the Credit Agreement and its other debt obligations to make cash payments with respect to such obligations and to satisfy its other debt or to refinance any of such obligations will depend on the future performance of the Company, which, in turn, is subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond its control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company's high degree of leverage could have important consequences including but not limited to the following: (i) the Company's ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on borrowings under the Credit Agreement and the Company's other indebtedness, thereby reducing the funds available to the Company for its operations and other purposes, including investments in research and development and capital spending; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased interest rates; and (iv) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a relative competitive disadvantage and may make the Company more vulnerable to a downturn in general economic conditions or its business or changing market conditions and regulations.

     The Credit Agreement and the Company's other debt obligations contain a number of covenants that, among other things, restrict the ability of the Company to incur additional indebtedness, dispose of certain assets, make capital expenditures and otherwise restrict corporate activities. The Company's ability to comply with such covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. A failure to comply with the covenants and restrictions contained in the Credit Agreement, the Company's other debt obligations or any agreements with respect to any additional financing could result in an event of default under its debt agreements.

RISKS ASSOCIATED WITH CURRENCY FLUCTUATIONS

     Swiss franc-denominated expenses represent a much greater percentage of the Company's operating expenses than Swiss franc-denominated sales represent of total net sales. Some of the Company's manufacturing costs in Switzerland relate to products that are sold outside of Switzerland, including many technologically sophisticated products requiring highly skilled personnel. Moreover, a substantial percentage of the Company's research and development expenses and general and administrative expenses are incurred in Switzerland. Appreciation of the Swiss franc against the Company's major trading currencies (i.e., the U.S. dollar, certain major European currencies and the Japanese yen) has a negative impact on the Company's income from operations, whereas depreciation of the Swiss franc has a positive impact.

     The Company's operations are conducted by subsidiaries in many countries, and the results of operations and the financial position of each of those subsidiaries is reported in the relevant foreign currency and then translated into U.S. dollars at the applicable foreign currency exchange rate for inclusion in the Company's consolidated financial statements. As exchange rates between these foreign currencies and the U.S. dollar fluctuate, the translation effect of such fluctuations may have a material adverse effect on the Company's results of operations or financial position as reported in U.S. dollars. However, the effect of these changes on income from operations generally offsets in part the effect on income from operations of changes in the exchange rate between the Swiss franc and other currencies described in the preceding paragraph.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company does business in numerous countries, including emerging markets in Asia, Latin America and Eastern Europe. In addition to currency risks discussed above, the Company's international operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, credit risk of local customers and distributors, potential difficulties in protecting intellectual property, risk of nationalization of private enterprises, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances  and  other  payments  by  subsidiaries,  and  local  economic,
political   and   social   conditions,   including   the   possibility   of
hyper-inflationary conditions, in certain countries. The Company is increasing its presence in China, Latin America and Eastern Europe. As a result, inflationary conditions in these countries could have an increasingly significant effect on the Company's operating results.
Recently, growth in net sales in Southeast Asia and Korea (which collectively represented approximately 3% of the Company's total net sales in 1997) has slowed and the Company anticipates this trend to continue for the near term.

     The conversion into foreign currency of funds earned in local currency through the Company's operations in the People's Republic of China and the repatriation of such funds require certain governmental approvals. Failure to obtain such approvals could result in the Company being unable to convert or repatriate earnings from its Chinese operations, which may become an increasingly important part of the Company's international operations.

COMPETITION; IMPROVEMENTS IN TECHNOLOGY

     The markets in which the Company operates are highly competitive. Weighing instruments markets are fragmented both geographically and by application, particularly the industrial and food retailing market. As a result, the Company competes with numerous regional or specialized competitors, many of which are well established in their respective markets. Some competitors are divisions of larger companies with potentially greater financial and other resources than the Company. The Company has, from time to time, experienced price pressures from competitors in certain product lines and geographic markets.

     The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although the Company believes that it has certain technological and other advantages over its competitors, realizing and maintaining these advantages will require the continued productive investment by the Company in research and development, sales and marketing and customer service and support. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be successful in maintaining such advantages.

SIGNIFICANT SALES TO PHARMACEUTICAL AND CHEMICALS INDUSTRIES

     The Company's products are used extensively in the pharmaceutical and chemicals industries. Consolidation in these industries has had an adverse impact on the Company's sales in prior years. A prolonged downturn or any additional consolidation in these industries could adversely affect the Company's operating results.

RISKS RELATING TO FUTURE ACQUISITIONS

     The Company may in the future pursue acquisitions of complementary product lines, technologies or businesses. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. There are currently no understandings or agreements with respect to any material acquisition, nor can there be any assurances that the Company will be able to identify and successfully complete and integrate potential acquisitions in the future. In the event that any such acquisition does occur, however, there can be no assurance as to the effect thereof on the Company's business or operating results.

RELIANCE ON KEY MANAGEMENT

     Robert F. Spoerry, the Company's Chief Executive Officer, and each of the other key management employees of the Company have employment contracts with the Company. In addition, various members of management own a portion of the shares of Common Stock of the Company and have options to purchase additional shares of such Common Stock. See "Principal and Selling Shareholders." Nonetheless, there is no assurance that such individuals will remain with the Company. If, for any reason, such key personnel do not continue to be active in the Company's management, operations could be adversely affected. The Company has no key man life insurance policies with respect to any of its senior executives.

ENVIRONMENTAL MATTERS

     The Company is subject to various environmental laws and regulations in the jurisdictions in which it operates, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. The Company, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations in both the United States and abroad. The Company is currently involved in, or has potential liability with respect to, the remediation of past contamination in certain of its presently and formerly owned and leased facilities in both the United States and abroad. In addition, certain of the Company's present and former facilities have or had been in operation for many decades and, over such time, some of these facilities may have used substances or generated and disposed of wastes which are or may be considered hazardous. It is possible that such sites, as well as disposal sites owned by third parties to which the Company has sent wastes, may in the future be identified and become the subject of remediation. Accordingly, although the Company believes that it is in substantial compliance with applicable environmental requirements, it is possible that the Company could become subject to additional environmental liabilities in the future that could result in a material adverse effect on the Company's results of operations or financial condition. See "Business--Environmental Matters."

POTENTIAL  ADVERSE EFFECT ON MARKET PRICE DUE TO SHARES ELIGIBLE FOR FUTURE
SALE

     Sales of a substantial number of shares of Common Stock in the public market or the perception that such sales could occur could adversely affect prevailing market prices for the Common Stock. As of March 31, 1998, the Company had outstanding 38,336,014 shares of Common Stock. All shares of Common Stock are freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except to the extent such shares are subject to the agreement with the Underwriters described below and for any such shares which are held by an "affiliate" of the Company. In connection with the Offerings, the Company, the Company's executive officers and directors and existing shareholders of the Company holding in the aggregate _____ shares of Common Stock will agree not to dispose of any shares of Common Stock for a period of 90 days from the date of this Prospectus without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") on behalf of the Underwriters subject to certain exceptions. Upon expiration of the lockup period, all shares will be eligible for sale in the public market, with shares held by "affiliates" (as such term is defined under the Securities Act) of the Company subject to compliance with the volume limitations and other restrictions of Rules 144 and 145 under the Securities Act. In addition, the Company will be filing a registration statement under the Securities Act covering the sale of shares of Common Stock reserved for issuance or sale under the Company's Stock Plan. As of March 31, 1998, there were outstanding options to purchase a total of 4,408,740 shares of Common Stock. The sale of such shares could have an adverse effect on the Company's ability to raise equity capital in the public markets. See "Shares Eligible for Future Sale."

RESTRICTIONS ON PAYMENT OF DIVIDENDS; ABSENCE OF DIVIDENDS

     The Credit Agreement restricts, among other things, the ability of the Company to pay dividends. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's amended and restated certificate of incorporation (the "Amended and Restated Certificate of Incorporation") and amended by-laws (the "Amended By-laws") contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, proxy contest or otherwise. The Amended and Restated Certificate of Incorporation authorizes the issuance of preferred stock without shareholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future. In addition, the Amended By-laws contain advance notice procedures for shareholders to nominate candidates for election as directors and for shareholders to submit proposals for consideration at shareholder meetings. Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder" (generally a 15% stockholder) to effect various business combinations with a corporation for a three-year period.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus includes forward-looking statements that reflect the Company's current views with respect to future events and financial performance, including capital expenditures, planned product introductions, research and development expenditures, potential future growth, including potential penetration of developed markets and potential growth opportunities in emerging markets, potential future acquisitions, potential cost savings from planned employee reductions and restructuring programs, estimated proceeds from and timing of asset sales, planned operational changes and research and development efforts, strategic plans and future cash sources and requirements. These forward-looking statements are subject to certain risks and uncertainties, including those identified in "Risk Factors," which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                THE COMPANY

GENERAL

     Mettler-Toledo is a leading global supplier of precision instruments. The Company is the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. In addition, the Company holds one of the top three market positions in several related analytical instruments such as titrators, thermal analysis systems, pH meters, automatic lab reactors and electrodes. Through its recent acquisition of Safeline, the Company is also the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. The Company focuses on high value-added segments of its markets by providing innovative instruments, by integrating these instruments into application-specific solutions for customers, and by facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo services a worldwide customer base through its own sales and service organization and has a global manufacturing presence in Europe, the United States and Asia. The Company generated 1997 net sales of $878.4 million which were derived 45% in Europe, 42% in North and South America and 13% in Asia and other markets.

     The mailing address of the Company's principal executive offices is Im Langacher, P.O. Box MT-100, CH-8606, Greifensee, Switzerland. Its telephone number is 41-1-944-22-11.

ACQUISITION AND SAFELINE ACQUISITION

     Acquisition. The Company was incorporated in December 1991. It was recapitalized in connection with the October 15, 1996 acquisition of the Mettler-Toledo Group from Ciba in a transaction sponsored by management and AEA Investors. The Company paid cash consideration of approximately SFr
505.0 million (approximately $402.0 million at October 15, 1996), including dividends of approximately SFr 109.4 million (approximately $87.1 million at October 15, 1996), paid approximately $185.0 million to settle amounts due to Ciba and its affiliates and incurred expenses in connection with the Acquisition and related financing of approximately $29.0 million. The Company primarily financed the Acquisition with (i) borrowings under a credit agreement in the amount of $307.0 million, (ii) the issuance of $135.0 million of the Notes and (iii) an equity contribution of $190.0 million primarily from AEA Investors, its shareholder-investors and executive officers and other employees of the Company.

     Safeline Acquisition. On May 30, 1997, the Company acquired Safeline for (pound)61.0 million (approximately $100.0 million at May 30, 1997) plus up to an additional (pound)6.0 million (approximately $10.0 million at May 30, 1997) for a contingent earn-out payment. In October 1997, the Company made an additional payment, representing a post-closing adjustment, of (pound)1.9 million (approximately $3.1 million at October 3, 1997). Such amount has been accounted for as additional purchase price. Safeline, based in Manchester, U.K., is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detectors can also be used in conjunction with the Company's checkweighing products for important quality and safety checks in these industries.

INITIAL PUBLIC OFFERING AND REFINANCING

     During the fourth quarter of 1997, the Company completed its IPO of 7,666,667 shares of Common Stock, including the underwriters' over-allotment option, at a per share price equal to $14.00. The IPO raised net proceeds, after underwriters' commission and expenses, of approximately $97.3 million. Concurrently with the IPO, the Company effected the Merger and the Refinancing. In connection with the Refinancing, the Company recorded an extraordinary charge of $31.6 million, net of tax, principally for prepayment premiums on certain debt repaid and for the write-off of existing deferred financing fees. At March 31, 1998 the Company had borrowings of $374.2 million. Of these borrowings, $191.4 million are in the form of a term loan and the remainder are outstanding under a revolving credit facility and various other arrangements. The Company's revolving credit facility commitment increased from $170.0 million to $420.0 million under the Credit Agreement, including a $100.0 million acquisition facility commitment.

                              USE OF PROCEEDS

     All of the Common Stock offered hereby is being sold by the Selling Shareholders. The Company will not receive any proceeds from the sale of the Common Stock offered hereby. See "Principal and Selling Shareholders."

                              DIVIDEND POLICY

     The Company has never paid any dividends on its common stock and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The current policy of the Company's Board of Directors is to retain earnings to finance the operations and expansion of the Company's business. In addition, the Company's Credit Agreement restricts the Company's ability to pay dividends to its shareholders. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."


                        PRICE RANGE OF COMMON STOCK

     The Company's Common Stock began trading on the New York Stock Exchange on November 14, 1997 under the symbol "MTD." The following table sets forth on a per share basis the high and low sales prices for consolidated trading in the Common Stock as reported on the New York Stock Exchange Composite Tape for the quarters indicated.

                                                      Common Stock Price Range
                                                     -------------------------
                                                         High           Low

1997

   Fourth Quarter (beginning November 14, 1997) ...     $18 3/4     $14 1/16
1998
   First Quarter ..................................      22 3/8      16 9/16
   Second Quarter (through May _____,  1998).......

     For a recent reported last sale price for the Common Stock, see the cover page of this Prospectus.

     As of ________, 1998, there were ______ holders of record of the Company's Common Stock, which excludes beneficial owners of Common Stock held in "street name."

                               CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at March 31, 1998. The information presented below should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and "Management's Discussion and Analysts of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                  MARCH 31,
                                                                    1998
                                                                 (DOLLARS IN
                                                                 THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                     DATA)

Short-term debt, including current maturities of
  long-term debt (a):
   Short-term portion of term loans under credit agreements ..   $  15,866
   Revolving credit facility under credit agreements (b)......      29,156
   Other short-term borrowings                                       9,930
                                                                 ---------
      Total short-term debt ..................................   $  54,952
                                                                 =========
Long-term debt (a):
   Revolving credit facility under credit agreements (b)......   $ 127,732
   Term loans under credit agreements ........................     175,514
   Other long-term debt ......................................      15,961
                                                                 ---------
      Total long-term debt ...................................     319,207
Shareholders' equity:
   Common stock, par value $0.01, authorized 125,000,000
   shares; issued 38,336,014 (excluding 64,467 shares
     held in treasury) (c) ...................................         383
   Additional paid-in capital ................................     284,630
   Accumulated deficit .......................................    (217,314)
   Accumulated other comprehensive loss ......................     (33,773)
                                                                 ---------
      Total shareholders' equity .............................      33,926
                                                                 ---------
         Total capitalization ................................   $ 353,133
                                                                 =========
---------

(a) At March 31, 1998, the Company and its subsidiaries had total availability of approximately $240,000 (including a $100,000 acquisition facility) under the revolving credit facility of the Credit Agreement and local working capital facilities.

(b) The Company has the ability to refinance its short-term borrowings under its revolving facility for an uninterrupted period extending beyond one year. Accordingly, $127,732 of the Company's short-term borrowings at March 31, 1998 have been reclassified to long-term.

(c) Does not include shares of Common Stock that may be issued upon exercise of options granted pursuant to the Stock Plan.


                 SELECTED HISTORICAL FINANCIAL INFORMATION

          The selected historical financial information set forth below at December 31, 1994, 1995, 1996 and 1997, for the years ended December 31, 1993, 1994 and 1995, for the period from January 1, 1996 to October 14, 1996, for the period from October 15, 1996 to December 31, 1996, and for the year ended December 31, 1997 is derived from the Company's financial statements, which were audited by KPMG Fides Peat, independent auditors. The financial information for all periods prior to October 15, 1996, the date of the Acquisition, is combined financial information of the Mettler-Toledo Group (the "Predecessor Business"). The selected historical financial information at March 31, 1997 and 1998 and for the three months then ended is derived from the unaudited interim consolidated financial statements of the Company, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for the unaudited periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. The combined historical data of the Predecessor Business and the consolidated historical data of the Company are not comparable in many respects due to the Acquisition and the Safeline Acquisition. See "Management's Discussion and Analysis of Financial
Condition and Results of Operations" and the Consolidated Financial Statements and accompanying notes included elsewhere in this Prospectus. The financial information presented below was prepared in accordance with U.S. GAAP.

                                              Predecessor Business                        Mettler-Toledo International Inc.
                                    ----------------------------------------   ---------------------------------------------------
                                                                 January 1       October 15
                                                                     to             to        Year Ended      Three Months Ended
                                      Year Ended December 31,    October 14,    December 31,  December 31,        March 31,
                                    1993      1994       1995       1996           1996          1997         1997        1998
                                    ----      ----       ----       ----           ----          ----         ----        ----
                                                               (dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Net Sales .....................  $ 728,958  $ 769,136  $ 850,415   $ 662,221   $  186,912    $  878,415     $  197,402  $  215,655
Cost of sales .................    443,534    461,629    508,089     395,239      136,820(a)    493,480(c)     114,120     121,048
                                 ---------  ---------  ---------   ---------   ----------    ----------     ----------  ----------
Gross profit ..................    285,424    307,507    342,326     266,982       50,092       384,935         83,282      94,607
Research and development ......     46,438     47,994     54,542      40,244        9,805        47,551         10,832      10,795
Selling, general and ..........    209,692    224,978    248,327     186,898       59,353       260,397         60,193      65,112
administrative
Amortization ..................      2,917      6,437      2,765       2,151        1,065         6,222          1,157       1,818
Purchased research and ........       --         --         --          --        114,070(b)     29,959(d)        --          --
development
Interest expense ..............     15,239     13,307     18,219      13,868        8,738        35,924          9,446       5,879
Other charges (income),
  net(e) ......................     14,110     (7,716)    (9,331)     (1,332)      17,137        10,834          3,754         454
                                 ---------  ---------  ---------   ---------   ----------    ----------     ----------  ----------
Earnings (loss) before taxes,
    minority interest and .....     (2,972)    22,507     27,804      25,153     (160,076)       (5,952)        (2,100)     10,549
    extraordinary items
Provision for taxes ...........      3,041      8,676      8,782      10,055         (938)       17,489         (1,087)      3,692
Minority interest .............      1,140        347        768         637          (92)          468            109          19
                                 ---------  ---------  ---------   ---------   ----------    ----------     ----------  ----------
Earnings (loss) before
    extraordinary .............     (7,153)    13,484     18,254      14,461     (159,046)      (23,909)        (1,122)      6,838
    items
Extraordinary items-debt
    extinguishments ...........       --         --         --          --           --         (41,197)(f)       --          --
                                 ---------  ---------  ---------   ---------   ----------    ----------     ----------  ----------
Net earnings (loss) ...........  $  (7,153) $  13,484  $  18,254   $  14,461   $ (159,046)   $  (65,106)    $   (1,122) $    6,838
                                 =========  =========  =========   =========   ==========    ==========     ==========  ==========
Basic earnings (loss) per
 common share(g):
    Earnings (loss) per
      common share
      before extraordinary
      items....................                                                $    (5.18)   $    (0.76)    $    (0.04) $     0.18
    Extraordinary items .......                                                        --         (1.30)            --          --
                                                                               ----------    ----------     ----------  ----------
    Earnings (loss) per
      common share ............                                                $    (5.18)   $    (2.06)    $    (0.04) $     0.18
                                                                               ==========    ==========     ==========  ==========
    Weighted average
      number of common
      share....................                                                30,686,065    31,617,071     30,686,065  38,336,014
Diluted earnings (loss) per
  common share(g):
    Earnings (loss) per common
       share before
       extraordinary items.....                                                $    (5.18)   $    (0.76)    $    (0.04) $     0.17
    Extraordinary items .......                                                        --         (1.30)            --          --
                                                                               ----------    ----------     ----------  ----------
    Earnings (loss) per common
       share ..................                                                $    (5.18)   $    (2.06)    $    (0.04) $     0.17
                                                                               ==========    ==========     ==========  ==========
    Weighted average number of
       common share ...........                                                30,686,065    31,617,071     30,686,065  40,600,109



BALANCE SHEET DATA (AT END OF
  PERIOD)(h):

Cash and cash equivalents .....             $  63,802  $  41,402               $   60,969    $   23,566     $   40,599  $   21,303
Working capital ...............               132,586    136,911                  103,697        79,163        100,734      77,503
Total assets ..................               683,198    724,094                  771,888       749,313        728,891     735,138
Long-term debt ................                   862      3,621                  373,758       340,334        365,369     319,207
Net borrowing from Ciba and ...               177,651    203,157                      --            --             --          --
  affiliates(i)
Other non-current
  liabilities(j) ..............                83,964     84,303                   96,810        91,011         92,177      91,181
Shareholders' equity(k) .......               228,194    193,254                   12,426        25,399          2,982      33,926

-------------------------------------

(a) In connection with the Acquisition, the Company allocated $32,194 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the period October 15, 1996 to December 31, 1996.
(b) In connection with the Acquisition, the Company allocated, based upon independent valuations, $114,070 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Acquisition.
(c) In connection with the Safeline Acquisition, the Company allocated $2,054 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the second quarter of 1997.
(d) In connection with the Safeline Acquisition, the Company allocated, based upon independent valuations, $29,959 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Safeline Acquisition.
(e) Other charges (income), net generally includes interest income, foreign currency transactions (gains) losses, (gains) losses from sales of assets and other charges (income). In 1993, the amount shown includes costs associated with the closure of a manufacturing facility in Cologne, Germany, the restructuring of certain manufacturing operations and an early retirement program in the United States. For the period January 1, 1996 to October 14, 1996, the amount shown includes employee severance and other exit costs associated with the closing of the Company's Westerville, Ohio facility. For the period October 15, 1996 to December 31, 1996, the amount shown includes employee severance benefits associated with the Company's general headcount reduction programs, in Europe and North America and the realignment of the analytical and precision balance business in Switzerland. For the year ended December 31, 1997, the amount shown includes a restructuring charge of $6,300 to consolidate three facilities in North America. See Note 14 to the Consolidated Financial Statements included herein.
(f) Represents charges for the write-off of capitalized debt issuance fees and related expenses associated with the Company's previous credit facilities as well as the prepayment premium on the Notes and the write-off of the related capitalized debt issuance fees.
(g) Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Accordingly, basic and diluted loss per common share data for each period presented have been determined in accordance with the provisions of SFAS 128.
(h)  Balance sheet information at December 31, 1993 is not available.
(i) Includes notes payable and long-term debt payable to Ciba and affiliates less amounts due from Ciba and affiliates.
(j) Consists primarily of obligations under various pension plans and plans that provide post-retirement medical benefits. See Note 12 to the Consolidated Financial Statements included herein.
(k) Shareholders' equity for the Predecessor Business consists of the combined net assets of the Mettler-Toledo Group.


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Audited Consolidated Financial Statements and the unaudited interim consolidated financial statements (the "Interim Consolidated Financial Statements") included herein.

GENERAL

     The financial statements for periods ended prior to October 15, 1996 reflect the combined operations of the Mettler-Toledo Group, while the financial statements for periods after October 15, 1996 reflect the consolidated operations of the Company after accounting for the Acquisition using the purchase method of accounting. See Note 1 to the Audited Consolidated Financial Statements. Operating results subsequent to the Acquisition and the Safeline Acquisition are not comparable in many respects to the operating results prior to the Acquisition and the Safeline Acquisition. Financial information is presented in accordance with generally accepted accounting principles in the United States of America.

     The Company operates a global business, with net sales that are diversified by geographic region, product range and customer. The Company believes that it has achieved its market leadership positions through its continued investment in product development, the maintenance and, in some instances, expansion, of its existing position in established markets and its pursuit of new markets. Net sales in local currency (adjusted for the exit in 1996 and 1995 from certain systems businesses) have increased in both the laboratory and industrial and food retailing product lines, increasing by 11% in 1997 and by 3% and 6% in 1996 and 1995, respectively. More recently, during the period ended March 31, 1998, net sales in local currency increased by 14% compared to the corresponding period in 1997. Similarly net sales in U.S. dollars increased 9% for the first three months of 1998 compared to the first three months of 1997. For the full year in 1997, net sales in U.S. dollars increased by 3%, as the strengthening of the U.S. dollar versus the Company's major trading currencies reduced U.S. dollar reported sales. Net sales in U.S. dollars were unchanged in 1996 and increased by 11% in 1995. The Company's growth in 1997 and 1998 reflects favorable sales trends in Europe, which began in the second half of 1997. In addition, the Company has also benefited from recent investments to establish distribution and manufacturing infrastructure in certain emerging markets, particularly in Asia. For 1997, net sales in Asia and other emerging markets increased by 30% over the prior year, despite the weakening economic conditions in Asia. As a result of these weakening economic conditions net sales in Asia and other emerging markets in local currency decreased by 3% for the first three months of 1998 compared to the first three months of 1997 primarily as a result of a decline in net sales in Southeast Asia and Korea (which collectively represented approximately 3% of the Company's total net sales for 1997). However, the Company believes Asia and other emerging markets will continue to provide opportunities for growth in the long term. The Company believes that its growth over the next several years will come primarily from (i) the needs of customers in developed markets to continue to automate their research and development and manufacturing processes, (ii) the needs of customers in emerging markets to continue modernizing these same processes through the use of increasingly sophisticated instruments, and (iii) the pursuit of the Company's acquisition strategy.

     The Company increased its gross profit margin before non-recurring acquisition costs from 40.3% in 1995 to 44.1% in 1997 and increased its Adjusted Operating Income (gross profit less research and development and selling, general and administrative expenses before amortization and non-recurring costs) as a percentage of net sales from 4.6% in 1995 to 9.3% in 1997. During the first three months of 1998, the Company increased its gross profit margin to 43.9% compared to 42.2% for the first three months of 1997. Similarly, Adjusted Operating Income as a percentage of net sales improved from 6.2% during the first three months of 1997 to 8.7% for the first three months of 1998. These increases were achieved despite the Company's continued investments in product development and in its distribution and manufacturing infrastructure. The Company believes that a significant portion of these increases can be attributed to its strategy to reduce costs and reengineer its operations. This strategy has a number of key elements, such as ongoing efforts to direct more of its research and development activities to the reduction of product costs, to reengineer manufacturing, distribution, sales and administrative processes, and to consolidate operations and re-deploy resources to lower cost facilities. Examples of recent efforts to implement the different elements of this strategy include the introduction of several products in 1997 with significantly reduced manufacturing costs compared to their predecessors, the closure of the Westerville, Ohio manufacturing facility in 1996, completion of a targeted workforce reduction of approximately 170 personnel, the consolidation of three North American facilities as described below and the opening of a new laboratory manufacturing facility in Shanghai, China in 1997 with significant production and research and development capabilities. The Company is currently implementing several additional reengineering and cost reduction projects, including the consolidation of worldwide precision balance manufacturing, the restructuring of its ordering process, product delivery and parts inventory management in Europe, the realignment of industrial product manufacturing in Europe and the consolidation of the Company's North American laboratory, industrial and food retailing businesses into a single marketing organization.

     On May 30, 1997, the Company acquired Safeline for (pound)61.0 million (approximately $100.0 million at May 30, 1997) plus up to an additional (pound)6.0 million (approximately $10.0 million at May 30, 1997) for a contingent earn-out payment. In October 1997, the Company made an additional payment, representing a post-closing adjustment, of (pound)1.9 million (approximately $3.1 million at October 3, 1997). Such amount has been accounted for as additional purchase price. Safeline, based in Manchester, U.K., is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries.
Safeline's metal detectors can also be used in conjunction with the Company's checkweighing products for important quality and safety checks in these industries. From 1992 to 1996, Safeline's sales increased at a compounded annual growth rate of approximately 30%, in part due to the introduction of new products such as the first digital electronic and Zero Metal-Free Zone metal detectors. Safeline had net sales and Adjusted Operating Income of $40.4 million and $9.9 million, respectively, for the year ended December 31, 1996. The Safeline Acquisition was financed by borrowings under the Company's then-existing credit facility together with the issuance of (pound)13.7 million (approximately $22.4 million at May 30, 1997) of seller loan notes which mature May 30, 1999. At March 31, 1998, (pound)4.5 million (approximately $7.5 million at March 31, 1998) remained outstanding under the seller loan notes.

     In 1997, the Company recorded restructuring charges totaling approximately $6.3 million in connection with the consolidation of three facilities in North America. Such charges were comprised primarily of severance and other related benefits and costs of exiting facilities, including lease termination costs and write-down of existing assets to their expected net realizable value. The Company expects these actions will be substantially completed during 1998 and that the two owned facilities will be sold thereafter. In connection with the closure of these facilities, the Company expects to terminate approximately 70 employees. The Company is undertaking these actions as part of its efforts to reduce costs through reengineering. When complete, these actions will enable the Company to close certain operations and realize cost savings estimated at approximately $2.5 million on an annual basis. The Company also estimates that it will receive, after 1998, upon the sale of the two facilities which the Company owns proceeds in excess of $5.0 million. The Company believes that the fair market value of these facilities approximates their respective book values.

     During the fourth quarter of 1997, the Company completed its IPO of 7,666,667 shares of Common Stock, including the underwriters' over-allotment option, at a per share price equal to $14.00. The IPO raised net proceeds, after underwriters' commission and expenses, of approximately $97.3 million. In connection with the IPO, the Company effected the Merger and the Refinancing. In connection with the Refinancing, the Company recorded an extraordinary charge of $31.6 million, net of tax, principally for prepayment premiums on certain debt repaid and for the write-off of existing deferred financing fees. The Company also incurred a non-recurring termination fee of $2.5 million in connection with the termination of its management consulting agreement with AEA Investors Inc. (the "Termination Fee").

RESULTS OF OPERATIONS

     The following table sets forth certain items from the consolidated statements of operations for the year ended December 31, 1995, for the period from January 1, 1996 to October 14, 1996, for the period from October 15, 1996 to December 31, 1996, pro forma for the year 1996, actual for the year ended December 31, 1997 and actual for the three months ended March 31, 1997 and 1998. The pro forma 1996 information gives effect to the Acquisition, the Safeline Acquisition, the IPO and the Refinancing as if such transactions had occurred on January 1, 1996, and does not purport to represent the Company's actual results if such transactions had occurred on such date. The pro forma 1996 information reflects the historical results of operations of the Predecessor Business for the period from January 1, 1996 to October 14, 1996 and the historical results of operations of the Company for the period from October 15, 1996 to December 31, 1996, together with certain pro forma adjustments as described below. The consolidated statement of operations data for the year ended December 31, 1997 include Safeline results from May 31, 1997. The pro forma 1996 information includes Safeline's historical results of operations for all of 1996. The pro forma information is presented in order to facilitate management's discussion and analysis.

                                                        PREDECESSOR BUSINESS                 METTLER-TOLEDO INTERNATIONAL INC.
                                                -----------------------------------   ---------------------------------------------
                                                              JAN. 1,      OCT. 15,     1996
                                               YEAR ENDED     1996 TO      1996 TO    PRO FORMA  YEAR ENDED      THREE MONTHS ENDED
                                                DEC. 31,      OCT. 14,     DEC. 31,    (A)(B)     DEC. 31,             MARCH 31,
                                                  1995         1996       1996(B)(C)  (C)(D)(E)  1997(B)(C)       1997        1998
                                                  ----         ----       ----------  ---------  ----------       ----        ----
                                                                          (DOLLARS IN THOUSANDS)
Net sales ...................................   $ 850,415    $ 662,221    $ 186,912    $889,567   $ 878,415    $ 197,402    $215,655
Cost of sales ...............................     508,089      395,239      136,820     523,783     493,480      114,120     121,048
                                                ---------    ---------    ---------    --------   ---------    ---------    --------
Gross profit ................................     342,326      266,982       50,092     365,784     384,935       83,282      94,607
Research and development ....................      54,542       40,244        9,805      50,608      47,551       10,832      10,795
Selling, general and
  administrative ............................     248,327      186,898       59,353     252,085     260,397       60,193      65,112
Amortization ................................       2,765        2,151        1,065       6,526       6,222        1,157       1,818
Purchased research and
  development ...............................        --           --        114,070        --        29,959         --          --
Interest expense ............................      18,219       13,868        8,738      30,007      35,924        9,446       5,879
Other charges (income), net(f)  .............      (9,331)      (1,332)      17,137      14,036      10,834        3,754         454
                                                ---------    ---------    ---------    --------   ---------    ---------    --------
Earnings (loss) before taxes,
  minority
  interest and extraordinary
  items .....................................   $  27,804    $  25,153    $(160,076)   $ 12,522   $  (5,952)   $  (2,100)   $ 10,549
                                                =========    =========    =========    ========   =========    =========    ========
Adjusted Operating Income(g) ................   $  39,457    $  39,840    $  17,912    $ 67,875   $  81,541    $  12,257    $ 18,700
                                                =========    =========    =========    ========   =========    =========    ========

------------------

(a) In giving effect to the Acquisition, the Safeline Acquisition, the IPO and the Refinancing, the 1996 pro forma data includes certain adjustments to historical results to reflect: (i) an increase in interest expense resulting from acquisition-related borrowings, which expense has been partially offset by reduced borrowings following application of IPO proceeds and a lower effective interest rate following the Refinancing, (ii) an increase in amortization of goodwill and other intangible assets following the Acquisition and the Safeline Acquisition, and (iii) changes to the provision for taxes to reflect the Company's estimated effective income tax rate at a stated level of pro forma earnings before tax for the year ended December 31, 1996.
(b) In connection with the Acquisition and the Safeline Acquisition, the Company allocated $32,194 and $2,054, respectively, of the purchase prices to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories revalued in connection with the Acquisition were sold during the period October 15, 1996 to December 31, 1996, and substantially all such inventories revalued in connection with the Safeline Acquisition were sold in the second quarter of 1997. The expense related to inventory revalued in connection with the Acquisition has been excluded from the 1996 pro forma information.
(c) In conjunction with the Acquisition and the Safeline Acquisition, the Company allocated, based upon independent valuations, $114,070 and $29,959, respectively, of the purchase prices to purchased research and development in process. These amounts were expensed immediately following the Acquisition and the Safeline Acquisition, respectively. The amounts related to the Acquisition have been excluded from the 1996 pro forma information.
(d) Certain one-time charges incurred during 1996 have not been excluded from the 1996 pro forma information. These charges consist of certain non-recurring items for (i) advisory fees associated with the reorganization of the Company's structure of approximately $4,800 and
     (ii) restructuring charges of approximately $12,600.
(e) Selling, general and administrative expense has been adjusted to eliminate the AEA Investors annual management fee of $1,000, payment of which was discontinued upon consummation of the IPO.
(f) Other charges (income), net generally includes interest income, foreign currency transactions (gains) losses, (gains) losses from sales of assets and other charges (income). For the period January 1, 1996 to October 14, 1996 the amount shown includes employee severance and other exit costs associated with the closing of its Westerville, Ohio facility. For the period October 15, 1996 to December 31, 1996 the amount shown includes employee severance benefits associated with the Company's general headcount reduction programs in Europe and North America, and the realignment of the analytical and precision balance business in Switzerland. For the year ended December 31, 1997 the amount shown includes a restructuring charge of $6,300 to consolidate three facilities in North America. See Note 14 to the Consolidated Financial Statements included herein.
(g) Adjusted Operating Income is operating income (gross profit less research and development and selling, general and administrative expenses) before amortization and non-recurring costs. Non-recurring costs which have been excluded are those costs associated with selling inventories revalued to fair value in connection with the Acquisition and the Safeline Acquisition, fees associated with the termination of the Company's management consulting agreement with AEA Investors at the time of the IPO of $2,500 in 1997 and advisory fees associated with the reorganization of the Company's structure of approximately $4,800 in 1996.

THREE MONTHS  ENDED MARCH 31, 1998  COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

     Net sales were $215.7 million for the three months ended March 31, 1998 compared to $197.4 million for the corresponding period in the prior year. This reflected an increase of 14% in local currency (7% absent the Safeline Acquisition). Results were negatively impacted by the strengthening of the U.S. dollar against other currencies. Net sales in U.S. dollars during the three month period increased 9%.

     Net sales in Europe increased 17% in local currencies during the three months ended March 31, 1998 versus the corresponding period in the prior year. The Company has continued to experience favorable sales trends in Europe, which began in the second half of 1997, as a result of the strengthening of the European economy. Net sales in local currencies during the three-month period in the Americas increased 16% principally due to improved market conditions for sales to industrial and food retailing customers. Net sales in local currencies in the three month period in Asia and other markets decreased 3%. The Company's business in Asia has deteriorated in the three months ending March 31, 1998 primarily as a result of a decline in net sales in Southeast Asia and Korea (which collectively represented approximately 3% of the Company's total net sales for 1997). The Company anticipates that market conditions in Asia will adversely affect sales in 1998 and that margins in that region will be reduced. The Company believes Asia and other emerging markets will continue to provide opportunities for growth in the long term based upon the movement toward international quality standards, the need to upgrade mechanical scales to electronic versions and the establishment of local production facilities by the Company's multinational client base.

     The operating results for Safeline (which were included in the Company's results from May 31, 1997) would have had the effect of increasing the Company's net sales by $11.0 million for the three months ended March 31, 1997. Additionally, Safeline's operating results during the same period would have increased the Company's Adjusted Operating Income (gross profit less research and development and selling, general and administrative expenses before amortization and non-recurring costs) by $2.4 million.

     Gross profit as a percentage of net sales increased to 43.9% for the three months ended March 31, 1998, compared to 42.2% for the corresponding period in the prior year. The improved gross profit percentage reflects the benefits of reduced product costs arising from the Company's research and development efforts and ongoing productivity improvements.

     Research and development expenses as a percentage of net sales decreased to 5.0% for the three months ended March 31, 1998, compared to 5.5% for the corresponding period in the prior year; however, the local currency spending level remained relatively constant period to period.

     Selling, general and administrative expenses as a percentage of net sales decreased to 30.2% for the three months ended March 31, 1998, compared to 30.5% for the corresponding period in the prior year. This decrease primarily reflects the benefits of ongoing cost efficiency programs.

     Adjusted Operating Income was $18.7 million, or 8.7% of sales, for the three months ended March 31, 1998 compared to $12.3 million, or 6.2% of sales, for the three months ended March 31, 1997, an increase of 52.6%.

     Interest expense decreased to $5.9 million for the three months ended March 31, 1998, compared to $9.4 million for the corresponding period in the prior year. The decrease was principally due to benefits received from the IPO, the Refinancing and cash flow provided by operations.

     Other charges, net of $0.5 million for the three months ended March 31, 1998 compared to other charges, net of $3.8 million for the corresponding period in the prior year. The 1998 amount includes gains on asset sales and interest income, offset by other charges. The 1997 period includes $4.8 million ($4.0 million after tax) relating to (i) certain derivative financial instruments acquired in 1996 and closed in 1997 and
(ii) foreign currency exchange losses resulting from certain unhedged bank debt denominated in foreign currencies (such derivative financial instruments and such unhedged bank debt are no longer held pursuant to current Company policy).

     The provision for taxes is based upon the Company's projected annual effective tax rate for the related period. The decrease in the projected annual effective tax rate from 1997 to 1998 includes a benefit of approximately 5 percentage points based upon a change in Swiss tax law which will only benefit the 1998 period.

     The net earnings of $6.8 million for the three months ended March 31, 1998 compared to net loss of $1.1 million for the corresponding period of the prior year.

YEAR ENDED  DECEMBER 31, 1997 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31,
1996

     Net sales were $878.4 million for 1997, compared to pro forma 1996 net sales of $889.6 million. As previously described, pro forma 1996 includes a full year of Safeline's operating results, while 1997 only includes the operating results of Safeline from May 31, 1997. Net sales in local currencies during the year increased 11% (excluding Safeline results from pro forma 1996) and 7% (excluding Safeline results from both pro forma 1996 and actual 1997).

     Net sales in local currencies in 1997 in Europe increased 6% as compared to net sales in local currencies in pro forma 1996 (excluding Safeline results from pro forma 1996). Net sales in local currencies during 1997 in the Americas increased 11%, principally due to improved market conditions for sales to industrial and food retailing customers. Net sales in local currencies in 1997 in Asia and other markets increased 30%, primarily as a result of the establishment of additional direct marketing and distribution in the region. During the six months ended December 31, 1997, sales trends in Europe were more favorable compared to sales trends in the first two quarters of 1997. Overall, the Company's business in Asia and other markets has remained solid. However, growth in net sales in Southeast Asia and Korea (which collectively represent approximately 3% of the Company's total net sales for 1997) slowed.

     The operating results for Safeline (which as previously noted were included in the Company's results from May 31, 1997) had the effect of increasing the Company's net sales by $28.5 million for 1997. Additionally, Safeline's operating results had the effect of increasing the Company's Adjusted Operating Income by $7.1 million for the same period. The Company recorded non-cash purchase accounting adjustments for purchased research and development ($30.0 million) and the sale of inventories revalued to fair value ($2.1 million) during such period.

     Gross profit before non-recurring acquisition costs as a percentage of net sales increased to 44.1% for 1997, compared to 41.1% for pro forma 1996. Gross profit in 1997 includes the previously noted $2.1 million non-cash charge associated with the excess of the fair value over the historic value of inventory acquired in the Safeline Acquisition. The improved gross profit percentage reflects the benefits of reduced product costs arising from the Company's research and development efforts, ongoing productivity improvements and the depreciation of the Swiss franc against the Company's other principal trading currencies.

     Research and development expenses as a percentage of net sales decreased to 5.4% for 1997, compared to 5.7% for pro forma 1996; however, the local currency spending level remained relatively constant period to period.

     Selling, general and administrative expenses as a percentage of net sales increased to 29.6% for 1997, compared to 28.3% for pro forma 1996. This increase is primarily a result of establishing additional direct marketing and distribution in Asia.

      Adjusted Operating Income was $81.5 million, or 9.3% of net sales in 1997 compared to $67.9 million, or 7.6% of net sales in pro forma 1996, an increase of 20.1% (28.4% excluding Safeline results from both pro forma 1996 and actual 1997). The 1997 period excludes non-recurring costs of $2.1 million for the revaluation of inventories to fair value in connection with the Safeline Acquisition and $2.5 million for the Termination Fee.

     As previously noted, in connection with the Safeline Acquisition, $30.0 million of the purchase price was attributed to purchased research and development in process. Such amount was expensed immediately following the Safeline Acquisition. The technological feasibility of the products being developed had not been established as of the date of the Safeline Acquisition. The Company expects that the projects underlying these research and development efforts will be substantially complete over the next two years.

     Interest expense was $35.9 million for 1997, compared to $30.0 million for pro forma 1996. The difference is principally due to the fact that the pro forma 1996 information reflects a full year of the benefits of reduced borrowing costs in connection with the Company's IPO and Refinancing which occurred in November 1997.

     Other charges, net of $10.8 million for 1997 includes restructuring related charges of approximately $6.3 million and other charges of approximately $3.5 million relating to (i) certain financial derivative financial instruments acquired in 1996 and closed in 1997 and (ii) foreign currency exchange losses resulting from certain unhedged bank debt denominated in foreign currencies (such derivative financial instruments and such unhedged bank debt are no longer held pursuant to current Company policy). The decrease compared to other charges, net of $14.0 million for pro forma 1996 is principally a result of lower restructuring related charges in 1997 compared to pro forma 1996 ($6.3 million versus $12.6 million).

     The significant increase in the Company's effective tax rate in 1997 was primarily attributable to the nondeductibility of goodwill and purchased research and development charges incurred in connection with the Safeline Acquisition.

     Net earnings before non-recurring items were $19.1 million in 1997. Such non-recurring items in 1997 include the previously mentioned charges for purchased research and development, the revaluation of inventories to fair value, the Termination Fee, the restructuring of North American operations and losses relating to derivative financial instruments and unhedged bank debt denominated in foreign currencies. Including these charges of $43.0 million after taxes, the net loss before extraordinary items was $23.9 million for 1997 compared to net earnings of $5.0 million for pro forma 1996.

     The extraordinary loss of $41.2 million in 1997 represents charges for the early repayment premium on the senior subordinated notes and the write-off of capitalized debt issuance fees associated with the senior subordinated notes and previous credit facilities. See "--Liquidity and Capital Resources."

FOR THE PERIOD FROM JANUARY 1, 1996 TO OCTOBER 14, 1996, THE PERIOD FROM OCTOBER 15, 1996 TO DECEMBER 31, 1996 AND PRO FORMA 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net sales for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 were $662.2 million and $186.9 million, respectively. Pro forma 1996 net sales were $889.6 million, or $849.1 million excluding Safeline results, compared to actual net sales of $850.4 million in 1995. Net sales (pro forma excluding Safeline) in local currency increased 3%, excluding the impact of reductions of the systems business, but were offset by a strengthening of the U.S. dollar, the Company's reporting currency, relative to the local currencies of the Company's operations. The flat sales (pro forma excluding Safeline) in 1996 compared to actual 1995 resulted from slightly lower sales from products in the industrial and food retailing markets, offset by strong performance by the product lines in the laboratory market. The growth in the laboratory market was across substantially all product lines and geographical regions as sales in local currency (excluding Safeline) increased 7% compared to the previous year. In particular, new product introductions in titration, thermal and reaction calorimetry as well as new Ohaus products for the education, laboratory and light industrial market helped to increase laboratory market sales. The slight decline in industrial and food retailing sales resulted from overall weakness in the European market where the Company has been able to retain its market share. This market weakness has persisted in early 1997.

     Net sales (pro forma excluding Safeline) in Europe in local currency decreased 2% in 1996 compared to actual 1995 due to a weaker second half of the year in 1996 in all major markets, and especially in key countries such as Germany, France and the United Kingdom. Net sales (pro forma excluding Safeline) in the Americas in local currency increased by 5% over actual 1995 due to growth in the United States and Latin America and double digit expansion in laboratory measurement instruments other than balances and in related service. Net sales (pro forma excluding Safeline) in Asia and other markets in local currency increased by 8% over actual 1995, primarily as a result of significantly increased sales in the Shanghai operation and strong sales in Japan and Australia.

     Gross profit for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 was $267.0 million and $50.1 million, respectively. Pro forma 1996 gross profit was $365.8 million or $349.3 million (excluding Safeline results). This compares to $342.3 million in actual 1995. Pro forma gross profit as a percentage of sales increased to 41.1% in 1996 from 40.3% in actual 1995. The increased gross profit margin resulted principally from operational improvements and the depreciation of the Swiss franc against the Company's other principal trading currencies. See "Effect of Currency on Results of Operations."

     Selling, general and administrative expenses and research and development expenses for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 were $227.1 million and $69.2 million, respectively. Pro forma 1996 selling, general and administrative and research and development expenses totaled $302.7 million or $296.1 million excluding Safeline. This compares to $302.9 million in actual 1995. Pro forma selling, general and administrative expenses and research and development expenses as a percentage of net sales decreased to an aggregate of 34.0% in 1996 from 35.6% in actual 1995. The cost decreases resulted primarily from the currency effect of the depreciation of the Swiss franc against the Company's other major trading currencies and the Company's cost control efforts. These cost decreases were partially offset by non-recurring legal and advisory fees of $4.8 million.

     In connection with the Acquisition, the Company allocated, based upon independent valuations, $114.1 million of the purchase price to purchased research and development in process. Such amount was expensed immediately following the Acquisition.

     Interest expense for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 was $13.9 million and $8.7 million, respectively. Pro forma interest expense increased to $30.0 million in 1996 from $18.2 million in actual 1995, principally due to a higher debt level as a result of the Acquisition and the Safeline Acquisition. Interest expense since the Acquisition and the Safeline Acquisition is materially different. See "-Liquidity and Capital Resources."

     Other income, net for the period January 1, 1996 to October 14, 1996 of $1.3 million includes interest income of $3.4 million and severance and other exit costs of $1.9 million associated with the closing of its Westerville, Ohio facility. Other charges, net for the period October 15, 1996 to December 31, 1996 of $17.1 million principally represent (i) losses on foreign currency transactions of $8.3 million of which $5.7 million were incurred in connection with the Acquisition, (ii) employee severance benefits associated with the Company's general headcount reduction programs in Europe and North America of $4.6 million which were announced during such period, and (iii) the realignment of the analytical and precision balance business in Switzerland of $6.2 million which was internally announced in December 1996. In connection with such programs the Company reduced its workforce by approximately 170 employees in 1996 and intends to further reduce its workforce by approximately 70 employees in 1997. The Company anticipates that as a result of the foregoing it will achieve cost savings consisting primarily of lower employee salary and benefit costs and fixed manufacturing costs. In addition, at the time of the Acquisition, the Company estimated it would incur additional selling, general and administrative expenses of $1.3 million annually as a result of the Acquisition.

     Earnings before taxes and minority interest for the period from January 1, 1996 to October 14, 1996 was $25.2 million. Loss before taxes and minority interest for the period from October 15, 1996 to December 31, 1996 was $160.1 million. This loss includes non-recurring costs of $114.1 million for the allocation of purchase price to in-process research and development projects, $32.2 million for the revaluation of inventories to fair value, $9.9 million of other charges (an additional $1.9 million of other charges was incurred by the Predecessor Business in 1996) and $4.8 million for non-recurring legal and advisory fees. Pro forma earnings before taxes and minority interest would have been $12.5 million in 1996. Pro Forma Adjusted Operating Income would have been $67.9 million in 1996, or $58.0 million (excluding Safeline), compared to $39.5 million in actual 1995.

     Net earnings for the period from January 1, 1996 to October 14, 1996 were $14.5 million. The net loss for the period from October 15, 1996 to December 31, 1996 was $159.0 million. Pro forma net earnings of $5.0 million in 1996 compared to net earnings of $18.3 million in actual 1995.

LIQUIDITY AND CAPITAL RESOURCES

     In November 1997, the Company refinanced its previous credit agreement and purchased all of its 9 3/4% Senior Subordinated Notes due 2006 (the "Notes") pursuant to a tender offer with proceeds from the IPO and additional borrowings under the Credit Agreement. The Notes were originally issued in October 1996 at the time of the Acquisition.

     The Credit Agreement provides for term loan borrowings in aggregate principal amounts of $99.7 million, SFr 83.9 million (approximately $55.9 million at March 31, 1998) and (pound)21.3 million (approximately $35.8 million at March 31, 1998) that are scheduled to mature in 2004, a Canadian revolver with availability of CDN $26.3 million (approximately CDN $19.5 million of which was drawn as of March 31, 1998) which is scheduled to mature in 2004, and a multi-currency revolving credit facility with availability of $400.0 million (approximately $240.0 million of which was available at March 31, 1998) which is also scheduled to mature in 2004. The Company had borrowings of $348.3 million under the Credit Agreement and $25.9 million under various other arrangements as of March 31, 1998. Under the Credit Agreement, amounts outstanding under the term loans amortize in quarterly installments. In addition, the Credit Agreement obligates the Company to make mandatory prepayments in certain circumstances with the proceeds of asset sales or issuance of capital stock or indebtedness and with certain excess cash flow. The Credit Agreement imposes certain restrictions on the Company and its subsidiaries, including restrictions on the ability to incur indebtedness, make investments, grant liens, sell financial assets and engage in certain other activities. The Company must also comply with certain financial covenants. The Credit Agreement is secured by certain assets of the Company. The Credit Agreement imposes certain restrictions on the Company's ability to pay dividends to its shareholders.

     In connection with the Refinancing, the Company recorded an extraordinary charge amounting to $31.6 million, principally for prepayment premiums on its Notes and the write-off of capitalized debt issuance fees. In addition, with the May 29, 1997 refinancing of its previous credit facility, the Company recorded an extraordinary charge of $9.6 million, representing a charge for the write-off of capitalized debt issuance fees and related expenses associated with the previous credit facility.

     At March 31, 1998, approximately $106.7 million of the borrowings under the Credit Agreement were denominated in U.S. dollars. The balance of the borrowings under the Credit Agreement and under local working capital facilities were also denominated in certain of the Company's other principal trading currencies amounting to approximately $267.5 million at March 31, 1998. Changes in exchange rates between the currencies in which the Company generates cash flow and the currencies in which its borrowings are denominated will affect the Company's liquidity. In addition, because the Company borrows in a variety of currencies, its debt balances will fluctuate due to changes in exchange rates. See "--Effect of Currency on Results of Operations."

     The Acquisition was financed principally through capital contributions of $190.0 million before related expenses from the Company, borrowings under a previous credit agreement of $307.0 million and $135.0 million from the issuance of the Notes. The Safeline Acquisition was financed by borrowings under the Company's then-existing credit facility together with the issuance of (pound)13.7 million ($22.4 million at May 30, 1997) of seller loan notes which mature May 30, 1999.

     Prior to the Acquisition, the Company's cash and other liquidity was used principally to fund capital expenditures, working capital requirements, debt service and dividends to Ciba. Following the Acquisition and the Safeline Acquisition, the annual interest expense associated with increased borrowings, as well as scheduled principal payments of term loans under the Credit Agreement, have significantly increased the Company's liquidity requirements.

     The Company's capital expenditures totaled $25.9 million in 1995, $29.4 million in pro forma 1996 and $22.3 million in actual 1997. Capital expenditures are primarily for machinery, equipment and the purchase and expansion of facilities, including the purchase of land for, and construction of, the Company's Shanghai manufacturing facility. Capital expenditures for 1998 are expected to increase over 1997 levels, but should remain consistent with earlier periods.

     The Company's cash provided by operating activities increased from $8.1 million in the three months ended March 31, 1997 to $12.2 million in the three months ended March 31, 1998. The increase resulted principally from improved Adjusted Operating Income and lower interest costs resulting from the IPO and Refinancing. For the year ended December 31, 1997 cash provided by operating activities was $55.6 million in 1997 as compared to $62.5 million for the period January 1, 1996 to October 14, 1996 and $9.6 million for the period October 15, 1996 to December 31, 1996. The 1997 results include higher interest costs resulting from the Acquisition and the Safeline Acquisition.

     At March 31, 1998, consolidated debt, net of cash, was $352.9 million.

     The Company continues to explore potential acquisitions to expand its product portfolio and improve its distribution capabilities. In connection with any acquisition, the Company may incur additional indebtedness.

     The Company currently believes that cash flow from operating activities, together with borrowings available under the Credit Agreement and local working capital facilities, will be sufficient to fund currently anticipated working capital needs and capital spending requirements as well as debt service requirements for at least several years, but there can be no assurance that this will be the case.

EFFECT OF CURRENCY ON RESULTS OF OPERATIONS

     The Company's operations are conducted by subsidiaries in many countries, and the results of operations and the financial position of each of those subsidiaries are reported in the relevant foreign currency and then translated into U.S. dollars at the applicable foreign exchange rate for inclusion in the Company's consolidated financial statements. Accordingly, the results of operations of such subsidiaries as reported in U.S. dollars can vary as a result of changes in currency exchange rates. Specifically, a strengthening of the U.S. dollar versus other currencies reduces net sales and earnings as translated into U.S. dollars, whereas a weakening of the U.S. dollar has the opposite effect.

     Swiss franc-denominated costs represent a much greater percentage of the Company's total expenses than Swiss franc-denominated sales represent of total sales. In general, an appreciation of the Swiss franc versus the Company's other major trading currencies, especially the principal European currencies, has a negative impact on the Company's results of operations and a depreciation of the Swiss franc versus the Company's other major trading currencies, especially the principal European currencies has a positive impact on the Company's results of operations. The effect of these changes generally offsets in part the translation effect on earnings before interest and taxes of changes in exchange rates between the U.S. dollar and other currencies described in the preceding paragraph.

TAXES

     The Company is subject to taxation in many jurisdictions throughout the world. The Company's effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which the Company transfers funds between jurisdictions and income is repatriated, and future changes in law. Generally, the tax liability for each legal entity is determined either (i) on a non-consolidated/combined basis or (ii) on a consolidated/combined basis only with other eligible entities subject to tax in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated/combined affiliated entities. As a result, the Company may pay income taxes to certain jurisdictions even though the Company on an overall basis incurs a net loss for the period.

ENVIRONMENTAL MATTERS

     The Company is subject to various environmental laws and regulations in the jurisdictions in which it operates. The Company, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations in both the United States and abroad. The Company does not currently anticipate any material capital expenditures for environmental control technology. Some risk of environmental liability is inherent in the Company's business, and there can be no assurance that material environmental costs will not arise in the future. However, the Company does not anticipate any material adverse effect on its results of operations or financial condition as a result of future costs of environmental compliance.

INFLATION

     Inflation can affect the costs of goods and services used by the Company. The competitive environment in which the Company operates limits somewhat the Company's ability to recover higher costs through increased selling prices. Moreover, there may be differences in inflation rates between countries in which the Company incurs the major portion of its costs and other countries in which the Company sells its products, which may limit the Company's ability to recover increased costs, if not offset by future increase of selling prices. The Company's growth strategy includes expansion in China, Latin America and Eastern Europe, which have experienced inflationary conditions. To date, inflationary conditions have not had a material effect on the Company's operating results. However, as the Company's presence in China, Latin America and Eastern Europe increases, these inflationary conditions could have a greater impact on the Company's operating results.

SEASONALITY

     The Company's business has historically experienced a slight amount of seasonal variation, with sales in the first fiscal quarter slightly lower than, and sales in the fourth fiscal quarter slightly higher than, sales in the second and third fiscal quarters. This trend has a somewhat greater effect on income from operations than on net sales due to the effect of fixed costs.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

     Prior to 1997, the Company entered into currency forward and option contracts primarily as a hedge against anticipated foreign currency exposures and not for speculative purposes. Such contracts, which are types of financial derivatives, limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market values as of each balance sheet date, with the resulting unrealized gains and losses being recognized in financial income or expense, as appropriate. At December 31, 1997, all remaining derivative instruments met the requirements of hedge accounting.

     During 1997, the Company entered into certain interest rate swap and cap agreements. See Note 5 to the Audited Consolidated Financial Statements included herein. The Company has not entered any such agreements during 1998.

NEW ACCOUNTING STANDARDS

     In  June  1997,  the  Financial   Accounting  Standards  Board  issued
Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." This Statement will change the way public companies report information about segments of their business in annual financial statements and requires them to report selected financial information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. The Statement is effective for fiscal years beginning after December 15, 1997. Management has not determined the effect of the adoption of SFAS 131.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Opinion ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires entities to capitalize certain internal-use software costs once certain criteria are met, and is effective for financial statements for fiscal years beginning after December 15, 1998. Management has not determined the effect of the adoption of SOP 98-1.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus includes forward-looking statements that reflect the Company's current views with respect to future events and financial performance, including capital expenditures, planned product introductions, research and development expenditures, potential future growth, including potential penetration of developed markets and potential growth opportunities in emerging markets, potential future acquisitions, potential cost savings from planned employee reductions and restructuring programs, estimated proceeds from and timing of asset sales, planned operational changes and research and development efforts, strategic plans and future cash sources and requirements. These forward-looking statements are subject to a number of risks and uncertainties, including those identified in "Risk Factors," which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  INDUSTRY

GENERAL

     The Company believes that in 1997 the global market for the Company's products and services was approximately $6.0 billion. Weighing instruments are among the most broadly used measuring devices, and their results are often used as the basis of commercial transactions. Analytical instruments are critical to the research and development and quality control efforts of end-users, while metal detection systems provide important quality and safety checks for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. The Company's products are used in laboratories as an integral part of the research and quality control processes, in industry for various manufacturing processes such as quality control, materials preparation, filling, counting and dimensioning, and in food retailing for preparation, portioning and inventory control. Customers include pharmaceutical, biotechnology, chemicals, cosmetics, food and beverage, metals, electronics, logistics, transportation and food retailing businesses, as well as schools, universities and government standards laboratories. The Company does not manufacture or sell household weighing products, bulkweigh fillers or continuous weighing products, and those markets are not discussed herein.

     Weighing instruments often comprise a relatively small component of a customer's aggregate expenditures but perform important functions in quality control, process control and research and can improve productivity. As a result, the Company believes customers tend to emphasize accuracy, product reliability, technical innovation, service quality, reputation and past experience with a manufacturer's products when making their purchasing decisions for weighing and other precision instruments. Weighing equipment manufacturers also provide a significant amount of service and support to their customers, including repair, calibration, certification and preventive maintenance, which generate recurring revenues. The Company believes that customers often continue to purchase from their existing vendor due to the additional costs for training, spare parts, service and systems integration associated with switching to or adding other brands of weighing equipment to their operations. The market for weighing instruments, particularly those used in industrial and food retailing applications, has traditionally been fragmented both geographically and by type of application. Many manufacturers have a strong market position in their home countries but a much smaller presence in other markets. Similarly, manufacturers have tended to be focused on a particular application or group of applications.

     The Company believes that the developed markets (Europe, North America and Japan) that it serves have recently experienced modest growth rates in demand for weighing instruments. Laboratory market growth has been influenced by demand in the principal end-user industries and customer replacement of older products with new products designed to be integrated into an automated laboratory environment. In the industrial and food retailing market, growth has been driven by the increasing use of weighing applications in the control and regulation of manufacturing and logistics processes, customers' needs to upgrade to network-ready weighing equipment, and general growth in end-user industries. Emerging markets, such as Asia (excluding Japan), have experienced higher growth rates than the overall market. Growth in these markets has come from the establishment and growth of industries requiring additional and more sophisticated weighing instruments and systems.

     End-users of laboratory analytical instruments require exceptionally high levels of performance and reliability due to the application of these instruments in critical steps of research and development and quality control. In addition, analytical instruments in most cases constitute a small percentage of customers' aggregate expenditures, are material to customers' development efforts and can have a significant impact on users' overall productivity. As a result, the Company believes reputation, technical leadership, service and proven results are critical to end-user decisions to choose an equipment supplier. In many cases, once a manufacturer's equipment is adopted in the laboratory and test methods are established using a particular instrument, the costs and/or risks of switching to a different manufacturer of instruments can be high. Customers are therefore reluctant to switch suppliers and are more likely to buy replacement products from the manufacturer of the initial system, which leads to stable customer relationships and a potential recurring revenue stream for the vendor. The Company believes that there are significant potential growth opportunities in its analytical instruments markets, including: growth in end-use markets such as pharmaceuticals, food and beverage, consumer products, environmental testing and chemicals; increased research and development spending in major customer segments such as the pharmaceutical and biotech industries; and increased customer emphasis on productivity and automation.

     The end-users of metal detection equipment are typically companies in the food processing, pharmaceutical, cosmetics, chemicals and other industries that must ensure that their products are free from contamination by metal particles. Selling product that is contaminated by metal can have severe consequences for these companies, resulting in potential litigation and product recalls. Consequently, the Company believes that purchasers of metal detectors value accuracy and stability of their detectors. The Company believes that there is also a high degree of brand loyalty from customers, as switching brands requires retraining line operators in the use of new equipment and altering quality assurance and calibration routines. The Company believes these characteristics lead to a high level of recurring and follow-on revenues from existing customers. The Company believes that in developed markets, demand for metal detectors is experiencing substantial growth as a result of both increasing consumer and regulatory focus on product safety. Furthermore, the Company believes exports of food products to industrialized nations from lesser developed countries will contribute to growth in demand for metal detectors in emerging markets.

INDUSTRY TRENDS

     Over the last five years, the markets for the Company's precision instruments have experienced increasing customer demand for products with sophisticated data handling and storage capabilities that can be integrated into management information systems. In the laboratory market, weighing and analytical instruments are now capable of storing a large number of results, performing statistical analyses and transmitting results to computers and laboratory information management systems. Laboratory customers have also demanded instruments that improve research productivity by adding automation. For example, titrators have been increasingly paired with auto-samplers, which allow a technician to set up dozens of samples for testing automatically. The industrial and food retailing market has experienced a similar trend, as small groceries are replaced by supermarkets and hypermarkets. Retail counter-top scales (for the weighing of perishable goods) now include database and network functions. This enables the scale to download price information from the store's master price database and provide information on sales by article, which can be integrated into the store's inventory control system. The store's master ordering system is then able to calculate shrinkage and store inventory levels based on the weight of goods processed and automatically reorder perishable goods via electronic data interchange when inventory levels reach a pre-set reorder point. In manufacturing, weighing instruments also have become integrated into manufacturing plants' information systems as the primary means for the tracking and control of inventory. As they have become more integrated into the manufacturing process, weighing instruments also have been combined with dimensioning equipment as well as with multiple input/output devices: bar-code readers, printers and data-storage devices. Similarly, metal detection systems can be integrated with checkweighers to provide important safety and quality checks of consumer products and are linked to customers' management information systems to provide key process control data.

     Another trend in the weighing instruments market is regional and global harmonization of weighing and measurement standards. Weights and measures were historically regulated at the national level. As a result, products had to meet numerous different national regulatory requirements. More recently, certain European national requirements have been harmonized by the European Union, and many other national requirements have been harmonized by the Organisation Internationale de Metrologie Legale, which sets international weights and measures standards. Harmonization has facilitated the ability of multinational weighing instrument manufacturers to manufacture products that meet all relevant regulatory requirements and the development of broader-based markets for their product lines. In recent years, some governments have begun to privatize the inspection of weighing instruments used in commercial transactions. ISO-certified manufacturers of weighing instruments, such as Mettler-Toledo, whose after-sales service technicians already perform similar services for customers, are well situated to take over the inspection process from governments wishing to privatize this function.

     As laboratory and manufacturing requirements and standards become more widely adopted, the accuracy of weighing instruments, analytical instruments and metal detection systems and the ability to certify the accuracy of results become increasingly important to purchasers. For example, ISO 9001 standards and Good Laboratory Practices and Good Manufacturing Practices, which are voluntarily adopted by participating companies, require the development of compliance procedures that must be adhered to throughout the relevant laboratory or production process. These procedures include periodic calibration and certification of measurement instruments. Certified instruments must be utilized throughout the process, and each step in the process must be accurately recorded in accordance with specified procedures so that results can be accurately traced and reproduced. An example of this trend is the increasing adoption of ISO 9001 quality guidelines by food processors, which require all production processes to be properly monitored for contamination by metal and other foreign substances.

                                  BUSINESS

GENERAL

     Mettler-Toledo is a leading global supplier of precision instruments. The Company is the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. In addition, the Company holds one of the top three market positions in several related analytical instruments such as titrators, thermal analysis systems, pH meters, automatic lab reactors and electrodes. Through its 1997 acquisition of Safeline, the Company is also the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. The Company focuses on high value-added segments of its markets by providing innovative instruments, by integrating these instruments into application-specific solutions for customers, and by facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo services a worldwide customer base through its own sales and service organization and has a global manufacturing presence in Europe, the United States and Asia. The Company generated 1997 net sales of $878.4 million which were derived 45% in Europe, 42% in North and South America and 13% in Asia and other markets. For additional financial information by geographic segment, see Note 16 to the Audited Consolidated Financial Statements included elsewhere in this Prospectus.

HISTORY

     The Company traces its roots to the invention of the single-pan analytical balance by Dr. Erhard Mettler and the formation of Mettler Instruments AG ("Mettler") in 1945. During the 1970s and 1980s, Mettler expanded from laboratory balances into industrial and food retailing products, and it introduced the first fully electronic precision balance in 1973. The Toledo Scale Company ("Toledo Scale") was founded in 1901 and developed a leading market position in the industrial weighing market in the United States. During the 1970s, Toledo Scale expanded into the food retailing market. Following the 1989 acquisition of Toledo Scale by Mettler, the name of the Company was changed to Mettler-Toledo to reflect the combined strengths of the two companies and to capitalize on their historic reputations for quality and innovation. During the past 15 years, the Company has grown through other acquisitions that complemented the Company's existing geographic markets and products. In 1986, Mettler acquired the Ingold Group of companies, manufacturers of electrodes, and Garvens Kontrollwaagen AG, a maker of dynamic checkweighers. Toledo Scale acquired Hi-Speed Checkweigher Co., in 1981. In 1990, the Company acquired Ohaus Corporation, a manufacturer of laboratory balances.

     The Company was incorporated in December 1991, and was recapitalized in connection with the October 15, 1996 acquisition of the Mettler-Toledo Group from Ciba in a transaction sponsored by management and AEA Investors. See Note 1 to the Audited Consolidated Financial Statements included herein for further information with respect to the Acquisition. On May 30, 1997, the Company purchased Safeline, the world's leading supplier of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries.

     In November 1997, the Company completed its initial public offering of shares of its Common Stock at a price per share equal to $14.00. The IPO, in which 7,666,667 shares (including the underwriters' over-allotment option) were sold, raised net proceeds, after underwriters' commission and expenses, of approximately $97.3 million. The net proceeds from the IPO, together with additional borrowings under the Company's Credit Agreement, were used to repurchase the Notes and to pay related premiums and fees and expenses.

MARKET LEADERSHIP

     The Company believes that it maintains a leading position in each of its markets. In the weighing instruments market, Mettler-Toledo is the only company to offer products for laboratory, industrial and food retailing applications throughout the world and believes that it holds a market share more than two times greater than that of its nearest competitor. The Company believes that in 1997 it had an approximate 40% market share of the global market for laboratory balances including the largest market share in each of Europe, the United States and Asia (excluding Japan), and the number two position in Japan. In the industrial and food retailing markets, the Company believes it has the largest market share in Europe and the United States. In Asia, Mettler-Toledo has substantial, rapidly growing industrial and food retailing businesses supported by an established manufacturing presence in China. The Company also holds one of the top three global market positions in several analytical instruments such as titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors. The Company recently enhanced its leading positions in precision instruments through the addition of Safeline's market leading metal detection products, which can be used in conjunction with the Company's checkweighing instruments for important quality and safety checks in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Mettler-Toledo attributes its worldwide market leadership positions to the following competitive strengths:

     Global Brand and Reputation. The Mettler-Toledo brand name is identified worldwide with accuracy, reliability and innovation. Customers value these characteristics because precision instruments, particularly weighing and analytical instruments, significantly impact customers' product quality, productivity, costs and regulatory compliance. Furthermore, precision instruments generally constitute a small percentage of customers' aggregate expenditures. As a result, the Company believes customers tend to emphasize accuracy, product reliability, technical innovation, service quality, reputation and past experience with a manufacturer's products when making their purchasing decisions for weighing and other precision instruments and experience high switching costs if they attempt to change vendors. A recent independent survey concluded that "Mettler-Toledo" was one of the three most recognized brand names in the laboratory. The Company's brand name is so well recognized that laboratory balances are often generically referred to as "Mettlers." The strength of this brand name has allowed the Company to successfully extend its laboratory product line to include titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors.

     Technological Innovation. Mettler-Toledo has a long and successful track record of innovation, as demonstrated by the invention of the single-pan analytical balance in 1945 and the introduction of the first fully electronic precision balance in 1973. The Company has continued to be at the forefront of technology with recent innovations in both weighing and related instrumentation, including its new digital load cell, its ID 20 terminal (the first personal computer interface to be certified by weights and measures regulators), its MonoBloc weighing sensor technology, its GOBI moisture determination instrument, a new automatic lab reactor, the Zero Metal-Free Zone metal detector and its new PILAR (Parallel Infrared Laser Array) dimensioning equipment. As with many of the Company's recent innovations, the Company's new MonoBloc weighing sensor technology provides greater accuracy while also significantly reducing manufacturing costs and the time and expense of design changes by reducing from approximately 100 to approximately 50 the number of parts in the sensor. The Company believes it is the global leader in its industry in providing innovative instruments, in integrating its instruments into application-specific solutions for customers, and in facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo's technological innovation efforts benefit from the Company's manufacturing expertise in sensor technology, precision machining and electronics, as well as its strength in software development.

     Comprehensive, High Quality Product Range. Mettler-Toledo manufactures a more comprehensive range of weighing instruments than any of its competitors. The Company's broad product line addresses a wide range of weighing applications across and within many industries and regions. Furthermore, the Company's analytical instruments and metal detection systems complement its weighing products, enabling the Company to offer integrated solutions. The Company manufactures its products in its modern manufacturing facilities, most of which are ISO 9001 certified. Mettler-Toledo's broad range of high quality products and the ability to provide integrated solutions allows the Company to leverage its sales and service organization, product development activities and manufacturing and distribution capabilities.

     Global Sales and Service. The Company has the only global sales and service organization among weighing instruments manufacturers. At March 31, 1998, this organization consisted of approximately 3,100 employees organized into locally-based, customer-focused groups that provide prompt service and support to the Company's customers and distributors in virtually all major markets around the world. The local focus of the Company's sales and service organization enables the Company to provide timely, responsive support to customers worldwide and provides feedback for manufacturing and product development. This global infrastructure also allows the Company to capitalize on growth opportunities in emerging markets.

     Largest Installed Base. The Company believes that it has the largest installed base of weighing instruments in the world. From this installed base, the Company obtains service contracts which provide a strong, stable source of recurring service revenue. Service revenue represented approximately 16% of net sales in 1997, of which approximately 9% is derived from service contracts and repairs with the remainder derived from the sale of spare parts. The Company believes that its installed base of weighing instruments represents a competitive advantage with respect to repeat purchases and purchases of related analytical instruments and metal detection systems, because customers tend to remain with an existing supplier that can provide accurate and reliable products and related services. In addition, switching to a new instrument supplier entails additional costs to the customer for training, spare parts, service and systems integration requirements. Close relationships and frequent contact with its broad customer base also provide the Company with sales leads and new product and application ideas.

     Geographical, Product and Customer Diversification. The Company's revenue base is diversified by geographic region, product range and customer. The Company's broad range of product offerings is utilized in many different industries, including, among others, chemicals, pharmaceuticals, food processing, food retailing and transportation. The Company supplies customers in over 100 countries, and no one customer accounted for more than 2.6% of 1997 net sales. The Company's diverse revenue base reduces its exposure to regional or industry-specific economic conditions, and its presence in many different geographic markets, product markets and industries enhances its attractiveness as a supplier to multinational customers.

GROWTH STRATEGY

     Prior to its acquisition on October 15, 1996 in a transaction sponsored by management and AEA Investors, Mettler-Toledo operated as a division of Ciba. In connection with the Acquisition, Mettler-Toledo began implementing a strategy to enhance its position as global market leader by accelerating new product introductions, capitalizing on market opportunities, focusing on expansion in emerging markets, pursuing selected acquisitions and reengineering its operations in order to reduce its overall cost structure. These initiatives have contributed to an improvement in Adjusted Operating Income from $39.5 million (4.6% of net sales) for 1995 to $81.5 million (9.3% of net sales) for 1997. Adjusted Operating Income increased from $12.3 million (6.2% of net sales) for the three months ended March 31, 1997 to $18.7 million (8.7% of net sales) for the three months ended March 31, 1998, an increase of 52.6%.

     New Product Introductions. The Company intends to continue to invest in product innovation in order to provide technologically advanced products to its customers for existing and new applications. Over the last three calendar years, the Company invested more than $150 million in research and development and customer engineering, which has resulted in a pipeline of innovative and new products, significant reductions in product costs and reduced time to market for new products. Examples of recent or upcoming product introductions include: industrial and retail products that apply open-system architecture, a higher performance titrator, a higher performance modular thermal analysis system, a new density and refractometry measurement technology, a fully integrated metal detector and checkweigher and the first Chinese-designed and manufactured laboratory balance. In addition, the Company is also focused on innovations that reduce manufacturing costs. For example, the Company is extending the utilization of its high-accuracy, low-cost MonoBloc weighing sensor technology through much of its weighing instrument product line. The Company attributes a significant portion of its recent margin improvement to its research and development efforts.

     Capitalize on Market Opportunities. Mettler-Toledo believes it is well positioned to capitalize on potential market opportunities including: (i) the integration of precision measurement instruments into data management software systems to automate processes and/or improve process control; (ii) the development of integrated solutions that combine measurement instruments and related technologies directly into manufacturing processes;
(iii) the harmonization of national weighing standards among countries, particularly in the European Union; and (iv) the standardization of manufacturing and laboratory practices through programs such as ISO 9001, Good Laboratory Practices and Good Manufacturing Practices. The Company believes that these trends, together with the Company's brand name, global presence and the pipeline of planned new products, will allow it to increase its penetration of developed markets such as Europe, the United States and Japan.

     Further Expansion in Emerging Markets. The Company believes that global recognition of the Mettler-Toledo brand name and the Company's global sales, service and manufacturing capabilities position it to take advantage of continued growth opportunities in emerging markets. These growth opportunities have been driven by economic development and global manufacturers' utilization of additional and more sophisticated precision measurement instruments as they shift production to these markets. The primary focus to date of the Company's emerging market expansion has been in Asia. In Asia (excluding Japan), the Company is the market leader in laboratory weighing instruments and has substantial and rapidly growing industrial and food retailing businesses. The Company maintains two profitable operations in China: first, a 60% owned joint venture which manufactures and sells industrial and food retailing products and, second, a wholly owned facility which manufactures and distributes laboratory products. Both of these operations serve the domestic and export markets. The Company has opened direct marketing organizations in Taiwan, Korea, Hong Kong, Thailand, Malaysia and Eastern Europe. The Company's net sales in Southeast Asia and Korea collectively represented approximately 3% of the Company's total net sales for 1997. The Company is also expanding its sales and service presence in Latin America and other emerging markets. The Company believes Asia and other emerging markets will continue to provide opportunities for growth in the long term based upon the movement toward international quality standards, the need to upgrade mechanical sales to electronic versions and the establishment of local production facilities by the Company's multinational client base. The Company believes that its brand name, its global marketing and manufacturing infrastructure and its already substantial sales in Asia, Latin America and Eastern Europe position it to take advantage of these growth opportunities.

     Pursue Selected Acquisition Opportunities. Mettler-Toledo plans to actively pursue additional complementary product lines and distribution channels. In the laboratory market, the Company intends to leverage its existing laboratory distribution system through the acquisition of complementary product lines and the development of integrated laboratory solutions. In the industrial and food retailing markets, the Company plans to pursue the acquisition of related products and technologies that allow for the integration of weighing with other customer operations and information systems. The Company began implementing this strategy through the May 1997 acquisition of Safeline, which is the world's leading supplier of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detection systems enable the Company to offer integrated solutions for quality control and data management to these industries. The Company believes that by taking advantage of its brand name and global sales and service organization it can expand the distribution of acquired product lines and operate acquired businesses more effectively.

     Reengineering and Cost Reductions. The Company's recent increase in profitability has been achieved in part through: (i) focusing research and development efforts on product cost reductions; (ii) achieving greater flexibility in, and a targeted reduction of, the Company's workforce, including a planned further reduction of approximately 70 personnel in 1998; (iii) consolidating manufacturing facilities, including the closure of the Westerville, Ohio facility; and (iv) moving production to lower-cost manufacturing facilities. The Company has also started implementing a number of additional operational changes such as the restructuring of its ordering process, product delivery and parts inventory management in Europe, the consolidation of worldwide precision balance manufacturing, the realignment of industrial product manufacturing in Europe and the consolidation of the Company's North American laboratory, industrial and food retailing businesses into a single marketing organization. The Company believes that these new initiatives, as well as its continuing efforts to reduce product costs through research and development and the move of production to lower-cost manufacturing facilities, will place the Company in a position to build on its recent improvement in profitability. Furthermore, the Company believes that it can leverage its existing infrastructure, particularly the recent investments made in Asia, to obtain continued sales growth without significant additions to its overall cost base.

PRODUCTS

   Laboratory

     The Company manufactures and markets a complete range of laboratory balances, as well as other selected laboratory measurement instruments, such as titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors, for laboratory applications in research and development, quality assurance, production and education. Laboratory products accounted for approximately 38% of the Company's net sales in 1997 (including revenues from related after-sale service). The Company believes that it has an approximate 40% share of the global market for laboratory balances and is among the top three producers worldwide of titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors. The Company believes it has the leading market share for laboratory balances in each of Europe, the United States and Asia (excluding Japan) and the number two position in Japan.

     Balances. The balance is the most common piece of equipment in the laboratory. The Company believes that it sells the highest performance laboratory balances available on the market, with weighing ranges up to 32 kilograms and down to one ten-millionth of a gram. The Mettler-Toledo name is identified worldwide with accuracy, reliability and innovation. The Company's brand name is so well recognized that laboratory balances are often generically referred to as "Mettlers." This reputation, in management's judgment, constitutes one of the Company's principal competitive strengths.

     In order to cover a wide range of customer needs and price points, Mettler-Toledo markets precision balances, semimicrobalances, microbalances and ultramicrobalances in three principal product tiers offering different levels of functionality. High-end balances provide maximum automation of calibration, application support and additional functions. Mid-level balances provide a more limited but still extensive set of automated features and software applications, while basic level balances provide simple operations and a limited feature set. The Company also manufactures mass comparators, which are used by weights and measures regulators as well as laboratories to ensure the accuracy of reference weights. Due to the wide range of functions and features offered by the Company's products, prices vary significantly. A typical mid-range precision balance is priced at approximately $2,500 and a typical microbalance is priced at approximately $14,000.

     The Company regularly introduces new features and updated models in its lines of balances. For example, the Company's DeltaRange models permit weighing of light and heavy samples on the same balance without the need for difficult adjustments, a function particularly useful in dispensing and formula weighing. High-end balances are equipped with fully automatic calibration technology. These balances are carefully calibrated many times in controlled environments, with the results of the calibrations incorporated into built-in software, so that adjustments to ambient temperature and humidity can automatically be made at any time. The Company also offers universal interfaces that offer simultaneous connection of up to five peripheral devices. The customer can then interface one balance with, for example, a computer for further processing of weighing data, a printer for automatically printing results and a bar-code reader for sample identification.

     In addition to Mettler-Toledo branded products, the Company also manufactures and sells balances under the brand name "Ohaus." Ohaus branded products include mechanical balances and electronic balances for the educational market and other markets in which customers are interested in lower cost, a more limited set of features and less comprehensive support and service.

     Titrators. Titrators measure the chemical composition of samples. The Company's high-end titrators are multi-tasking models, which can perform two determinations simultaneously. They permit high sample throughputs and have extensive expansion capability and flexibility in calculations, functions and parameters. Lower-range models permit common determinations to be stored in a database for frequent use. Titrators are used heavily in the food and beverage industry. A typical titrator is priced at approximately $12,000.

     Thermal Analysis Systems. Thermal analysis systems measure different properties, such as weight, dimension and energy flow, at varying temperatures. The Company's thermal analysis products include full computer integration and a significant amount of proprietary software. Thermal analysis systems are used primarily in the plastics and polymer industries. A typical thermal analysis system is priced at approximately $50,000.

     pH Meters. A pH meter measures acidity in a laboratory sample and is the second most widely used measurement instrument in the laboratory, after the balance. The Company manufactures desktop models and portable models. Desktop models are microprocessor-based instruments, offering a wide range of features and self-diagnostic functions. Portable models are waterproof, ultrasonically welded and ergonomically designed, and permit later downloading of data to a computer or printer using an interface kit and custom software. pH meters are used in a wide range of industries. A typical pH meter is priced at approximately $1,200.

     Automatic Lab Reactors and Reaction Calorimeters. Automatic lab reactors and reaction calorimeters are used to simulate an entire chemical manufacturing process in the laboratory before proceeding to production, in order to ensure the safety and feasibility of the process. The Company's products are fully computer-integrated, with a significant software component, and offer wide flexibility in the structuring of experimental processes. Automatic lab reactors and reaction calorimeters are typically used in the chemical and pharmaceutical industries. A typical lab reactor is priced at approximately $140,000.

     Electrodes. The Company manufactures electrodes for use in a variety of laboratory instruments and in-line process applications. Laboratory electrodes are consumable goods used in pH meters and titrators, which may be replaced many times during the life of the instrument. In-line process electrodes are used to monitor production processes, for example, in the beverage industry. A typical in-line process electrode is priced at approximately $160.

     Other Instruments. The Company sells density and refractometry instruments, which measure chemical concentrations in solutions. These instruments are sourced through a marketing joint venture with a third-party manufacturer, but are sold under the Mettler-Toledo brand name. In addition, the Company manufactures and sells moisture analyzers, which precisely determine the moisture content of a sample by utilizing an infrared dryer to evaporate moisture.

   Industrial and Food Retailing

     Weighing instruments are among the most broadly used measurement devices in industry and food retailing. The Company's industrial and food retailing weighing and related products include bench and floor scales for standard industrial applications, truck and railcar scales for heavy industrial applications, checkweighers (which determine the weight of goods in motion), metal detectors, dimensioning equipment and scales for use in food retailing establishments and specialized software systems for industrial and perishable goods management processes. Increasingly, many of the Company's industrial and food retailing products can integrate weighing data into process controls and information systems. The Company's industrial and food retailing products are also sold to original equipment manufacturers ("OEMs"), which incorporate the Company's products into larger process solutions and comprehensive food retailing checkout systems. At the same time, the Company's products themselves include significant software content and additional functions including networking, printing and labeling capabilities and the incorporation of other measuring technologies such as dimensioning. The Company works with customer segments to create specific solutions to their weighing needs. The Company has also recently worked closely with the leading manufacturer of postal meters to develop a new generation of postal metering systems.

     Industrial and food retailing products accounted for approximately 62% of the Company's net sales in 1997 (including revenues from related after-sale service). The Company believes that it has the largest market share in the industrial and food retailing market in each of Europe and in the United States. In Asia, the Company has a substantial, rapidly growing industrial and food retailing business supported by an established manufacturing presence in China. The Company believes that it is the only company with a true global presence across industrial and food retailing weighing applications.

     Standard Industrial Products. The Company offers a complete line of standard industrial scales, such as bench scales and floor scales, for weighing loads from a few grams to loads of several thousand kilograms in applications ranging from measuring materials in chemical production to weighing mail and packages. Product lines include the "Spider" range of scales, often used in receiving and shipping departments in counting applications; "TrimWeigh" scales, which determine whether an item falls within a specified weight range, and are used primarily in the food industry; "Mentor SC" scales, for counting parts; and precision scales for formulating and mixing ingredients. The Company's "MultiRange" products include standardized software which uses the weight data obtained to calculate other parameters, such as price or number of pieces. The modular design of these products facilitates the integration of the Company's weighing equipment into a computer system performing other functions, like inventory control or batch management. Prices vary significantly with the size and functions of the scale, generally ranging from $1,000 to $20,000.

     Heavy Industrial Products. The Company's primary heavy industrial products are scales for weighing trucks or railcars (i.e., weighing bulk goods as they enter a factory or at a toll station). The Company's truck scales, such as the "DigiTol TRUCKMATE," generally have digital load cells, which offer significant advantages in serviceability over analog load cells. Heavy industrial scales are capable of measuring weights up to 500 tons and permit accurate weighing under extreme environmental conditions. The Company also offers advanced computer software that can be used with its heavy industrial scales to permit a broad range of applications. Truck scale prices generally range from $20,000 to $50,000.

     Dynamic Checkweighing. The Company offers solutions to checkweighing requirements in the food processing, pharmaceutical, chemicals and cosmetic industries, where accurate filling of packages is required, and in the transportation and package delivery industries, where tariffs are levied based on weight. Customizable software applications utilize the information generated by checkweighing hardware to find production flaws, packaging and labeling errors and nonuniform products, as well as to sort rejects and record the results. Mettler-Toledo checkweighing equipment can accurately determine weight in dynamic applications at speeds of up to several hundred units per minute. Checkweighers generally range in price from $8,000 to $40,000.

     Metal Detection Systems. Metal detection systems control the removal of product that is identified as contaminated by metal during the manufacturing process in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Metal detectors therefore provide manufacturers with vital protection against metal contamination arising from their own production processes or from use of contaminated raw materials. Metal detectors are most commonly utilized in conjunction with checkweighers as components of integrated packaging lines in the food processing, pharmaceutical and other industries. Prices for metal detection systems generally range from $5,000 to $20,000.

     Dimensioning Equipment. The Company recently introduced automated dimensioning equipment that is utilized in the shipping industry to measure package volumes. These products employ a patented Parallel Infrared Laser Array ("PILAR") technology and are integrated with industrial scales to combine volume-based and weight-based tariff calculations. Prices for integrated dimensioning/weighing systems range from $5,000 to $20,000.

     Food Retailing Products. Supermarkets, hypermarkets and other food retail establishments make use of multiple weighing applications for the handling of perishable goods from backroom to checkout counter. For example, perishable goods are weighed on arrival to determine payment to suppliers and some of these goods are repackaged, priced and labeled for sale to customers. Other goods are kept loose and selected by customers and either weighed at the produce or delicatessen counter or at the checkout counter.

     The Company offers stand-alone scales for basic counter weighing and pricing, price finding, and printing. In addition, the Company offers network scales and software, which can integrate backroom, counter, self-service and checkout functions, and can incorporate weighing data into a supermarket's overall perishable goods management system. Backroom products include dynamic weighing products, labeling and wrapping machines, perishable goods management and data processing systems. In some countries in Europe, the Company also sells slicing and mincing equipment. Prices for food retailing scales generally range from $800 to $5,000, but are often sold as part of comprehensive weighing solutions.

     Systems. The Company's systems business consists of software applications for drum filling in the food and chemical industries and batching systems in the glass industry. The software systems control or modify the manufacturing process.

CUSTOMERS AND DISTRIBUTION

     The Company's business is geographically diversified, with 1997 net sales derived 45% in Europe, 42% in North and South America and 13% in Asia and other markets. The Company's customer base is also diversified by industry and by individual customer. The Company's largest single customer accounted for no more than 2.6% of 1997 net sales.

   Laboratory

     Principal customers for laboratory products include chemical, pharmaceutical and cosmetics manufacturers; food and beverage makers; the metals, electronics, plastics, transportation, packaging, logistics and rubber industries; the jewelry and precious metals trade; educational institutions; and government standards labs. Balances and pH meters are the most widely used laboratory measurement instruments and are found in virtually every laboratory across a wide range of industries. Other products have more specialized uses.

     The Company's laboratory products are sold in more than 100 countries through a worldwide distribution network. The Company's extensive direct distribution network and its dealer support activities enable the Company to maintain a significant degree of control over the distribution of its products. In markets where there are strong laboratory distributors, such as the United States, the Company uses them as the primary marketing channel for lower- and mid-price point products. This strategy allows the Company to leverage the strength of both the Mettler-Toledo brand and the laboratory distributors' market position into sales of other laboratory measurement instruments. The Company provides its distributors with a significant amount of technical and sales support. High-end products are handled by the Company's own sales force. There has been recent consolidation among distributors in the United States market. While this consolidation could adversely affect the Company's U.S. distribution, the Company believes its leadership position in the market gives it a competitive advantage when dealing with its U.S. distributors. Asian distribution is primarily through distributors, while European distribution is primarily through direct sales. European and Asian distributors are generally fragmented on a country-by-country basis. The Company negotiated a transfer of the laboratory business in Japan from its former agent to a subsidiary of the Company effective January 1, 1997. In addition, the Company began to distribute laboratory products directly in certain other Asian countries.

     Ohaus branded products are generally positioned in alternative distribution channels to those of Mettler-Toledo branded products. In this way, the Company is able to fill a greater number of distribution channels and increase penetration of its existing markets. Since the acquisition of Ohaus in 1990, the Company has expanded the Ohaus brand beyond its historical U.S. focus. Ohaus branded products are sold exclusively through distributors.

   Industrial and Food Retailing

     Customers for Mettler-Toledo industrial products include chemical companies (e.g., formulating, filling and bagging applications), food companies (e.g., packaging and filling applications), electronics and metal processing companies (e.g., piece counting and logistical applications), pharmaceutical companies (e.g., formulating and filling applications), transportation companies (e.g., sorting, dimensioning and vehicle weighing applications) and auto body paint shops, which mix paint colors based on weight. The Company's products for these industries share weighing technology, and often minor modifications of existing products can make them useful for applications in a variety of industrial processes. The Company also sells to OEMs which integrate the Company's modules into larger process control applications, or comprehensive packaging lines. OEM applications often include software content and technical support, as the Company's modules must communicate with a wide variety of other process modules and data management functions. The Company's products are also purchased by engineering firms, systems integrators and vertical application software companies.

     Customers for metal detection systems are typically food processing, pharmaceutical, cosmetics and chemicals manufacturers who must ensure that their products are free from contamination by metal particles. Selling product that is contaminated by metal can have severe consequences for these companies, resulting in potential litigation and product recalls. Metal detection systems are most commonly utilized in conjunction with checkweighers as components of integrated packaging lines as important safety checks before food and other products are delivered to customers. Other applications of metal detection systems include pipeline detectors for dairy and other liquids, gravity fall systems for grains and sugar and throat detection systems for raw material monitoring.

     Customers for food retailing products include supermarkets, hypermarkets and smaller food retailing establishments. The North American and European markets include many large supermarket chains. In most of the Company's markets, food retailing continues to shift to supermarkets and hypermarkets from "mom and pop" grocery stores. While supermarkets and hypermarkets generally buy less equipment per customer, they tend to buy more advanced products that require more electronic and software content. In emerging markets, however, the highest growth is in basic scales. As with industrial products, the Company also sells food retailing products to OEMs for inclusion in more comprehensive checkout systems. For example, the Company's checkout scales are incorporated into scanner-scales, which can both weigh perishable goods and also read bar codes on other items. Scanner-scales are in turn integrated with cash registers to form a comprehensive checkout system.

     The Company's industrial products are sold in more than 100 countries and its food retailing products in 20 countries. In the industrial and food retailing market, the Company distributes directly to customers (including
OEMs) and through distributors. In the United States, direct sales slightly exceed distribution sales. Distributors are highly fragmented in the U.S. In Europe, direct sales predominate, with distributors used in certain cases. As in its laboratory distribution, the Company provides significant support to its distributors.

SALES AND SERVICE

   Market Organizations

     The Company has over 30 geographically-focused market organizations ("MOs") around the world that are responsible for all aspects of the Company's sales and service. The MOs are local marketing and service organizations designed to maintain close relationships with the Company's customer base. Each MO has the flexibility to adapt its marketing and service efforts to account for different cultural and economic conditions. MOs also work closely with the Company's producing organizations (described below) by providing feedback on manufacturing and product development initiatives and relaying innovative product and application ideas.

     The Company has the only global sales and service organization among weighing instruments manufacturers. At March 31, 1998, this organization consisted of approximately 3,100 employees in sales, marketing and customer service (including related administration) and after-sales technical service. This field organization has the capability to provide service and support to the Company's customers and distributors in virtually all major markets across the globe. Sales managers and representatives interact across product lines and markets in order to serve customers that have a wide range of weighing needs, such as pharmaceutical companies that purchase both laboratory and industrial products. The Company classifies customers according to their potential for sales and the appropriate distribution channel is selected to service the customer as efficiently as possible. Larger accounts tend to have dedicated sales representatives. Other representatives are specialized by product line. Sales representatives call directly on end-users either alone or, in regions where sales are made through distributors, jointly with distributors. The Company utilizes a variety of advertising media, including trade journals, catalogs, exhibitions and trade shows. The Company also sponsors seminars, product demonstrations and customer training programs. An extensive database on markets helps the Company to gauge growth opportunities, target its message to appropriate customer groups and monitor competitive developments.

   After-Sales Service

     The Company employs service technicians who provide contract and repair services in all countries in which the Company's products are sold. Service (representing service contracts, repairs and replacement parts) accounted for approximately 16% of the Company's total net sales in 1997 (service revenue is included in the laboratory and industrial and food retailing sales percentages given above). Management believes that service is a key part of its product offering and helps significantly in generating repeat sales. Moreover, the Company believes that it has the largest installed base of weighing instruments in the world. The close relationships and frequent contact with its large customer base provide the Company with sales opportunities and innovative product and application ideas. A global service network also is an important factor in the ability to expand in emerging markets. Widespread adoption of quality laboratory and manufacturing standards and the privatization of weights and measures certification represent favorable trends for the Company's service business, as they tend to increase demand for on-site calibration services.

     The Company's service contracts provide for repair services within various guaranteed response times, depending on the level of service selected. Many contracts also include periodic calibration and testing.
Contracts  are  generally  one  year  in  length,  but may be  longer.  The
Company's  own  employees  directly  provide all  service on the  Company's products. If the service contract also includes products of other manufacturers, the Company will generally perform calibration, testing and basic repairs directly, and contract out more significant repair work. As application software becomes more complex, the Company's service efforts increasingly include installation and customer training programs as well as product service.

     Warranties on Mettler-Toledo products are generally one year. Based on past experience, the Company believes its reserves for warranty claims are adequate.

RESEARCH AND DEVELOPMENT; MANUFACTURING

   Producing Organizations

     The Company is organized into a number of producing organizations ("POs"), which are specialized centers responsible for product development, research and manufacturing. At March 31, 1998, POs included approximately 3,800 employees worldwide, and consisted of product development teams whose members are from marketing, development, research, manufacturing, engineering and purchasing. POs also often seek customer input to ensure that the products developed are tailored to market needs. The Company has organized POs in order to reduce product development time, improve its customer focus, reduce costs and maintain technological leadership. The POs work together to share ideas and best practices. Some employees are in both MOs and POs. The Company is currently implementing a number of projects that it believes will result in increased productivity and lower costs. For example, the Company is restructuring the order and product delivery process in Europe to enable the Company to deliver many of its products to its customers directly from the manufacturing facility within several days, which minimizes the need to store products in decentralized warehouses. In addition, the Company is centralizing its European spare parts inventory management system.

   Research and Product Development

     The Company closely integrates research and development with marketing, manufacturing and product engineering. The Company has nearly 600 professionals in research and development and product engineering. The Company's principal product development activities involve applications improvements to provide enhanced customer solutions, systems integration and product cost reduction. However, the Company also actively conducts research in basic weighing technologies. As part of its research and development activities, the Company has frequent contact with university experts, industry professionals and the governmental agencies responsible for weights and measures, analytical instruments and metal detectors. In addition, the Company's in-house development is complemented by technology and product development alliances with customers and OEMs.

     A recent example of innovation at the Company is the MonoBloc weighing sensor technology, which eliminates many of the complex mechanical linkages in a weighing sensor and reduces the number of parts in the sensor from approximately 100 to approximately 50. The MonoBloc sensor permits more accurate weighing, lower manufacturing costs and cheaper and faster design changes. MonoBloc technology has been incorporated into certain of the Company's products, and the Company is extending the utilization of its MonoBloc technology through much of its weighing instrument product lines.

     The Company has been spending an increasing proportion of its research and development budget on software development. Software development for weighing applications includes application-specific software, as well as software utilized in sensor mechanisms, displays, and other common components, which can be leveraged across the Company's broad product lines.

     The Company has spent more than $150 million on research and development during the last three fiscal years (excluding research and development purchased in connection with the Acquisition and the Safeline Acquisition). Including costs associated with customer-specific engineering projects, which are included in cost of sales for financial reporting purposes, the Company spent approximately 5.7% of net sales on research and development in 1997.

   Manufacturing

     The Company's manufacturing strategy is to produce directly those components that require its specific technical competence, or for which dependable, high-quality suppliers cannot be found. The Company contracts out the manufacture of its other component requirements. Consequently, much of the Company's manufacturing capability consists of assembly of components sourced from others. The Company utilizes a wide range of suppliers and it believes its supply arrangements to be adequate. From time to time the Company relies on one supplier for all of its requirements of a particular component, but in such cases the Company believes adequate alternative sources would be available if necessary. Supply arrangements for electronics are generally made globally. For mechanical components, the Company generally uses local sources to optimize materials flow.

     The Company's manufacturing operations emphasize product quality. Most of its products require very strict tolerances and exact specifications. The Company utilizes an extensive quality control system that is integrated into each step of the manufacturing process. This integration permits field service technicians to trace important information about the manufacture of a particular unit, which facilitates repair efforts and permits fine-tuning of the manufacturing process. Many of the Company's measuring instruments are subjected to an extensive calibration process that allows the software in the unit to automatically adjust for the impact of temperature and humidity.

     The Company has seven manufacturing plants in the U.S., four in Switzerland, two in Germany, one in the U.K. and two in China, of which one is a joint venture in which the Company owns a 60% interest and the other, the Shanghai facility, was completed and commenced production of laboratory products at the end of 1996. Laboratory products are produced mainly in Switzerland and to a lesser extent in the United States and China, while industrial and food retailing products are produced in all five countries. The Company's metal detectors are produced in the U.K. The Company has manufacturing expertise in sensor technology, precision machining and electronics, as well as strength in software development. Furthermore, most of the Company's manufacturing facilities have achieved ISO 9001 certification. The Company believes its manufacturing capacity is sufficient to meet its present and currently anticipated needs.

   Backlog

     Manufacturing turnaround time is generally sufficiently short so as to permit the Company to manufacture to fill orders for most of its products, which helps to limit inventory costs. Backlog is therefore generally a function of requested customer delivery dates and is typically no longer than one to two months.

EMPLOYEES

     As of March 31, 1998, the Company had approximately 6,900 employees throughout the world, including more than 3,500 in Europe, more than 2,600 in North and South America, and approximately 800 in Asia and other countries. Management believes that its relations with employees are good. The Company has not suffered any material employee work stoppage or strike in its worldwide operations during the last five years. Labor unions do not represent a meaningful number of the Company's employees

     In certain of its facilities, the Company has instituted a flexible workforce environment, in which hours vary depending on the quantity of workload. The Company believes that this flexible working environment enhances employees' involvement, thus increasing productivity, and improves efficient payroll management by permitting the Company to adjust staffing to match workload to a greater degree without changing the size of the overall workforce.

INTELLECTUAL PROPERTY

     The Company holds more than 1,100 patents and trademarks, primarily in the United States, Switzerland, Germany and Japan and, to a lesser extent, in China. The Company's products generally incorporate a wide variety of technological innovations, many of which are protected by patents and many of which are not. Moreover, products are generally not protected as a whole by individual patents. Accordingly, no one patent or group of related patents is material to the Company's business. The Company also has numerous trademarks and considers the Mettler-Toledo name and logo to be material to its business. The Company regularly protects against infringement of its intellectual property.

REGULATION

     The Company's products are subject to regulatory standards and approvals by weights and measures regulatory authorities in the countries in which it sells its products. Weights and measures regulation has been harmonized across the European Union. The Company's food processing and food retailing products are subject to regulation and approvals by relevant governmental agencies, such as the United States Food and Drug Administration. Products used in hazardous environments may also be subject to special requirements. All of the Company's electrical components are subject to electrical safety standards. The Company believes that it is in compliance in all material respects with applicable regulations.

ENVIRONMENTAL MATTERS

     The Company is subject to various environmental laws and regulations in the jurisdictions in which it operates, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. The Company wholly or partly owns, leases or holds a direct or indirect equity interest in a number of properties and manufacturing facilities around the world, including the United States, Europe, Canada, Mexico, Brazil, Australia and China. The Company, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations in both the United States and abroad.

     The Company is currently involved in, or has potential liability with respect to, the remediation of past contamination in certain of its presently and formerly owned and leased facilities in both the United States and abroad. In addition, certain of the Company's present and former facilities have or had been in operation for many decades and, over such time, some of these facilities may have used substances or generated and disposed of wastes which are or may be considered hazardous. It is possible that such sites, as well as disposal sites owned by third parties to which the Company has sent wastes, may in the future be identified and become the subject of remediation. Accordingly, although the Company believes that it is in substantial compliance with applicable environmental requirements and the Company to date has not incurred material expenditures in connection with environmental matters, it is possible that the Company could become subject to additional environmental liabilities in the future that could result in a material adverse effect on the Company's financial condition or results of operations.

     The Company is involved in litigation concerning remediation of hazardous substances at its operating facility in Landing, New Jersey. On or about July 1988, an affiliate of Ciba ("AGP") purchased 100% of the outstanding stock of Metramatic Corporation ("Metramatic"), a manufacturer of checkweighing equipment located in Landing, from GEI International Corporation ("GEI"). GEI agreed to indemnify and hold harmless AGP for certain pre-closing environmental conditions, including those resulting in cleanup responsibilities required by the New Jersey Department of Environmental Protection ("NJDEP") pursuant to the New Jersey Environmental Cleanup Responsibility Act ("ECRA"). ECRA is now the Industrial Site Recovery Act. Pursuant to a 1988 NJDEP administrative consent order naming GEI and Metramatic as respondents, GEI has spent approximately $2 million in the performance of certain investigatory and remedial work addressing groundwater contamination at the site. However, implementation of a final remedy has not yet been completed, and, therefore, future remedial costs are currently unknown. In 1992, GEI filed a suit against various parties including Hi-Speed Checkweigher Co., Inc., a wholly owned subsidiary of the Company that currently owns the facility, to recover certain costs incurred by GEI in connection with the site. Based on currently available information and the Company's rights of indemnification from GEI, the Company believes that its ultimate allocation of costs associated with the past and future investigation and remediation of this site will not have a material adverse effect on the Company's financial condition or results of operations.

     In addition, the Company is aware that Toledo Scale, the former owner of Toledo Scale or the Company has been named a potentially responsible party under CERCLA or analogous state statutes at the following third-party owned sites with respect to the alleged disposal at the sites by Toledo
Scale during the period it was owned by such former owner: Granville Solvents Site, Granville, Ohio; Aqua-Tech Environmental, Inc. Site, Greer, South Carolina; Seaboard Chemical Company Site, Jamestown, North Carolina; and the Stickney and Tyler Landfills in Toledo, Ohio. The former owner has also been named in a lawsuit seeking contribution pursuant to CERCLA with respect to the Caldwell Trucking Site, New Jersey based on the alleged disposal at the site by Toledo Scale during the former owner's period of ownership. Pursuant to the terms of the stock purchase agreement between Mettler and the former owner of Toledo Scale, the former owner is obligated to indemnify Mettler for various environmental liabilities. To date, with respect to each of the foregoing sites, the former owner has undertaken or taken steps to undertake the defense and indemnification of Toledo Scale. Based on currently available information and the Company's contractual rights of indemnification, the Company believes that the costs associated with the investigation and remediation of these sites will not have a material adverse effect on the Company's financial condition or results of operations.

COMPETITION

     The markets in which the Company operates are highly competitive. Because of the fragmented nature of certain of the Company's weighing instruments markets, particularly the industrial and food retailing weighing instruments market, both geographically and by application, the Company competes with numerous regional or specialized competitors, many of which are well-established in their markets. Some competitors are less leveraged than the Company and/or are divisions of larger companies with potentially greater financial and other resources than the Company. Although the Company believes that it has certain competitive advantages over its competitors, realizing and maintaining these advantages will require continued investment by the Company in research and development, sales and marketing and customer service and support. The Company has, from time to time, experienced price pressures from competitors in certain product lines and geographic markets.

     In the United States, the Company believes that the principal competitive factors in its markets on which purchasing decisions are made are accuracy and durability, while in Europe accuracy and service are the most important factors. In emerging markets, where there is greater demand for less sophisticated products, price is a more important factor than in developed markets. Competition in the United States laboratory market is also influenced by the presence of large distributors through which the Company and its competitors sell many of their products.

YEAR 2000 COMPLIANCE

     Where  necessary,   the  Company  is  in  the  process  of  modifying,
upgrading, or replacing its computer software applications and internal information systems to accommodate the "year 2000" dating changes necessary to permit correct recording of year dates for 2000 and later years. The Company does not expect that the cost of its year 2000 compliance program will be material to its business, financial condition or results of operations. The Company believes that it will be able to achieve compliance by the end of 1999, and does not currently anticipate any material disruption in its operations as the result of any failure by the Company to be in compliance. If any of the Company's significant suppliers or customers do not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected.

PROPERTIES

     The   following   table  lists  the  Company's   principal   operating
facilities, indicating the location, primary use and whether the facility is owned or leased.

LOCATION                        PRINCIPAL USE(1)             OWNED/LEASED
Europe:

  Greifensee/Nanikon,
  Switzerland.................  Production, Corporate        Owned
                                Headquarters
  Uznach, Switzerland.........  Production                   Owned
  Urdorf, Switzerland.........  Production                   Owned
  Schwerzenbach, Switzerland..  Production                   Leased
  Albstadt, Germany...........  Production                   Owned
  Giesen, Germany.............  Production                   Owned
  Giessen, Germany............  Sales and Service            Owned
  Steinbach, Germany..........  Sales and Service            Owned
  Viroflay, France............  Sales and Service            Owned
  Beersel, Belgium............  Sales and Service            Owned
  Tiel, Netherlands...........  Sales and Service            Owned
  Leicester, England..........  Sales and Service            Leased
  Manchester, England.........  Production, Sales and        Leased
                                Service

Americas:

  Worthington, Ohio...........  Production                   Owned
  Spartanburg, South Carolina.  Production                   Owned
  Franksville, Wisconsin......  Production                   Owned
  Ithaca, New York............  Production                   Owned
  Wilmington, Massachusetts...  Production                   Leased
  Florham Park, New Jersey....  Production                   Leased
  Tampa, Florida..............  Production, Sales and        Leased
                                Service
  Hightstown, New Jersey......  Sales and Service            Owned
  Burlington, Canada..........  Sales and Service            Owned
  Mexico City, Mexico.........  Sales and Service            Leased

Other:

  Shanghai, China.............  Production                   Building Owned;
                                                                 Land Leased
  Changzhou, China(2).........  Production                   Building Owned;
                                                                 Land Leased
  Melbourne, Australia........  Sales and Service            Leased

---------
(1) The Company also conducts research and development activities at certain of the listed facilities in Switzerland, Germany, the United States and, to a lesser extent, China.
(2) Held by a joint venture in which the Company owns a 60% interest.

The Company believes its facilities are adequate for its current and reasonably anticipated future needs.

LEGAL PROCEEDINGS

     The Company is subject to routine litigation incidental to its business. The Company is currently not involved in any legal proceeding that it believes could have a material adverse effect upon its financial condition or results of operations. See "--Environmental Matters" for information concerning legal proceedings relating to certain environmental claims.

     The Company has received a Notice of Proposed Adjustment from the Internal Revenue Service disallowing $20.4 million of intercompany interest deductions taken by the Company in its 1994 and 1995 tax returns when the Company was a subsidiary of Ciba. The Company is indemnified under the acquisition agreement with Ciba against any loss that may arise from the proposed adjustment. However, the Company believes that such deductions were properly made and intends to assist Ciba in contesting the proposed adjustment.


                                 MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are set forth below. All directors hold office until the annual meeting of shareholders following their election or until their successors are duly elected and qualified. Officers are appointed by the Board of Directors and serve at the discretion thereof.

NAME                                 AGE   POSITION

Philip Caldwell                      78    Chairman of the Board of Directors
Robert F. Spoerry                    42    President, Chief Executive Officer
                                             and Director; Chairman-elect
                                             of the Board of Directors
William P. Donnelly                  36    Vice President, Chief Financial
                                             Officer and Assistant Secretary
Karl M. Lang                         51    Head, Laboratory Division
Lukas Braunschweiler                 41    Head, Industrial and Retail (Europe)
John D. Robechek                     49    Head, Industrial and Retail
                                             (Americas)
Peter Burker                         52    Head, Human Resources
Thomas Rubbe                         43    Head, Logistics and Information
                                              Systems
Reginald H. Jones                    80    Director
John D. Macomber                     70    Director
John M. Manser                       50    Director
Laurence Z. Y. Moh                   72    Director
Thomas P. Salice                     37    Director


     Philip Caldwell has been Chairman of the Board of Directors since October 1996. Effective May 18, 1998, Mr. Caldwell will no longer serve as Chairman but will remain a director. Mr. Caldwell spent 32 years at Ford Motor Company, where he served as Chairman of the Board of Directors and Chief Executive Officer from 1980 to 1985 and a Director from 1973 to 1990. He served as a Director and Senior Managing Director of Lehman Brothers Inc. and its predecessor, Shearson Lehman Brothers Holdings, Inc. from 1985 to February 1998. Mr. Caldwell is also a Director of Waters Corporation, Zurich Holding Company of America, Inc., American Guarantee & Liability Insurance Company, The Mexico Fund and Russell Reynolds Associates, Inc. He has served as a Director of the Chase Manhattan Corporation, the Chase Manhattan Bank, N.A., Digital Equipment Corporation, Federated Department Stores Inc., the Kellogg Company, Shearson Lehman Brothers Holdings Inc., CasTech Aluminum Group Inc., Specialty Coatings International Inc., and Zurich Reinsurance Centre Holdings, Inc.

     Robert F. Spoerry has been President and Chief Executive Officer of the Company since 1993. He served as Head, Industrial and Retail (Europe) of the Company from 1987 to 1993. Mr. Spoerry has been a Director since October 1996. Effective May 18, 1998, Mr. Spoerry will assume the additional office of Chairman of the Board of Directors.

     William P. Donnelly has been Vice President, Chief Financial Officer and Assistant Secretary of the Company since April 1, 1997. From 1993 until joining the Company, he held various senior financial and management positions, including most recently Group Vice President and Chief Financial Officer, with Elsag Bailey Process Automation, a global manufacturer of instrumentation and analytical products, and developer of distributed control systems. Prior to 1993, Mr. Donnelly was associated with the international accounting firm of Price Waterhouse.

     Karl M. Lang has been Head, Laboratory Division of the Company since 1994. From 1991 to 1994 he was based in Japan as a representative of senior management with responsibility for expansion of the Asian operations.

     Lukas Braunschweiler has been Head, Industrial and Retail (Europe) of the Company since 1995. From 1992 until 1995 he held various senior management positions with the Landis & Gyr Group, a manufacturer of electrical meters. Prior to August 1992 he was a Vice President in the Technology Group of Saurer Group, a manufacturer of textile machinery.

     John D. Robechek has been Head, Industrial and Retail (Americas) of the Company and President of Mettler-Toledo, Inc., a U.S.-based subsidiary of the Company, since 1995. From 1990 through 1994 he served as Senior Vice President and managed all of the Company's U.S. subsidiaries.

     Peter Burker has been Head, Human Resources of the Company since 1994. From 1992 to 1994 he was Mettler-Toledo's General Manager in Spain, and from 1989 to 1991 he headed the Company's operations in Italy.

     Thomas Rubbe has been Head, Logistics and Information Systems of the Company since 1995. From 1990 to 1995 he was head of Controlling, Finance and Administration with the Company's German marketing organization.

     Reginald H. Jones has been a Director since October 1996. Mr. Jones retired as Chairman of the Board of Directors of General Electric Company ("General Electric") in April 1981. At General Electric, he served as Chairman of the Board of Directors and Chief Executive Officer from December 1972 through April 1981, President from June 1972 to December 1972 and a Director from August 1971 to April 1981. Mr. Jones is also a Director of ASA Limited and Birmingham Steel Corporation.

     John D. Macomber has been a Director since October 1996. He has been a principal of JDM Investment Group since 1992. He was Chairman and President of the Export-Import Bank of the United States (an agency of the U.S. Government) from 1989 to 1992. From 1973 to 1986 Mr. Macomber was Chairman and Chief Executive Officer of Celanese Corporation. Prior to that, Mr. Macomber was a Senior Partner of McKinsey & Company. Mr. Macomber is also a Director of Textron Inc., Bristol-Myers Squibb Company, Xerox Corporation, Lehman Brothers Holdings Inc., Pilkington plc and Brown Group, Inc.

     John M. Manser has been a Director since August 1997. He is the Treasurer of the Worldwide Life Science Group of Novartis, which has its headquarters in Switzerland. He has been with Novartis (and its predecessor Ciba-Geigy) since 1981.

     Laurence Z. Y. Moh has been a Director since October 1996. At present, he is Chairman and CEO of Plantation Timber Products Limited (CHINA), which he founded in 1996. He is Chairman Emeritus of Universal Furniture Limited, which he founded in 1959.

     Thomas P. Salice has been a Director since October 1996. Mr. Salice is a Managing Director of AEA Investors and has been associated with AEA Investors since June 1989. Mr. Salice is also a Director of Waters Corporation.

EXECUTIVE COMPENSATION

     The following table sets forth for the years ended December 31, 1997, 1996 and 1995 the compensation paid to or accrued for services performed by the Chief Executive Officer, each of the four other most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1997 and one other highly compensated employee who is no longer an executive officer (collectively, the "Named Executive Officers").


                                               SUMMARY COMPENSATION TABLE(1)

                                                                                                          Long Term
                                                              Annual Compensation                        Compensation
                                                    -----------------------------------------------      ------------
                                                                                                          Securities
                                                                                       Other Annual       Underlying     All Other
Name and Principal Position                         Year      Salary        Bonus(2)   Compensation       Options(#)    Compensation
---------------------------                         ----      ------        --------   ------------       ----------    ------------
Robert F. Spoerry ............................      1997      $386,074      $427,113      $36,212(3)        125,839      $112,816(5)
    President and Chief Executive                   1996       435,135       276,521        8,857(3)      1,047,976       124,431(5)
    Officer                                         1995       289,343        85,871         --                 300(4)     54,346(5)

William P. Donnelly (6) ......................      1997       124,095       208,464       18,614(7)        195,050        36,768(5)
    Chief Financial Officer                         1996          --            --           --                --            --
                                                    1995          --            --           --                --            --

Karl M. Lang .................................      1997       170,424       134,209         --              37,751        55,319(5)
    Head, Laboratory                                1996       212,997        88,375         --             209,597        61,901(5)
                                                    1995       228,427        38,071         --                --          60,321(5)

Lukas Braunschweiler .........................      1997       168,218       201,676         --              37,751        49,145(5)
    Head, Industrial and                            1996       210,893        66,162         --             209,597        62,482(5)
    Retail (Europe)                                 1995       228,427        25,381         --                --          50,460(5)

John D. Robechek .............................      1997       220,000       193,886         --              37,751         7,754(8)
    Head, Industrial and Retail                     1996       233,754        88,137         --             209,597         6,215(8)
    (Americas)                                      1995       225,000        40,563         --                --           6,168(8)

Fred Ort .....................................      1997       164,633       177,061         --                --          55,452(5)
    Corporate Controller                            1996       207,221        99,325         --              78,599        52,745(5)
                                                    1995       227,284        69,701         --                --          70,804(5)

---------

(1) Amounts paid in Swiss francs (all amounts except those paid to Mr. Robechek) converted to U.S. dollars at a rate of SFr 1.182 to $1.00 for 1995, SFr 1.2355 to $1.00 for 1996 and SFr 1.4505 to $1.00 for
     1997, in each case the average exchange rate during such year.
(2) Does not include Ciba bonuses to Messrs. Spoerry, Braunschweiler, Lang, Robechek and Ort for services rendered to Ciba in connection with its efforts to sell the Company.
(3) Represents additional compensation paid to fully offset, after payment of all taxes and social security contributions, interest charged to Mr. Spoerry on a loan to Mr. Spoerry from Mettler-Toledo GmbH, a subsidiary of the Company. See "Certain Relationships and Related Transactions."
(4) Option to purchase the specified number of shares of Ciba common stock at an exercise price of SFr 750 ($665 at the date of grant) per share. The fair market value at the date of grant was SFr 764 ($678) per share.
(5) Represents Company contributions to the Mettler-Toledo Fonds (a Swiss pension plan similar to a defined contribution plan under U.S. law). Fifty percent of the amount shown is a required employee contribution under the plan which the Company has contributed on behalf of the Named Executive Officers, and the other 50% is a required matching employer contribution.
(6)  Mr. Donnelly's employment commenced on April 1, 1997.
(7) Represents allowances associated with Mr. Donnelly's status as an expatriate in Switzerland.
(8) Includes: (i) the value of group life insurance over $50,000 of $1,024 for 1995, $1,071 for 1996 and $1,036 in 1997; (ii) the Company's
     contribution to Mr. Robechek's 401(k) plan account of $4,500 in 1995 and 1996 and $4,750 in 1997; and (iii) Mr. Robechek's profit sharing payout under the Company's Performance Dividend Plan of $644 in 1995 and 1996 and $1,968 in 1997.

   STOCK OPTIONS

     The following table sets forth information concerning the grant of stock options under the Company's Stock Plan to the individuals named in the Summary Compensation Table.

                                  OPTION/SAR GRANTS IN LAST FISCAL YEAR


                                              % of Total                          Potential Realizable Value
                                  Number of   Options/SARs                         at Assumed Annual Rates
                                  Securities   Granted to   Exercise/                  of Stock Price
                                  Underlying   Employees    Base                      Appreciation for
                                 Options/SARs  in Fiscal    Price      Expiration     Option/SAR Term(1)
      Name                         Granted        Year      ($/Sh)        Date       5%($)         10%($)
                                   -------        ----      ------        ----       -----         ------
Robert F. Spoerry ............     125,839        12.23      15.89        2007     1,257,526     3,186,818
William P. Donnelly ..........      37,751         3.67      15.89        2007       377,251       956,028
                                   157,299        15.29       7.95        2007       786,450     1,993,018
Karl M. Lang .................      37,751         3.67      15.89        2007       377,251       956,028
Lukas Braunschweiler .........      37,751         3.67      15.89        2007       377,251       956,028
John D. Robechek .............      37,751         3.67      15.89        2007       377,251       956,028
Fred Ort .....................        --            --         --          --            --            --


-----------

(1) The assumed annual rates of appreciation over the term of the option are set forth in accordance with rules and regulations adopted by the Securities and Exchange Commission and do not represent the Company's estimate of stock appreciation price.

   OPTION EXERCISE TABLE

     No options to purchase Common Stock were exercised by the Named Executive Officers in 1997. The following table sets forth information with respect to the aggregate number of unexercised options to purchase Common Stock granted to the Named Executive Officers and held by them as of December 31, 1997, and the value of unexercised in-the-money options (i.e., options that had a positive spread between the exercise price and the fair market value of the Common Stock) as of December 31, 1997.

                      AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND OPTION/SAR VALUES AS OF DECEMBER 31, 1997

                                                   Number of Securities
                               Shares             Underlying Unexercised         Value of Unexercised
                            Acquired on   Value    Options/SARs at Fiscal      In-The-Money Options/SARs
                              Exercise  Realized       Year-End (#)            at Fiscal Year-End ($)(1)
        Name                     (#)       ($)    Exercisable  Unexercisable  Exercisable   Unexercisable
        ----                     ---       ---    -----------  -------------  ------------   -------------
Robert F. Spoerry .......         0         0       209,595       964,220      $1,949,234     $7,968,084
William P. Donnelly .....         0         0             0       195,050               0      1,514,222
Karl M. Lang ............         0         0        41,919       205,429         389,847      1,610,747
Lukas Braunschweiler ....         0         0        41,919       205,429         389,847      1,610,747
John D. Robechek ........         0         0        41,919       205,429         389,847      1,610,747
Fred Ort ................         0         0        15,719        62,880         146,187        584,784


-----------

(1) Sets forth values for "in the money" options that represent the positive spread between the respective exercise/base prices of outstanding stock options and the closing price of $17.25 per share at December 31, 1997, as reported on the New York Stock Exchange.


EMPLOYMENT AGREEMENTS

     Mettler-Toledo GmbH, a subsidiary of the Company, entered into an employment agreement (the "Agreement") with Robert F. Spoerry (the "Executive") dated as of October 30, 1996. The Agreement provides for annual base salary of SFr 560,000 (approximately $386,074 at December 31,
1997), which may be increased from time to time in accordance with the Company's normal business practices, and for participation in the Company's bonus plan. In addition, the Agreement provides for payment of the amount necessary, after payment of all taxes and social security contributions, to fully offset the interest charged to the Executive on a certain loan to the Executive. See "Certain Relationships and Related Transactions" for a description of the loan. The Agreement prohibits the Executive from competing with the Company for a period of twenty-four months after termination of employment. The Agreement may be terminated without cause, on thirty-six months notice during which period the Executive is entitled to full compensation under the Agreement.

     Mettler-Toledo GmbH, a subsidiary of the Company, also entered into employment agreements with Lukas Braunschweiler, William P. Donnelly and Karl Lang, and Mettler-Toledo, Inc., a subsidiary of the Company, entered into an employment agreement with John D. Robechek. The employment agreements provide for a base salary subject to adjustment and participation in the Company's bonus plan and participation in the Company's other employee benefit plans. Each agreement prohibits the executive from competing with the Company for a period of twelve months after termination of employment. Each agreement may be terminated without cause, on twelve months notice during which period the executive is entitled to full compensation under the agreement.

DIRECTORS' COMPENSATION

     Members of the Board of Directors of the Company who are officers of the Company or employees of AEA Investors have not received additional compensation for being on the Board or its committees. The non-executive directors were given a one-time opportunity to purchase stock in the Company upon their election to the Board. Mr. Caldwell purchased 35,940 shares of common stock and each of Messrs. Jones, Macomber and Moh purchased 23,972 shares of common stock. Members of the Board of Directors of the Company have received reimbursement for traveling costs and other out-of-pocket expenses incurred in attending board and committee meetings. Effective May 18, 1998, members of the Board of Directors who are not employees of the Company will receive an annual fee of $17,500 (payable quarterly in advance), $1,000 for each Board meeting attended and $500 for each meeting of a committee of the Board attended, plus reimbursement for traveling costs and other out-of-pocket expenses incurred in attending such meetings. In addition, each member of the Board of Directors who is not an employee of the Company will receive a stock option grant of 1,000 shares of the Company's Common Stock per year.

RETIREMENT PLANS

     Mr. Robechek is covered under two pension plans, the Mettler-Toledo Retirement Plan and the Mettler-Toledo Supplemental Retirement Income Plan. Benefits under these plans are determined by career average compensation rather than final compensation. The annual accrual for each year under both plans is the difference of 2% of annual compensation in a plan year and 0.6% of the lesser of annual compensation or covered compensation (defined under the plans as the average of the Social Security Taxable Wage Bases in effect for each calendar year during the 35-year period ending on the last day of a given plan year). The Mettler-Toledo Retirement Plan includes all compensation up to the qualified plan limitations under the Internal Revenue Code of 1986, as amended ($160,000 per year in 1997), and the Mettler-Toledo Supplemental Retirement Income Plan pays for benefits in excess of these limits. The accrued annual benefit payable to Mr. Robechek under the Mettler-Toledo Retirement Plan is $48,717 and the accrued annual benefit under the Mettler-Toledo Supplemental Plan is $14,292, for a total annual retirement benefit of $63,009.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following directors served on the Company's Compensation Committee during the fiscal year ended December 31, 1997: Reginald H. Jones, Laurence
Z. Y. Moh and Thomas P. Salice. Mr. Salice also served as an officer of the Company and certain of its subsidiaries during such fiscal year. Mr. Salice is an officer of AEA Investors, a shareholder of the Company. AEA Investors provided certain management, consulting and financial services to the Company for professional service fees and was reimbursed for out-of-pocket expenses. In the fiscal year ended December 31, 1997, payments for such management fee and reimbursement for expenses totaled approximately $1 million. Such services included, but were not necessarily limited to, advice and assistance concerning the strategy, planning and financing of the Company, as needed from time to time. Such arrangement with AEA Investors was terminated in November 1997 and AEA Investors was paid a termination fee of $2.5 million in connection therewith. The Company receives the benefit of volume discounts for certain office services and supplies made available to various companies associated with AEA Investors pursuant to arrangements managed by a subsidiary of AEA Investors. Mr. Salice currently is a director of Mettler-Toledo and a Managing Director of AEA Investors.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     At the time of the Acquisition, AEA Investors and the Company entered into a management agreement (the "Management Agreement") pursuant to which AEA Investors provided management, consulting and financial services to the Company. Such services included such areas as the preparation and evaluation of strategic, operating, financial and capital plans and the development and implementation of compensation and other incentive programs. The services were provided by the executive staff of AEA Investors. In consideration of such services, AEA Investors received an annual fee of $1.0 million, plus reimbursement for certain expenses and indemnification against certain liabilities. The Company believes that the terms of these management arrangements were as favorable as could be obtained from an unaffiliated third party. The Management Agreement was terminated upon consummation of the IPO. In consideration of services by AEA Investors in arranging, structuring and negotiating the terms of the Acquisition, the Company paid AEA Investors transaction fees of $5.5 million and reimbursed AEA Investors for certain related expenses. In connection with the termination of the Management Agreement, the Company paid AEA Investors $2.5 million and reimbursed AEA Investors for certain related expenses.

     Management and other employees of the Company have contributed approximately $20 million of the equity of the Company. For information regarding the number of shares owned each Named Executive Officer, see "Principal and Selling Shareholders."

     On October 7, 1996, in order to fund a portion of the purchase price for the shares purchased by Mr. Spoerry, Mettler-Toledo GmbH entered into a loan agreement with Mr. Spoerry, in the amount of SFr 1.0 million (approximately $689,417 at December 31, 1997). The loan bears interest at a rate of 5% and is payable upon demand, which may not be made until seven years after the date of the loan.

                     PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock immediately prior to the Offerings and as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offerings, by (a) each person who is known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (b) each director of the Company, (c) each of the Named Executive Officers, (d) all directors and executive officers of the Company as a group and (e) each other Selling Shareholder participating in the Offerings. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

                                   SHARES
                                BENEFICIALLY                 SHARES BENEFICIALLY
                               OWNED PRIOR TO                    OWNED AFTER
                                THE OFFERINGS      NUMBER OF   THE OFFERINGS(1)
                              ------------------    SHARES    ------------------
NAME OF BENEFICIAL OWNER      NUMBER  PERCENT(2)   OFFERED    NUMBER     PERCENT
------------------------      ------  ----------   -------    ------     -------

5% SHAREHOLDERS:
  Finlayson Fund
  Investments PTE LTD
  Temasek Holdings
  (Private) Limited
  8 Shenton Way
  #38-03 Treasury Building
  Singapore 0106 ............ 2,900,921 7.57%
  National Union Fire
  Insurance Company of
  Pittsburgh, PA
  c/o AIG Global
  Investment Corp.
  175 Water Street-24th
   Floor
  New York, NY 10038......... 2,239,611 5.84%

DIRECTORS:

  Philip Caldwell(3) .......   102,383   *
  Robert F. Spoerry(4) .....   697,718 1.81%
  Reginald H. Jones ........    46,598   *
  John D. Macomber .........    43,742   *
  John M. Manser ...........      --     *
  Laurence Z. Y. Moh .......   356,779   *
  Thomas P. Salice(3) ......   608,558 1.59%

NAMED EXECUTIVE OFFICERS:
  William P. Donnelly(3)(5).    92,995   *
  Karl M. Lang(6) ..........   121,379   *
  Lukas Braunschweiler(7)...   118,379   *
  John D. Robechek(3)(8) ...   107,532   *
  All directors and
    executive officers as
    a Group (14 persons)(9)  2,604,410 6.72%


OTHER SELLING STOCKHOLDERS:
   -- other Selling
   Stockholders, each of
   whom is selling less
   than 150,000 shares in
   the Offerings or
   beneficially owns less
   than 1% of the
   outstanding Common
   Stock prior to the
   Offerings................

---------
[FN]

* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.
(1)  Assumes no exercise of the Underwriters' over-allotment options.
(2)  Calculations  of  percentage  of  beneficial   ownership  are  based  on
     38,336,014 shares of Common Stock outstanding prior to the Offerings. Calculations assume the exercise by only the named shareholder of all options for the purchase of Common Stock held by such shareholder which are exercisable within 60 days of the date hereof.
(3) Includes shares held by, or in trust for, members of such individual's family for which Messrs. Caldwell, Donnelly, Salice and Robechek disclaim beneficial ownership. Does not include shares held by AEA Investors, of which Mr. Salice is an officer.
(4) Mr. Spoerry is also a Named Executive Officer. Includes 209,595 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(5) Includes 31,459 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(6) Includes 41,919 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(7) Includes 41,919 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(8) Includes 41,919 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(9) Includes Fred Ort, who ceased to be an executive officer on April 1, 1997.


                      DESCRIPTION OF CREDIT AGREEMENT

     The following statements are brief summaries of certain provisions of the Credit Agreement. A copy of the Credit Agreement is incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. The following description does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Credit Agreement.

   General

     The Credit Agreement provides for a variety of floating rate loans with interest based on LIBOR. The Company's wholly owned subsidiaries Mettler-Toledo, Inc. ("M-T, Inc."), Mettler-Toledo Holding AG,
Mettler-Toledo (Canada) Inc. and Safeline Holding Company are borrowers under the Credit Agreement, and the Company is a guarantor under the Credit Agreement. As of March 31, 1998, the Company had borrowings under the Credit Agreement of $348.3 million and borrowings of $25.9 million under various other credit arrangements. Of the borrowings under the Credit Agreement, $191.4 million are in the form of a term loan and the remainder are outstanding under a revolving credit facility. The Company's revolving credit facility commitment increased from $170.0 million to $420.0 million under the Credit Agreement, including a $100.0 million acquisition facility commitment. Merrill Lynch served as the Arranger and Documentation Agent and an affiliate of Credit Suisse First Boston Corporation served as co-agent in connection with the Company's previous credit facility in November 1996 and May 1997 and acted in similar roles in connection with the Credit Agreement. See "Underwriting."

   Maturity, Amortization and Mandatory Prepayments

     The term loans and the revolving credit facility will mature in May 2004. Beginning in 1998, amounts outstanding under the term loan will amortize on a quarterly basis in annual amounts ranging from $15.0 million to a maximum of $40.0 million.

     The term loans will be subject to mandatory prepayments in an amount equal to, subject to certain exceptions, (i) 75% of annual Excess Cash Flow (as defined in the Credit Agreement), (ii) the net proceeds received from certain sales of assets, (iii) the net proceeds from the issuance of debt, and (iv) 50% of the net proceeds from the issuance of equity.

   Security and Guarantees

     The obligations of the Mettler-Toledo Holding AG under the New Credit Agreement are (i) secured by a first priority security interest in all of the material assets of the Mettler-Toledo Holding AG, (ii) guaranteed, to the extent permitted by applicable law by all of the direct and indirect subsidiaries of the Mettler-Toledo Holding AG, with certain exceptions, and each such guarantee is, to the extent permitted by applicable law and with certain exceptions, secured by a first priority security interest in all of the material assets of each such guarantor, and (iii) guaranteed by the Company and its direct and indirect U.S. subsidiaries, and each such guarantee will be secured by a first priority security interest in all of the material assets of each such guarantor, except that each such guarantor has pledged only 65% of the stock of any non-U.S. subsidiary held by it. The obligations of M-T, Inc. under the Credit Agreement are (i) secured by a first priority security interest in all of the material assets of M-T, Inc., except that M-T, Inc. has pledged only 65% of the stock of each non-U.S. subsidiary held by it, (ii) guaranteed by each direct and indirect U.S. subsidiary of M-T, Inc., and each such guarantee is secured by a first priority security interest in all of the material assets of each such guarantor, and (iii) guaranteed by the Company, and such guarantee is secured by a first priority security interest in all of the stock of M-T, Inc. held by the Company. The obligations of Safeline Holding Company are also secured by limited guarantees and pledges.

   Covenants and Events of Default

     The Credit Agreement contains covenants that, among other things, limit the Company's and its subsidiaries' ability to incur liens; merge, consolidate or dispose of assets; make loans and investments; incur indebtedness; engage in certain transactions with affiliates; incur certain contingent obligations; pay dividends and other distributions; or make capital expenditures. The Credit Agreement also requires the Company to maintain a minimum net worth and a minimum fixed charge coverage ratio, and to maintain a ratio of total debt to EBITDA below a specified maximum.

     The Credit Agreement contains customary events of default, including, without limitation, nonpayment of principal, interest, fees or other amounts when due; violation of covenants; breach of any representation or warranty; cross-default and cross-acceleration; Change in Control (as defined in the Credit Agreement); bankruptcy events; material judgments; certain ERISA matters; and invalidity of loan documents or security interests.

                        DESCRIPTION OF CAPITAL STOCK

     The following statements are brief summaries of certain provisions with respect to the Company's capital stock which are contained in the Amended and Restated Certificate of Incorporation and Amended By-laws, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. The following description does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Amended and Restated Certificate of Incorporation and Amended By-laws.

     The authorized capital stock of the Company consists of 125,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of March 31, 1998, there were 38,336,014 shares of Common Stock outstanding, 4,408,740 shares of Common Stock issuable upon exercise of outstanding options and no shares of Preferred Stock outstanding. As of March 5, 1998, there were 867 holders of record of the Company's Common Stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the shareholders (including the election of directors) and have no preemptive, subscription or redemption rights. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. All outstanding shares of Common Stock are, fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock.

PREFERRED STOCK

     The Board of Directors, without further shareholder authorization, is authorized to issue shares of Preferred Stock in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the Common Stock and one or more series of the Preferred Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the Common Stock and one or more series of the Preferred Stock. Although the Company has no present plans to issue any shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

CERTAIN PROVISIONS OF THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AMENDED BY-LAWS AND DELAWARE LAW

     The Amended and Restated Certificate of Incorporation, Amended By-laws and Delaware law contain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. Such provisions could have the effect of discouraging open market purchases of the Common Stock because they may be considered disadvantageous by a shareholder who desires to participate in a business combination or elect a new director.

     Section 203 of Delaware Law. The Company is a Delaware corporation and is subject to Section 203 ("Section 203") of the Delaware General
Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined as a person who, together with affiliates and associates, beneficially owns, or if an affiliate or associate of the corporation did beneficially own within the last three years, 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the "interested stockholder." A "business combination" generally includes mergers, stock or asset sales involving 10% or more of the market value of the corporation's assets or stock, certain stock transactions and certain other transactions resulting in a financial benefit to the interested stockholder or an increase in their proportionate share of any class or series of a corporation. The existence of Section 203 of the DGCL could have the effect of discouraging an acquisition of the Company or stock purchasers in furtherance of an acquisition.

     Limitation on Directors' Liabilities and Indemnification. The Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the DGCL as it currently exists, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. Under the current DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Amended and Restated Certificate of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The provision does not exonerate the directors from liability under federal securities laws or limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Amended By-laws provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by DGCL.

     Advance Notice for Shareholder Nomination of Directors and Shareholder Proposals. The Amended By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to other matters to be brought by shareholders before an annual meeting of shareholders of the Company (the "Business Procedure").

     The Nomination Procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Amended By-laws. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Under the Business Procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Amended By-laws. If the Chairman of the Board of Directors determines that the other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

     Although the Amended By-laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or of any business desired by shareholders to be conducted at an annual meeting, the Amended By-laws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its shareholders.

REGISTRATION RIGHTS

     Holders of the Company's Common Stock that purchased shares prior to the IPO have rights to require the Company to register such shares of Common Stock for resale pursuant to subscription agreements pursuant to which they acquired their shares. Upon the request of persons owning at least 25% of the sum of all outstanding shares of Common Stock which are then "restricted securities" (as defined by Rule 144 under the Securities
Act) and which have a value of at least $5,000,000, the Company is required to register the sale of such securities, subject to certain limitations and requirements. The Company is not required to file any registration statement within six months of the effective date of any earlier registration statement and is not required to file more than three registration statements pursuant to such requests. In addition, under certain circumstances, should the Company file a registration statement with the Securities and Exchange Commission registering shares of the Common Stock of the Company, the owners of restricted securities would be entitled to include their restricted securities in such registration.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services L.L.C.

                      SHARES ELIGIBLE FOR FUTURE SALE

     As of March 31, 1998, the Company has 38,336,014 shares of Common Stock outstanding. Except to the extent such shares are subject to the agreement with the Underwriters described below, shares of Common Stock are freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in the Securities Act, which shares will be subject to the resale limitations of Rules 144 and 145.

     In general, under Rules 144 and 145 as currently in effect, a shareholder (or shareholders whose shares are aggregated) who is an
"affiliate" of the Company is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rules 144 and 145 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A shareholder (or shareholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction is entitled to sell such shares under Rule 144 without regard to the limitations described above. Holders which were affiliates of the Company at the time of the Merger may sell free of restrictions one year from the date of the Merger.

     Notwithstanding the foregoing, in connection with the Offerings, the Company, the Company's executive officers and directors and existing shareholders of the Company holding in the aggregate ___ shares of Common Stock will agree, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus, other than (i) the sale to the Underwriters of the shares of Common Stock in connection with the Offerings, (ii) upon the exercise of outstanding stock options,
(iii) the issuance of options pursuant to the Stock Plan, or (iv) the filing of a registration statement on Form S-8 under the Securities Act relating to Common Stock of the Company issued pursuant to the Company's Stock Plan.

     The Company will be filing a registration statement on Form S-8 under the Securities Act to register approximately 6,400,000 shares of Common Stock which are reserved for issuance under the Company's Stock Plan. The Form S-8 will include, in some cases, shares for which an exemption under Rule 144 or Rule 701 would also be available, thus permitting the resale of shares issued under the Stock Plan by non-affiliates in the public market, without restriction under the Securities Act. Such registration statement is expected to become effective immediately upon filing whereupon shares registered thereunder will become eligible for sale in the public market, subject to vesting and, in certain cases, subject to the lock-up agreements described above. At the date of this Prospectus, options to purchase 4,408,740 shares of Common Stock are outstanding under the Stock Plan.

                     CERTAIN UNITED STATES FEDERAL TAX
                CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of such Common Stock. A "Non-U.S. Holder" is a person other than (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any state (other than any partnership treated as foreign under U.S. Treasury regulations), (iii) an estate whose income is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to tax as if they were U.S. citizens.

     This  discussion  does not consider  specific facts and  circumstances that may be relevant to a particular Non-U.S. Holder's tax position (including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of Common Stock may be affected by certain determinations made at the partner level) and does not consider U.S. state and local or non-U.S. tax consequences. This discussion also does not consider the tax consequences for any person who is a shareholder, partner or beneficiary of a holder of the Common Stock. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal tax laws (including but not limited to banks and insurance companies, dealers in securities and holders of securities held as part of a "straddle," "hedge," or "conversion transaction"). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury regulations promulgated and proposed thereunder, and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. The following summary is included herein for general information. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR OTHER U.S. OR NON-U.S. TAXING JURISDICTION.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base," in the United States ("U.S. trade or business income") are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service ("IRS") form with the payor (which form, under U.S. Treasury regulations generally effective for payments made after December 31, 1999 (the "Final Regulations"), will require the Non-U.S. Holder to provide a U.S. taxpayer identification number). Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under currently applicable U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under the Final Regulations, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements. In addition, under the Final Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement will generally be applied to the partners of the partnership and (y) the partnership will be required to provide certain information, including a United States taxpayer identification number. The Final Regulations also provide look-through rules for tiered partnerships.

     A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless:
(i) the gain is U.S. trade or business income (in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder),
(ii) the Non-U.S. Holder is an individual who holds the Common Stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other requirements, (iii) the Non-U.S. Holder is subject to tax pursuant to the provision of the U.S. tax law applicable to certain United States expatriates or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and such period that the Common Stock was held. The tax with respect to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constitute 5% or less of the Common Stock, provided that the Common Stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company is not, and does not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includable in the gross estate for U.S. federal estate tax purposes.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury Regulations, the Company may be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends. The information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non U.S.-Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under certain circumstances, the IRS requires "information reporting" and "backup withholding" at a rate of 31% with respect to certain payments on Common Stock. Under currently applicable law, Non-U.S. Holders of Common Stock generally will be exempt from IRS reporting requirements and U.S. backup withholding with respect to dividends payable on Common Stock. Under the Final Regulations, however, a Non-U.S Holder of Common Stock that fails to certify its Non-U.S. Holder status in accordance with the requirements of the Final Regulations may be subject to U.S. backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of the disposition of Common Stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain U.S. relationships. In the case of the payment of proceeds from the disposition of Common Stock effected by a foreign office of a broker that is a U.S. person or a "U.S. related person," existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.


                                UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and Smith Barney Inc. are acting as Underwriters (the "U.S. Underwriters") for the Offering. Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Shareholders and the U.S. Underwriters, and concurrently with the sale of 2,950,000 shares of Common Stock to the International Managers (as defined below), the Selling Shareholders have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the Selling Shareholders the number of shares of Common Stock set forth opposite its name below.

                                                                    NUMBER OF
            U.S. UNDERWRITER                                        SHARES
            ----------------                                        ---------

Merrill Lynch, Pierce, Fenner & Smith
         Incorporated..........................................
BT Alex. Brown Incorporated....................................
Credit Suisse First Boston Corporation.........................
Goldman, Sachs & Co. ..........................................
Smith Barney Inc. .............................................     ----------
         Total.................................................     11,800,000
                                                                    ==========


     The Company and the Selling Shareholders have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the
"Underwriters") for whom Merrill Lynch International, BT Alex. Brown International, a Division of Bankers Trust International PLC, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International and Smith Barney Inc. are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 11,800,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Selling Shareholders have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Selling Shareholders, an aggregate of 2,950,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Underwriters have advised the Company and the Selling Shareholders that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $________ per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $________ per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Selling Shareholders have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,770,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Selling Shareholders also have granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 442,500 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company, the Company's executive officers and directors and certain existing shareholders of the Company holding in the aggregate ___ shares of Common Stock will agree, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     The Company and the Selling Shareholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Underwriters may reduce that short position by purchasing Common Stock in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

     None of the Company, the Selling Shareholders nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, none of the Company, the Selling Shareholders nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriters have from time to time provided investment banking financial advisory services to the Company and AEA Investors and its affiliates, for which they have received customary compensation, and may continue to do so in the future. Merrill Lynch served as lead manager and Credit Suisse First Boston Corporation served as a co-manager of the offering of the Notes in October 1996, Merrill Lynch served as the Arranger and Documentation Agent and an affiliate of Credit Suisse First Boston served as co-agent in connection with the Company's previous credit facility and the Credit Agreement for which they received customary compensation. An affiliate of Credit Suisse First Boston Corporation and Merrill Lynch and its affiliates were lenders under the Company's previous credit facility and are lenders under the Credit Agreement. Merrill Lynch, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation and Goldman, Sachs & Co. and certain of their affiliates acted as underwriters in connection with the IPO.

                               LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), London, England. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Debevoise & Plimpton, New York, New York. A partnership in which partners of Fried, Frank, Harris, Shriver & Jacobson are partners is a shareholder of the Company.

                            INDEPENDENT AUDITORS

     The consolidated financial statements of Mettler-Toledo International Inc. and subsidiaries (as defined in Note 1 to the Audited Consolidated Financial Statements) as of December 31, 1996 and 1997 and for the year ended December 31, 1995, for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, included herein and incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by KPMG Fides Peat, independent auditors, as set forth in their reports appearing elsewhere and have been so included and incorporated in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                           AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 with respect to the Common Stock offered hereby under the Securities Act. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-22493) are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

     (2) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998. All other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such reports and documents; and

     (3) The description of the Common Stock contained in the Company's Registration Statement, as amended, on Form S-1 (Reg. No. 333-35597) filed with the Commission on November 10, 1997.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extend that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference in such documents). Such requests should be directed to Mary Finnegan, Mettler-Toledo International Inc., Im Langacher, P.O. Box MT-100, CH8606 Greifensee, Switzerland (telephone 011-41-1-944-22-11).

                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----

  AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  Independent Auditors' Report .........................................   F-2

  Consolidated Balance Sheets as of December 31, 1996 and 1997 .........   F-3

  Consolidated Statements of Operations for the year ended December 31,
     1995 and for the period January 1, 1996 to October 14, 1996 and for the period October 15, 1996 to December 31, 1996 and for the year
     ended December 31, 1997 ...........................................   F-4

  Consolidated Statements of Changes in Net Assets / Shareholders'
     Equity for the year ended December 31, 1995 and for the period
     January 1, 1996 to October 14, 1996 and for the period October 15,
     1996 to December 31, 1996 and for the year ended
     December 31, 1997 .................................................   F-5

  Consolidated Statements of Cash Flows for the year ended December 31,
     1995 and for the period January 1, 1996 to October 14, 1996 and for the period October 15, 1996 to December 31, 1996 and for the year
     ended December 31, 1997 ...........................................   F-6

  Notes to Consolidated Financial Statements ...........................   F-7

  UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

  Interim Consolidated Balance Sheets as of December 31, 1997 and
     March 31, 1998 ....................................................   F-26

  Interim Consolidated Statements of Operations for the three months
     ended March 31, 1997 and 1998 .....................................   F-27

  Interim Consolidated Statements of Shareholders' Equity for the three
    months ended March 31, 1997 and 1998 ...............................   F-28

  Interim Consolidated Statements of Cash Flows for the three months
     ended March 31, 1997 and 1998 .....................................   F-29

  Notes to the Interim Consolidated Financial Statements ...............   F-30


                      INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Mettler-Toledo International Inc.

We have audited the accompanying consolidated balance sheets of Mettler-Toledo International Inc. (formerly "MT Investors Inc.") and subsidiaries (as defined in Note 1 to the consolidated financial statements) as of December 31, 1996 and 1997, and the related consolidated statements of operations, net assets / shareholders' equity and cash flows for the year ended December 31, 1995 and for the period January 1, 1996 to October 14, 1996, the Predecessor periods, and for the period October 15, 1996 to December 31, 1996, and for the year ended December 31, 1997, the Successor periods. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mettler-Toledo International Inc. and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for the year ended December 31, 1995 and for the period January 1, 1996 to October 14, 1996, the Predecessor periods, and for the period October 15, 1996 to December 31, 1996, and for the year ended December 31, 1997, the Successor periods, in conformity with generally accepted accounting principles in the United States of America.

As more fully described in Note 1 to the consolidated financial statements, Mettler-Toledo International Inc. acquired the Mettler-Toledo Group as of October 15, 1996 in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the Successor periods are presented on a different basis of accounting than that of the Predecessor periods, and therefore are not directly comparable.

KPMG FIDES PEAT

Zurich, Switzerland
February 6, 1998


                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
                        CONSOLIDATED BALANCE SHEETS
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       SUCCESSOR   SUCCESSOR
                                                       ---------   ---------
                                                        DECEMBER    DECEMBER
                                                           31,         31,
                                                          1996        1997
                                                       ---------   ---------
                        ASSETS
Current assets:
  Cash and cash equivalents .........................  $  60,696   $  23,566
  Trade accounts receivable, less allowances of
   $8,388 in 1996 and $7,669 in 1997 ................    151,161     153,619
  Inventories .......................................    102,526     101,047
  Deferred taxes ....................................      7,565       7,584
  Other current assets and prepaid expenses .........     17,268      24,066
                                                       ---------   ---------
   Total current assets .............................    339,216     309,882
Property, plant and equipment, net ..................    255,292     235,262
Excess of cost over net assets acquired, net of
  accumulated amortization of $982 in 1996 and
  $6,427 in 1997 ....................................    135,490     183,318
Non-current deferred taxes ..........................      3,916       5,045
Other assets ........................................     37,974      15,806
                                                       ---------   ---------
   Total assets .....................................  $ 771,888   $ 749,313
                                                       =========   =========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable ............................  $  32,797   $  39,342
  Accrued and other liabilities .....................     79,857      80,844
  Accrued compensation and related items ............     35,457      43,214
  Taxes payable .....................................     17,580      33,267
  Deferred taxes ....................................      9,132      10,486
  Short-term borrowings and current maturities of
    long-term debt...................................     80,446      56,430
                                                       ---------   ---------
   Total current liabilities ........................    255,269     263,583
Long-term debt ......................................    373,758     340,334
Non-current deferred taxes ..........................     30,467      25,437
Other non-current liabilities .......................     96,810      91,011
                                                       ---------   ---------
   Total liabilities ................................    756,304     720,365
Minority interest ...................................      3,158       3,549
Shareholders' equity:
  Preferred stock, $0.01 par value per share;
   authorized 10,000,000 shares......................       --          --
  Common stock, $0.01 par value per share; authorized
   125,000,000 shares; issued 38,336,014 (excluding
   64,467 shares held in treasury) at
   December 31, 1997 ................................       --           383
  Class A, B and C common stock, $0.01 par value per
   share; authorized 2,775,976 shares; issued
   2,438,514 at December 31, 1996 ...................         25        --
  Additional paid-in capital ........................    188,084     284,630
  Accumulated deficit ...............................   (159,046)   (224,152)
  Currency translation adjustment ...................    (16,637)    (35,462)
                                                       ---------   ---------
   Total shareholders' equity .......................     12,426      25,399
Commitments and contingencies .......................
Total liabilities and shareholders' equity ..........  $ 771,888   $ 749,313
                                                       =========   =========

    See the accompanying notes to the consolidated financial statements





                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     PREDECESSOR               SUCCESSOR
                                 ---------------------  -----------------------
                                             FOR THE      FOR THE
                                             PERIOD       PERIOD
                                    YEAR    JANUARY 1,  OCTOBER 15,     YEAR
                                    ENDED      1996         1996        ENDED
                                  DECEMBER  TO OCTOBER  TO DECEMBER   DECEMBER
                                  31, 1995   14, 1996     31, 1996    31, 1997
                                  --------   --------     --------    --------

Net sales ...................... $  850,415  $ 662,221  $  186,912   $  878,415
Cost of sales ..................    508,089    395,239     136,820      493,480
                                 ----------  ---------  ----------   ----------
   Gross profit ................    342,326    266,982      50,092      384,935
Research and development .......     54,542     40,244       9,805       47,551
Selling, general and
 administrative ................    248,327    186,898      59,353      260,397
Amortization ...................      2,765      2,151       1,065        6,222
Purchased research and
 development ...................       --         --       114,070       29,959
Interest expense ...............     18,219     13,868       8,738       35,924
Other charges (income), net ....     (9,331)    (1,332)     17,137       10,834
                                 ----------  ---------  ----------   ----------
   Earnings (loss) before
     taxes, minority interest
     and extraordinary items ...     27,804     25,153    (160,076)      (5,952)
Provision for taxes ............      8,782     10,055        (938)      17,489
Minority interest ..............        768        637         (92)         468
                                 ----------  ---------  ----------   ----------
   Net earnings (loss)
     before extraordinary
     items .....................     18,254     14,461    (159,046)     (23,909)
Extraordinary items-debt
   extinguishments, net of tax .       --         --          --        (41,197)
                                 ----------  ---------  ----------   ----------
      Net earnings (loss) .....  $   18,254  $  14,461  $ (159,046)  $  (65,106)
                                 ==========  =========  ==========   ==========

Basic and diluted loss per
 common share:
   Loss before extraordinary
     items.....................                         $    (5.18)  $    (0.76)
   Extraordinary items.........                                --         (1.30)
                                                        ----------   ----------
   Net loss....................                         $    (5.18)  $    (2.06)
                                                        ==========   ==========

   Weighted average number
   of common shares .............                        30,686,065   31,617,071

    See the accompanying notes to the consolidated financial statements


                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
  CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS / SHAREHOLDERS' EQUITY
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    PREDECESSOR
                                     -----------------------------------------
                                     YEAR ENDED DECEMBER 31, 1995 AND FOR THE
                                          PERIOD JANUARY 1, 1996 TO
                                                OCTOBER 14, 1996
                                     -----------------------------------------
                                                      CURRENCY
                                           CAPITAL   TRANSLATION
                                           EMPLOYED   ADJUSTMENT    TOTAL
                                           --------   ----------    -----
     Net assets at December 31, 1994 ....  $ 218,129   $ 10,065   $ 228,194
     Capital transactions with Ciba and
     affiliates .........................    (73,779)      --       (73,779)
     Net earnings .......................     18,254       --        18,254
     Change in currency translation
      adjustment ........................       --       20,585      20,585
                                           ---------   --------   ---------
     Net assets at December 31, 1995 ....    162,604     30,650     193,254
     Capital transactions with Ciba and
      affiliates ........................    (88,404)      --       (88,404)
     Net earnings .......................     14,461       --        14,461
     Change in currency translation
      adjustment ........................       --       (6,538)     (6,538)
                                           ---------   --------   ---------
     Net assets at October 14, 1996 .....  $  88,661   $ 24,112   $ 112,773
                                           =========   ========   =========



                                                                                  SUCCESSOR
                                             ---------------------------------------------------------------------------------------
                                                       FOR THE PERIOD FROM OCTOBER 15, 1996 TO DECEMBER 31, 1996 AND FOR
                                                                         THE YEAR ENDED DECEMBER 31, 1997
                                             ---------------------------------------------------------------------------------------
                                                   COMMON STOCK            ADDITIONAL                     CURRENCY
                                                    ALL CLASSES             PAID-IN       ACCUMULATED    TRANSLATION
                                                SHARES        AMOUNT        CAPITAL         DEFICIT       ADJUSTMENT        TOTAL
                                                ------        ------        -------         -------       ----------        -----
Balance at October 15, 1996 ...........            1,000       $   1       $    --         $    --         $   --         $       1
New issuance of Class A and
   C shares ...........................        2,437,514          24         188,084            --             --           188,108

Net loss ..............................             --          --              --          (159,046)          --          (159,046)
Change in currency
   translation adjustment .............             --          --              --              --          (16,637)        (16,637)
                                             -----------       -----       ---------       ---------       --------       ---------
Balance at December 31, 1996 ..........        2,438,514          25         188,084        (159,046)       (16,637)         12,426
New issuance of Class A and
   C shares ...........................            3,857        --               300            --             --               300

Purchase of Class A and C
   treasury stock .....................           (5,123)         (1)           (668)           --             --              (669)
Common stock conversion ...............       28,232,099         282            (282)           --             --              --
Proceeds from stock offering ..........        7,666,667          77          97,196            --             --            97,273
Net loss ..............................             --          --              --           (65,106)          --           (65,106)
Change in currency
    translation adjustment ............             --          --              --              --          (18,825)        (18,825)
                                             -----------       -----       ---------       ---------       --------       ---------
Balance at December 31, 1997  .........       38,336,014       $ 383       $ 284,630       $(224,152)      $(35,462)      $  25,399
                                             ===========       =====       =========       =========       ========       =========

    See the accompanying notes to the consolidated financial statements

                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (IN THOUSANDS)


                                                                              PREDECESSOR                     SUCCESSOR
                                                                    -----------------------------  -------------------------------
                                                                                  FOR THE PERIOD                    FOR THE PERIOD
                                                                    YEAR ENDED    JANUARY 1, 1996  OCTOBER 15, 1996    YEAR ENDED
                                                                    DECEMBER 31,   TO OCTOBER 14,   TO DECEMBER 31,   DECEMBER 31,
                                                                        1995            1996             1996             1997
                                                                    ------------  --------------   ----------------  -------------
Cash flows from operating activities:
   Net earnings (loss) ...........................................    $ 18,254        $ 14,461        $(159,046)       $ (65,106)
   Adjustments to reconcile net earnings (loss) to net
      cash provided by operating activities:
      Depreciation ...............................................      30,598          19,512            7,925           25,613
      Amortization ...............................................       2,765           2,151            1,065            6,222
      Write-off of purchased research and
        development and cost of sales associated
        with revaluation of inventories ..........................        --              --            146,264           32,013
      Extraordinary items ........................................        --              --               --             41,197
      Net loss (gain) on disposal of long-term assets ............      (1,053)           (768)            --                 33
      Deferred taxes and adjustments to goodwill .................        (551)         (1,934)          (4,563)          (4,244)
      Minority interest ..........................................         768             637              (92)             468
   Increase (decrease) in cash resulting from changes in:
           Trade accounts receivable, net ........................      (9,979)          9,569          (10,159)          (8,113)
           Inventories ...........................................        (607)          1,276            3,350           (2,740)
           Other current assets ..................................      (3,058)         14,748          (10,605)          (7,177)
           Trade accounts payable ................................       1,437          (3,065)           3,415            4,936
           Accruals and other liabilities, net ...................      13,095           5,948           32,030           32,547
                                                                      --------        --------        ---------        ---------
             Net cash provided by operating
                activities .......................................      51,669          62,535            9,584           55,649
                                                                      --------        --------        ---------        ---------
Cash flows from investing activities:
   Proceeds from sale of property, plant and
      equipment ..................................................       4,000           1,606              736           15,913
   Purchase of property, plant and equipment .....................     (25,858)        (16,649)         (11,928)         (22,251)
   Acquisition of Mettler-Toledo from Ciba .......................        --              --           (314,962)            --
   Acquisition, net of seller financing ..........................        --              --               --            (80,469)
   Other investing activities ....................................      (7,484)         (1,632)           4,857           (9,184)
                                                                      --------        --------        ---------        ---------
             Net cash used in investing
                activities .......................................     (29,342)        (16,675)        (321,297)         (95,991)
                                                                      --------        --------        ---------        ---------
Cash flows from financing activities:
   Proceeds from borrowings ......................................       3,983            --            414,170          614,245
   Repayments of borrowings ......................................        --           (13,464)            --           (703,201)
   Proceeds from issuance of common stock ........................        --              --            188,108           97,573
   Purchase of treasury stock ....................................        --              --               --               (669)
   Ciba and affiliates borrowings (repayments) ...................     (15,693)        (26,589)        (184,666)            --
   Capital transactions with Ciba and affiliates .................     (37,361)         (7,716)         (80,687)            --
                                                                      --------        --------        ---------        ---------
             Net cash provided by (used in)
                financing activities .............................     (49,071)        (47,769)         336,925            7,948
                                                                      --------        --------        ---------        ---------
Effect of exchange rate changes on cash and cash
   equivalents ...................................................       4,344          (3,394)            (615)          (4,736)
                                                                      --------        --------        ---------        ---------
Net increase (decrease) in cash and cash
   equivalents ...................................................     (22,400)         (5,303)          24,597          (37,130)
                                                                      --------        --------        ---------        ---------
Cash and cash equivalents:
   Beginning of period ...........................................      63,802          41,402           36,099           60,696
                                                                      --------        --------        ---------        ---------
   End of period .................................................    $ 41,402        $ 36,099        $  60,696        $  23,566
                                                                      ========        ========        =========        =========
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest ...................................................    $ 18,927        $  6,524        $  17,874        $  38,345
      Taxes ......................................................       9,970           9,385            2,470            6,140
Non-cash financing and investing activities:
   Due to Ciba for capital transactions ..........................      36,418            --               --               --
   Seller financing on acquisition ...............................        --              --               --             22,514

    See the accompanying notes to the consolidated financial statements

                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   (IN THOUSANDS UNLESS OTHERWISE STATED)

1.   BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

     Mettler-Toledo International Inc. ("Mettler Toledo," the "Company" or "Successor"), formerly MT Investors Inc., is a global supplier of precision instruments and is a manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. The Company also manufactures and sells certain related analytical and measurement technologies. The Company's manufacturing facilities are located in Switzerland, the United States, Germany, the United Kingdom and China. The Company's principal executive offices are located in Greifensee, Switzerland.

     The  Company  was  incorporated  by AEA  Investors  Inc.  ("AEA")  and recapitalized to effect the acquisition (the "Acquisition") of the Mettler-Toledo Group ("Predecessor") from Ciba-Geigy AG ("Ciba") and its wholly owned subsidiary, AG fur Prazisionsinstrumente ("AGP") on October 15, 1996. The Company acquired the Mettler-Toledo Group for cash consideration of SFr. 504,996 (approximately $402,000) including dividends of SFr. 109,406 (approximately $87,100) which were paid to Ciba by the Company in conjunction with the Acquisition. In addition, the Company incurred expenses in connection with the Acquisition and related financing of approximately $29,000, including approximately $5,500 paid to AEA Investors, and paid approximately $185,000 to settle amounts due to Ciba and affiliates. The Company has accounted for the Acquisition using the purchase method of accounting. Accordingly, the costs of the Acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values.

     In connection with the Acquisition, the Company allocated, based upon independent valuations, $114,070 of the purchase price to purchased research and development in process. Such amount was recorded as an expense in the period from October 15, 1996 to December 31, 1996. Additionally, the Company allocated approximately $32,200 of the purchase price to revalue certain inventories (principally work-in-process and finished goods) to fair value (net realizable value). Substantially all of such inventories were sold during the period from October 15, 1996 to December 31, 1996. The excess of the cost of the Acquisition over the fair value of the net assets acquired of approximately $137,500 is being amortized over 32 years. Because of this purchase price allocation, the accompanying financial statements of the Successor are not directly comparable to those of the Predecessor.

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and include all entities in which the Company has control, including its majority owned subsidiaries. All intercompany transactions and balances have been eliminated. Investments in which the Company has voting rights between 20% to 50% are generally accounted for using the equity method of accounting. Certain amounts in the prior period financial statements have been reclassified to conform with current year presentation.

     The  combined  financial  statements  of the  Predecessor  include the combined historical assets and liabilities and combined results of operations of the Mettler-Toledo Group. All intergroup transactions have been eliminated as part of the combination process.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

     Inventories

     Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first in, first out (FIFO) or weighted average cost methods and to a lesser extent the last in, first out (LIFO) method.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight line basis over the estimated useful lives of the assets as follows:

            Buildings and improvements      15 to 50 years
            Machinery and equipment         3 to 12 years
            Computer software               3 to 5 years
            Leasehold improvements          Shorter of useful life or lease
                                              term

     Beginning January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Adoption of SFAS 121 had no material effect on the consolidated financial statements.

     Excess of Cost over Net Assets Acquired

     The excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over the expected period to be benefited. The Company assesses the recoverability of such amount by determining whether the amortization of the balance over its remaining life can be recovered from the undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of the excess of cost over net assets acquired will be impacted if estimated future operating cash flows are not achieved.

     Deferred Financing Costs

     Debt financing costs are deferred and amortized over the life of the underlying indebtedness using the interest method.

     Taxation

     The Company files tax returns in each jurisdiction in which it operates. Prior to the Acquisition discussed in Note 1, in certain jurisdictions the Company filed its tax returns jointly with other Ciba subsidiaries. The Company had a tax sharing arrangement with Ciba in these countries to share the tax burden or benefits. Such arrangement resulted in each company's tax burden or benefit equating to that which it would have incurred or received if it had been filing a separate tax return.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which the Company operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States because it is expected that these earnings are permanently reinvested and such determination is not practicable. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

     Research and Development

     Research and development costs are expensed as incurred. Research and development costs, including customer engineering (which represents research and development charged to customers and, accordingly, is included in cost of sales), amounted to approximately $62,400, $45,100, $11,100 and $50,200 for the year ended December 31, 1995, for the period from January 1, 1996 to October 14, 1996, for the period from October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, respectively.

     Currency Translation and Transactions

     The reporting currency for the consolidated financial statements of the Company is the United States dollar (USD). The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the USD are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting year. The statements of operations and cash flows of such non-USD functional currency operations are translated at the monthly average exchange rates during the year. Translation gains or losses are accumulated as a separate component of net assets/shareholders' equity.

     The Company has designated certain of its Swiss franc debt as a hedge of its net investments. Any gains and losses due to changes on the debt are recorded to currency translation adjustment and offset the net investments which they hedge.

     Derivative Financial Instruments

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company enters into foreign currency forward contracts to hedge short-term intercompany transactions with its foreign businesses. Such contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market values as of each balance sheet date, with the resulting unrealized gains and losses being recognized in other charges (income), net.

     The Company enters into certain interest rate cap and swap agreements in order to reduce its exposure to changes in interest rates. The differential paid or received on interest rate swap agreements is recognized over the life of the agreements. Realized and unrealized gains on interest rate cap agreements are recognized as adjustments to interest expense as incurred.

     Stock Based Compensation

     The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan.

     Loss per Common Share

     Effective December 31, 1997, the Company adopted the Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Accordingly, basic and diluted loss per common share data for each period presented have been determined in accordance with the provisions of SFAS
128. Outstanding options to purchase shares of common stock, as described in Note 11, were not included in the computation of diluted loss per common share for the periods ended December 31, 1996 and 1997, as the effect is antidilutive. The Company retroactively adjusted its weighted average common shares for the purpose of the basic and diluted loss per common share computations for the 1996 and 1997 periods pursuant to SFAS 128 and Securities and Exchange Commission Staff Accounting Bulletin No. 98 issued in February 1998.

     Concentration of Credit Risk

     The Company's revenue base is widely diversified by geographic region and by individual customer. The Company's products are utilized in many different industries, although extensively in the pharmaceutical and chemical industries. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     Revenue Recognition

     Revenue is recognized when title to a product has transferred or services have been rendered. Revenues from service contracts are recognized over the contract period.

3.   BUSINESS COMBINATIONS

     On May 30, 1997, the Company purchased the entire issued share capital of Safeline Limited ("Safeline"), a manufacturer of metal detection systems based in Manchester in the United Kingdom, for approximately (pound)61,000 (approximately $100,000), plus up to an additional (pound)6,000 (approximately $10,000) for a contingent earn-out payment. In October 1997, the Company made an additional payment, representing a post-closing adjustment, of (pound)1,900 (approximately $3,100). Such amount has been accounted for as additional purchase price. Under the terms of the agreement the Company paid approximately (pound)47,300 (approximately $77,400) of the purchase price in cash, provided by amounts loaned under its Credit Agreement, with the remaining balance of approximately (pound)13,700 (approximately $22,400) paid in the form of seller loan notes which mature May 30, 1999. In connection with the acquisition the Company incurred expenses of approximately $2,200 which have been accounted for as part of the purchase price.

     The Company has accounted for the acquisition using the purchase method of accounting. Accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. Approximately $30,000 of the purchase price was attributed to purchased research and development in process. Such amount was expensed immediately in the second quarter of 1997. The technological feasibility of the products being developed had not been established as of the date of the acquisition. The Company expects that the projects underlying these research and development efforts will be substantially complete over the next two years. In addition, the Company allocated approximately $2,100 of the purchase price to revalue certain finished goods inventories to fair value. Substantially all of such inventories were sold in the second quarter of 1997. The excess of the cost of the acquisition over the fair value of the net assets acquired of approximately $65,000 is being amortized over 30 years. The results of operations and cash flows of Safeline have been consolidated with those of the Company from the date of the acquisition.

     The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the Acquisition (see Note 1) and Safeline acquisition had been completed as of the beginning of each of the periods presented, after giving effect to certain adjustments, including Safeline's historical results of operations prior to the acquisition date, depreciation and amortization of the assets acquired based upon their fair values, increased interest expense from the financing of the acquisitions and income tax effects. The Company allocated a portion of the purchase prices to (i) in-process research and development projects, that have economic value and (ii) the revaluation of inventories. These adjustments have not been reflected in the following pro forma summary due to their unusual and non-recurring nature. This pro forma summary does not necessarily reflect the results of operations as they would have been if the acquisitions had been completed as of the beginning of such periods and is not necessarily indicative of the results which may be obtained in the future.

                                      PRO FORMA FINANCIAL INFORMATION
                                                (UNAUDITED)
                                     --------------------------------------
                                     PREDECESSOR           SUCCESSOR
                                     -----------  -------------------------
                                      FOR THE       FOR THE
                                       PERIOD        PERIOD
                                     JANUARY 1,    OCTOBER 15,
                                      1996 TO       1996 TO     YEAR ENDED
                                      OCTOBER       DECEMBER     DECEMBER
                                      14, 1996      31, 1996     31, 1997
                                      --------      --------     --------

Net sales .......................    $ 694,231     $ 195,336     $ 897,448
Earnings (loss) before
 extraordinary items ............          826        (2,128)        9,565
Net earnings (loss) .............    $     826     $  (2,128)    $ (31,632)
                                     =========     =========     =========
Basic and diluted loss per
 common share ...................                  $   (0.07)    $   (1.00)
                                                   =========     =========

4.   INVENTORIES

     Inventories consisted of the following:

                                                       Successor
                                               ---------------------------
                                                December          December
                                                31, 1996          31, 1997
                                                --------          --------
Raw materials and parts ...............        $  41,015         $  42,435
Work-in-progress ......................           31,534            29,746
Finished goods ........................           29,982            28,968
                                               ---------         ---------
                                                 102,531           101,149
LIFO reserve ..........................               (5)             (102)
                                               ---------         ---------
                                               $ 102,526         $ 101,047
                                               =========         =========

     At December 31, 1996 and 1997, 13.2% and 12.7%, respectively, of the Company's inventories (certain U.S. companies only) were valued using the LIFO method of accounting. There were no material liquidations of LIFO inventories during the periods presented.

5.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

     At December 31, 1996, the Company had forward contracts maturing during 1997 to sell the equivalent of approximately $135,000 in various currencies in exchange for Swiss francs. These contracts were used to limit its exposure to currency fluctuations on anticipated future cash flows.

     In July 1997, the Company entered into three year interest rate cap agreements to limit the impact of increases in interest rates on its U.S. dollar based debt. These agreements "cap" the effects of an increase in three month LIBOR above 8.5%. In addition, the Company has entered into three year interest rate swap agreements which swap the interest obligation associated with $100,000 of U.S. dollar based debt from variable to fixed. The fixed rate associated with the swap is 6.09% plus the Company's normal interest margin. The swap is effective at three month LIBOR rates up to 7.00%.

     In August 1997, the Company entered into certain three year interest rate swap agreements that fix the interest obligation associated with SFr. 112,500 of Swiss franc based debt at rates varying between 2.17% and 2.49% plus the Company's normal interest margin. The swaps are effective at one month LIBOR rates up to 3.5%.

     The Company may be exposed to credit losses in the event of nonperformance by the counterparties to its derivative financial instrument contracts. Counterparties are established banks and financial institutions with high credit ratings. The Company has no reason to believe that such counterparties will not be able to fully satisfy their obligations under these contracts.

     At December 31, 1996 and 1997, the fair value of such financial instruments was approximately $(5,100) and $(1,064), respectively. The fair values of all derivative financial instruments are estimated based on current settlement prices of comparable contracts obtained from dealer quotes. The values represent the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into account current creditworthiness of the counterparties.

6.   PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net, consisted of the following:

                                                      Successor
                                               ---------------------
                                                December    December
                                                31, 1996    31, 1997
                                                --------    --------
     Land ..................................   $  63,514    $  58,226
     Buildings and leasehold improvements ..     120,173      111,065
     Machinery and equipment ...............      75,675       93,418
     Computer software .....................       3,067        3,948
                                               ---------    ---------
                                                 262,429      266,657
     Less accumulated depreciation and
       amortization ........................      (7,137)     (31,395)
                                               ---------    ---------
                                               $ 255,292    $ 235,262
                                               =========    =========

7.   OTHER ASSETS

     Other assets include deferred financing fees of $22,015 and $4,101, net of accumulated amortization of $820 and $76 at December 31, 1996 and 1997, respectively. During 1997, the Company wrote off deferred financing costs associated with its previous credit facilities and its Senior Subordinated Notes as further discussed in Note 9. Also included in other assets are restricted bank deposits of $5,960 and $1,756 at December 31, 1996 and 1997, respectively. Other assets at December 31, 1996 and 1997 also included a loan due from the Company's Chief Executive Officer of approximately $740 and $690, respectively. Such loan bears an interest rate of 5% and is payable upon demand, which may not be made until 2003.

8.   SHORT-TERM BORROWINGS AND CURRENT MATURITIES OF LONG-TERM DEBT

     Short-term   borrowings  and  current  maturities  of  long-term  debt
consisted of the following:

                                                        Successor
                                                  ---------------------
                                                   December    December
                                                   31, 1996    31, 1997
                                                   --------    --------
     Current maturities of long-term debt ....     $ 8,968     $14,915
     Borrowings under revolving credit
      facility ...............................      51,928      33,320
     Other short-term borrowings .............      19,550       8,195
                                                   -------     -------
                                                   $80,446     $56,430
                                                   =======     =======

9.   LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                            Successor
                                                        ------------------
                                                        December  December
                                                        31, 1996  31, 1997
                                                        --------  --------

9.75% Senior Subordinated Notes due
  October 1, 2006 ...................................   $135,000   $   --
Credit Agreement:
  Term A USD Loans, interest at LIBOR plus 1.125%
   (7.03% at December 31, 1997) payable in
   quarterly installments beginning March 31,
   1998 due May 19, 2004 ............................       --      101,573
  Term A SFr. Loans, interest at LIBOR plus
   1.125% (2.57% at December 31, 1997) payable in
   quarterly installments beginning March 31,
   1998 due May 19, 2004 ............................       --       58,991
  Term A GBP Loans, interest at LIBOR plus 1.125%
   (8.71% at December 31, 1997) payable in
   quarterly installments beginning March 31,
   1998 due May 19, 2004 ............................       --       36,198
  Seller Notes, interest at LIBOR plus 0.26%
   (7.84% at December 31, 1997) due in full
   May 30, 1999 .....................................       --       22,946
  Term A SFr. Loans, interest at LIBOR plus 2.5%
   (4.38% at December 31, 1996) payable in
   quarterly installments beginning March 31,
   1997 due December 31, 2002 .......................     92,730       --
  Term B USD Loans, interest at LIBOR plus 3.00%
   (8.53% at December 31, 1996) payable in
   quarterly installments beginning March 31,
   1997 due December 31, 2003 .......................     75,000       --
  Term C USD Loans, interest at LIBOR plus 3.25%
   (8.78% at December 31, 1996) payable in
   quarterly installments beginning March 31,
   1997 due December 31, 2004 .......................     72,000       --
  Revolving credit facilities .......................     51,928    160,862
Other ...............................................     27,546     16,194
                                                        --------   --------
                                                         454,204    396,764
Less current maturities .............................     80,446     56,430
                                                        --------   --------
                                                        $373,758   $340,334
                                                        ========   ========
     To provide a portion of the financing required for the Acquisition and for working capital and for general corporate purposes thereafter, in October 1996 Mettler-Toledo Holding Inc., a wholly owned subsidiary of the Company, entered into a credit agreement with various banks.

     At December 31, 1996, loans under the credit  agreement  consisted of:
(i) Term A Loans in an aggregate principal amount of SFr. 125,000 ($92,730 at December 31, 1996), (ii) Term B Loans in an aggregate principal amount of $75,000, (iii) Term C loans in an aggregate principal amount of $72,000 and (iv) a multi-currency revolving credit facility in an aggregate principal amount of $140,000, which included letter of credit and swingline subfacilities available to certain subsidiaries.

     On May 29, 1997, the Company refinanced its previous credit facility and entered into a new credit facility. This credit facility provided for term loan borrowings in an aggregate principal amount of approximately $133,800, SFr. 171,500 and (pound)26,700, that were scheduled to mature between 2002 and 2004, a Canadian revolving credit facility with availability of CDN $26,300 and a multi-currency revolving credit facility with availability of $151,000. The revolving credit facilities were scheduled to mature in 2002. The Company recorded an extraordinary loss of approximately $9,600 representing a charge for the write-off of capitalized debt issuance fees and related expenses associated with the Company's previous credit facility.

     On November 19, 1997, in connection with the initial public offering, the Company refinanced its existing credit facility by entering into a new credit facility (the "Credit Agreement") with certain financial institutions. At December 31, 1997, loans under the Credit Agreement consisted of: (i) Term A Loans in aggregate principal amount of $101,573, SFr. 85,467 ($58,991 at December 31, 1997) and (pound)21,661 ($36,198 at
December 31, 1997); (ii) a Canadian revolving credit facility with availability of CDN $26,300 and (iii) a multi-currency revolving credit facility in an aggregate principal amount of $400,000 including a $100,000 acquisition facility.

     Concurrent with the initial public offering and refinancing, the Company consummated a tender offer to repurchase the Senior Subordinated Notes. The aggregate purchase price in connection with the tender offer was approximately $152,500. In connection with the refinancing and the note repurchase, the Company recorded an extraordinary loss of $31,600 representing primarily the premium paid in connection with the early extinguishment of the notes of $17,900 and the write-off of capitalized debt issuance fees associated with the Senior Subordinated Notes and the Company's previous credit facility.

     The Company's weighted average interest rate at December 31, 1997 was approximately 6.3%.

     Loans under the Credit Agreement may be repaid and reborrowed and are due in full on May 19, 2004. The Company is required to pay a facility fee based upon certain financial ratios per annum on the amount of the revolving facility and letter of credit fees on the aggregate face amount of letters of credit under the revolving facility. The facility fee at December 31, 1997 was equal to 0.3%. At December 31, 1997, the Company had available approximately $220,000 of additional borrowing capacity under its Credit Agreement. The Company has the ability to refinance its short-term borrowings through its revolving facility for an uninterrupted period extending beyond one year. Accordingly, approximately $128,000 of the Company's short-term borrowings at December 31, 1997 have been reclassified to long-term. At December 31, 1997, borrowings under the Company's revolving facility carried an interest rate of LIBOR plus 0.825%.

     The Credit Agreement contains covenants that, among other things, limit the Company's ability to incur liens; merge, consolidate or dispose of assets; make loans and investments; incur indebtedness; engage in certain transactions with affiliates; incur certain contingent obligations; pay dividends and other distributions; or make certain capital expenditures. The Credit Agreement also requires the Company to maintain a minimum net worth and a minimum fixed charge coverage ratio, and to maintain a ratio of total debt to EBITDA below a specified maximum.

     The aggregate maturities of long-term obligations during each of the years 1999 through 2002 are approximately $42,748, $32,691, $34,531 and $34,531, respectively.

     The estimated fair value of the Company's obligations under the Credit Agreement approximate fair value due to the variable rate nature of the obligations.

10.  SHAREHOLDERS' EQUITY

     Common Stock

     At December 31, 1996, the authorized capital stock of the Company consisted of 2,775,976 shares of common stock, $.01 par value of which 2,233,117 shares were designated as Class A common stock, 1,000 shares were designated as Class B common stock and 541,859 shares were designated as Class C common stock. All general voting power was vested in the holders of the Class B common stock. At December 31, 1996, the Company had outstanding 1,899,779 shares of Class A common stock, 1,000 shares of Class B common stock and 537,735 shares of Class C common stock.

     In November 1997, pursuant to a merger with its wholly owned subsidiary Mettler-Toledo Holding Inc., each share of the Company's existing Class A, Class B and Class C common stock converted into 12.58392 shares of common stock and increased the number of authorized shares to 125,000,000 shares with a par value of $0.01 per share. Concurrent therewith, the Company completed an underwritten initial public offering of 7,666,667 shares at a public offering price of $14.00 per share. The net proceeds from the offerings of approximately $97,300 were used to repay a portion of the Company's 9.75% Senior Subordinated Notes (see Note 9). As part of the offering the Company sold approximately 287,000 shares of its common stock to Company sponsored benefit plans at the public offering price. Holders of the Company's common stock are entitled to one vote per share.

     At December 31, 1997, 6,368,445 shares of the Company's common stock were reserved for the Company's stock option plan.

     Preferred Stock

     The Board of Directors, without further shareholder authorization, is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the common stock and one or more series of the preferred stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the common stock and one or more series of the preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

11.  STOCK OPTION PLAN

     Effective October 15, 1996, the Company adopted a stock option plan to provide certain key employees and/or directors of the Company additional incentive to join and/or remain in the service of the Company as well as to maintain and enhance the long-term performance and profitability of the Company.

     Under the terms of the plan, options granted shall be nonqualified and the exercise price shall not be less than 100% of the fair market value of the common stock on the date of grant. Options vest equally over a five year period from the date of grant.

     Stock option activity is shown below:

                                                                    Weighted
                                                                    -Average
                                                       Number of    Exercise
                                                        Shares        Price
                                                       ---------    ---------
Granted during the period October 15,
 1996 to December 31, 1996 ........................    3,510,747    $    7.95
Exercised .........................................         --        --
Forfeited .........................................         --        --
                                                       ---------    ---------
Outstanding at December 31, 1996 ..................    3,510,747    $    7.95
Granted ...........................................    1,028,992        14.68
Exercised .........................................         --        --
Forfeited .........................................     (130,999)       (7.95)
                                                       ---------    ---------
Outstanding at December 31, 1997 ..................    4,408,740    $    9.75
                                                       =========    =========
Shares exercisable at December 31, 1997 ...........      675,950    $    7.95
                                                       =========    =========

     At December 31, 1997, there were 3,537,047 and 871,693 options outstanding to purchase shares of common stock with exercise prices of $7.95 and $15.89, respectively. The weighted-average remaining contractual life of such options was 8.7 and 9.7 years, respectively.

     As of the date granted, the weighted-average grant-date fair value of the options granted during the period from October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997 was approximately $1.99 and $3.37 per share, respectively. Such weighted-average grant-date fair value was determined using an option pricing model which incorporated the following assumptions:

                                                             Successor
                                                  ----------------------------
                                                    For the period
                                                   October 15,1996  Year ended
                                                      to December    December
                                                       31,1996       31, 1997
                                                  ----------------- ----------
Risk-free interest rate ......................           4.0%           5.4%
Expected life, in years ......................             7             4
Expected volatility ..........................           --             26%
Expected dividend yield ......................           --             --

     The Company applies Accounting Standards Board Opinion No. 25 and related interpretations in accounting for its plans. Had compensation cost for the Company stock option plan been determined based upon the fair value of such awards at the grant date, consistent with the methods of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"), the Company's net loss and basic and diluted net loss per common share for the twelve months ended December 31, 1997 would have been as follows:

     Net loss:
      As reported                                          $  (65,106)
      Pro forma                                               (66,417)
                                                           ==========
     Basic and diluted loss per common share:
      As reported                                          $    (2.06)
      Pro forma                                                 (2.10)
                                                           ==========

     The Company's net loss for the period October 15, 1996 to December 31, 1996 would not have been materially different had compensation cost been determined consistent with SFAS 123.

12.  BENEFIT PLANS

     Mettler-Toledo maintains a number of retirement plans for the benefit of its employees.

     Certain companies sponsor defined contribution plans. Benefits are determined and funded annually based upon the terms of the plans. Contributions under these plans amounted to $9,413, $9,484, $2,496 and $8,925 in 1995, for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, respectively.

     Certain companies sponsor defined benefit plans. Benefits are provided to employees primarily based upon years of service and employees' compensation for certain periods during the last years of employment. The following table sets forth the funded status and amounts recognized in the consolidated financial statements for the Company's principal defined benefit plans at December 31, 1996 and 1997:

                                                Successor
                             ------------------------------------------------
                                   December 31,           December 31,
                                       1996                   1997
                             ------------------------ -----------------------
                                Assets    Accumulated   Assets    Accumulated
                                exceed     benefits     exceed     benefits
                             accumulated    exceed    accumulated    exceed
                               benefits     assets      benefits     assets
                             -----------  ----------- ----------- -----------
Actuarial present value
  of accumulated benefit
  obligations:
   Vested benefits .........   $ 10,211    $ 97,639   $  11,712     $ 98,974
   Non-vested benefits .....         16       2,280          20        3,574
                               --------    --------   ---------     --------
                                 10,227      99,919      11,732      102,548
                               --------    --------   ---------     --------
 Projected benefit
 obligations ...............     12,458     108,504      13,350      111,608
 Plan assets at fair
 value .....................     13,336      50,609      14,899       58,176
                               --------    --------   ---------     --------
Projected benefit
  obligations in excess
  of (less than) plan
  assets ...................       (878)     57,895      (1,549)      53,432
Unrecognized net
 (losses) gains ............         22       1,479         544          561
                               --------    --------   ---------     --------
(Prepaid) accrued
 pension costs .............   $   (856)   $ 59,374   $  (1,005)   $ 53,993
                               ========    ========   =========    ========

     The (prepaid) accrued pension costs are recognized in the accompanying consolidated financial statements as other long-term assets and other long term liabilities, respectively.

     The assumed discount rates and rates of increase in future compensation level used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the retirement plans are situated. The range of rates used for the purposes of the above calculations are as follows:

                                                 1996              1997
                                            ------------       ------------
Discount rate .......................       6.0% to 8.5%       6.0% to 8.5%
Compensation increase rate ..........       2.0% to 6.5%       2.0% to 6.5%


     The expected long term rates of return on plan assets ranged between 9.5% and 10.0% for 1995, 7.0% and 10.0% for 1996, and 6.0% and 9.5% in
1997. The assumptions used above have a significant effect on the reported amounts of projected benefit obligations and net periodic pension cost. For example, increasing the assumed discount rate would have the effect of decreasing the projected benefit obligation and increasing unrecognized net gains. Increasing the assumed compensation increase rate would increase the projected benefit obligation and decrease unrecognized net gains. Increasing the expected long-term rate of return on investments would decrease unrecognized net gains.

     Plan assets relate principally to the Company's U.S. companies and consist of equity investments, obligations of the U.S. Treasury or other governmental agencies, and other interest-bearing investments.

     Net periodic pension cost for all of the plans above includes the following components:

                                    Predecessor               Successor
                                 ---------------------  ---------------------
                                             For the
                                             period       For the
                                  Year       January      period      Year
                                  ended      1, 1996    October 15    ended
                                 December   to October  to December  December
                                 31, 1995    14, 1996     31, 1996   31, 1997
                                 --------    --------     --------   --------
Service cost (benefits
 earned during
 the period) .................   $ 3,668    $   3,850    $   1,013    $ 5,655
Interest cost on
 projected benefit
 obligations .................     7,561        6,540        1,721      8,020
Actual gain on plan
 assets ......................    (8,653)      (6,079)      (1,600)    (8,543)
Net amortization and
 deferral ....................     5,137        2,485         --        2,516
                                 -------    ---------    ---------    -------
Net periodic pension
 expense .....................   $ 7,713    $   6,796    $   1,134    $ 7,648
                                 =======    =========    =========    =======


     The Company's U.S. operations provide postretirement medical benefits to their employees. Employee contributions for medical benefits are related to employee years of service.

     The following table sets forth the status of the U.S. postretirement plans and amounts:

                                                       Successor
                                                ---------------------
                                                December     December
                                                31, 1996     31, 1997
                                                --------     --------
     Accumulated postretirement benefit
     obligations:
       Retired .............................    $ 25,894     $ 26,702
       Fully eligible ......................       3,033        4,154
       Other ...............................       3,098        5,256
                                                --------     --------
                                                  32,025       36,112
     Unrecognized net loss .................        (540)      (4,465)
                                                --------     --------
     Accrued postretirement benefit cost ...    $ 31,485     $ 31,647
                                                ========     ========

     Net periodic postretirement benefit cost for the above plans includes the following components:

                                     Predecessor              Successor
                                 ---------------------  -----------------------
                                            For the     For the
                                             period      period
                                    Year    January 1,  October 15,
                                   ended     1996 to    1996 to      Year ended
                                  December   October    December      December
                                  31, 1995   14, 1996   31, 1996      31, 1997
                                  --------   --------   --------      --------
Service cost (benefits
  earned during
  the period) ................   $     285   $     431    $114     $     440
Interest cost on projected
  benefit obligations ........       2,371       1,795     472         2,296
Net amortization and
 deferral ....................          99         343     --             33
                                 ---------   ---------    ----     ---------
Net periodic
  postretirement benefit
  cost .......................   $   2,755   $   2,569    $586     $   2,769
                                 =========   =========    ====     =========


     The accumulated postretirement benefit obligation and net periodic postretirement benefit cost were principally determined using discount rates of 7.3% in 1995, 7.6% in 1996 and 7.0 % in 1997 and health care cost trend rates ranging from 9.5% to 12.25% in 1995, 1996 and 1997 decreasing to 5.0% in 2006.

     The health care cost trend rate assumption has a significant effect on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. For example, in 1997 the effect of a one-percentage-point increase in the assumed health care cost trend rate would be an increase of $3,611 on the accumulated postretirement benefit obligations and an increase of $464 on the aggregate of the service and interest cost components of the net periodic benefit cost.

13.  TAXES

     The sources of the Company's earnings (loss) before taxes, minority interest and extraordinary items were as follows:

                                                          Predecessor
                                                     -------------------------
                                                                    For the
                                                                    period
                                                                   January 1,
                                                     Year ended     1996 to
                                                     December 31,  October 14,
                                                         1995         1996
                                                         ----         ----

Switzerland .......................................     $11,431      $21,241
Non-Switzerland ...................................      16,373        3,912
                                                        -------      -------
Earnings before taxes, minority interest and
  extraordinary items .............................     $27,804      $25,153
                                                        =======      =======


                                                           Successor
                                                  -------------------------
                                                    For the
                                                     period
                                                  October 15,      Year
                                                    1996 to        ended
                                                    December      December
                                                    31, 1996      31, 1997
                                                    --------      --------
United States ................................     $ (37,293)     $(14,178)
Non-United States ............................      (122,783)        8,226
                                                   ---------      --------
Loss before taxes, minority interest and
 extraordinary items .........................     $(160,076)     $ (5,952)
                                                   =========      ========

     The provision (benefit) for taxes consists of:

                                                           Adjustments
                                                               to
Predecessor:                           Current    Deferred  Goodwill     Total
                                       -------    --------  --------     -----
  Year ended December 31, 1995:
   Switzerland Federal ............   $    513    $   (92)   $  --     $    421
   Switzerland Canton (State) and
    Local .........................        481       (505)      --          (24)
   Non-Switzerland ................      8,339         46       --        8,385
                                      --------    -------    -------   --------
                                      $  9,333    $  (551)   $  --     $  8,782
                                      ========    =======    =======   ========
  For the period January 1, 1996
   to October 14, 1996:

   Switzerland Federal ............   $  2,152    $  (172)   $  --     $  1,980
   Switzerland Canton (State) and
   Local ..........................      4,305       (344)      --        3,961

   Non-Switzerland ................      5,532     (1,418)      --        4,114
                                      --------    -------    -------   --------
                                      $ 11,989    $(1,934)   $  --     $ 10,055
                                      ========    =======    =======   ========


                                                       Adjustments
                                                           to
Successor:                         Current    Deferred  Goodwill     Total
                                   -------    --------  --------     -----

  For the period October 15, 1996
   to December 31, 1996:
  United States Federal .......   $    475    $ (1,556)   $ --      $ (1,081)
  United States State and Local        696        (183)     --           513
  Non-United States ...........      2,454      (2,824)     --          (370)
                                  --------    --------    ------    --------
                                  $  3,625    $ (4,563)   $ --      $   (938)
                                  ========    ========    ======    ========


                                                       Adjustments
                                                           to
                                   Current    Deferred  Goodwill     Total
                                   -------    --------  --------     -----
  Year ended December 31, 1997:
   United States Federal ......   $   --     $   (351)   $ --     $   (351)
   State and Local ............        466        (41)      107        532
   Non-United States ..........     12,779      2,600     1,929     17,308
                                  --------   --------    ------   --------
                                  $ 13,245   $  2,208    $2,036   $ 17,489
                                  ========   ========    ======   ========

     The adjustments to goodwill during the year ending December 31, 1997 relate to tax benefits received on amounts which were included in the purchase price allocation pertaining to the Acquisition of the Company described in Note 1.

     The provision for tax expense for the year ended December 31, 1995 and for the period January 1, 1996 to October 14, 1996 where the Company operated as a group of businesses owned by Ciba differed from the amounts computed by applying the Switzerland federal income tax rate of 9.8% to earnings before taxes and minority interest as a result of the following:

                                                           Predecessor
                                                    ---------------------------
                                                                     For the
                                                                     period
                                                                    January 1,
                                                     Year ended      1996 to
                                                     December 31,  October 14,
                                                         1995         1996
                                                         ----         ----
Expected tax ...................................      $  2,725      $  2,465
Switzerland Canton (state) and local
  income taxes, net of federal
  income tax benefit ...........................           (21)        3,573
Non-deductible intangible amortization .........           248           205
Change in valuation allowance ..................         1,603         1,235
Non-Switzerland income taxes in
 excess of 9.8% ................................         4,968         2,291
Other, net .....................................          (741)          286
                                                      --------      --------
Total provision for taxes ......................      $  8,782      $ 10,055
                                                      ========      ========

     The provision for tax expense (benefit) for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, subsequent to the Acquisition described in Note 1, differed from the amounts computed by applying the United States Federal income tax rate of 35% to the loss before taxes, minority interest and extraordinary items as a result of the following:

                                                          Successor
                                                  -------------------------
                                                   For the
                                                    period
                                                  October 15,
                                                    1996 to      Year ended
                                                    December      December
                                                    31, 1996      31, 1997
                                                    --------      --------
Expected tax ..................................     $(56,027)     $ (2,083)
United States state and local income
   taxes, net of federal
   income tax benefit .........................          333           276
Non-deductible purchased research and
   development ................................       39,925        10,486
Non-deductible intangible amortization ........          336         2,073
Change in valuation allowance .................        4,662           263
Non-United States income taxes at other
   than a 35% rate ............................       10,037         5,545
Other, net ....................................         (204)          929
                                                    --------      --------
Total provision, for taxes ....................     $   (938)     $ 17,489
                                                    ========      ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                          Successor
                                                    ----------------------
                                                    December      December
                                                    31, 1996      31, 1997
                                                    --------      --------
Deferred tax assets:
Inventory .....................................     $  7,974      $  7,552
   Accrued and other liabilities ..............        7,046         9,278
   Deferred loss on sale of subsidiaries ......        7,907         7,907
   Accrued postretirement benefit and
    pension costs .............................       19,043        19,161
   Net operating loss carryforwards ...........       15,817        27,345
    Other .....................................          408           678
                                                    --------      --------
Total deferred tax assets .....................       58,195        71,921
Less valuation allowance ......................      (46,714)      (59,292)
                                                    --------      --------
Total deferred tax assets less valuation
 allowance ....................................       11,481        12,629
                                                    --------      --------
Deferred tax liabilities:
   Inventory ..................................        5,618         6,177
   Property, plant and equipment ..............       31,123        24,081
   Other ......................................        2,858         5,665
                                                    --------      --------
Total deferred tax liabilities ................       39,599        35,923
                                                    --------      --------
Net deferred tax liability ....................     $ 28,118      $ 23,294
                                                    ========      ========

     The Company has established valuation allowances primarily for net operating losses, deferred losses on the sale of subsidiaries as well as postretirement and pension costs as follows:

                                                            Successor
                                                     --------------------------
                                                     December 31,  December 31,
                                                        1996          1997
                                                        ----          ----
Summary of valuation allowances:
  Cumulative net operating losses ...............      $15,817       $27,345
  Deferred loss on sale of subsidiaries .........        7,907         7,907
  Accrued postretirement and pension
   benefit costs ................................       18,122        17,104
  Other .........................................        4,868         6,936
                                                       -------       -------
Total valuation allowance .......................      $46,714       $59,292
                                                       =======       =======

     The total valuation allowances relating to acquired businesses amount to $38,785 and $35,524 at December 31, 1996 and 1997, respectively. Future reductions of these valuation allowances will be credited to goodwill.

     At December 31, 1997, the Company had net operating loss carryforwards for income tax purposes of (i) $45,939 related to U.S. Federal net operating losses of which $4,376 expires in 2011 and $41,563 expires in 2012, (ii) $51,832 related to U.S. State net operating losses which expire in varying amounts through 2012, (iii) $15,595 related to foreign net operating losses with no expiration date and (iv) $14,205 related to foreign net operating losses which expire in varying amounts through 2003.

14.  OTHER CHARGES (INCOME), NET

     Other charges (income), net consists primarily of foreign currency transactions, interest income and charges related to the Company's restructuring programs. Foreign currency transactions, net for the year ended December 31, 1995, for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997 were $(3,242), $(220), $8,324 and $4,235, respectively. Interest income for the year ended December 31, 1995, for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997 was $(5,388), $(3,424), $(1,079) and $(1,832), respectively.

     Severance and other exit costs for the period January 1, 1996 to October 14, 1996 of $1,872 represent employee severance of $1,545 and other exit costs of $327 associated with the closing of its Westerville, Ohio facility. Severance costs for the period October 15, 1996 to December 31, 1996 principally represent employee severance benefits associated with (i) the Company's general headcount reduction programs in Europe and North America of $4,557 which were announced during such period, and (ii) the realignment of the analytical and precision balance business in Switzerland of $6,205 which was announced in December 1996. In connection with such programs the Company reduced its workforce by 168 employees in 1996.

     The Company recorded further restructuring charges of $6,300 during 1997. Such charges are in connection with the closure of three facilities in North America and are comprised primarily of severance and other related benefits and costs of exiting facilities, including lease termination costs and write-down of existing assets to their expected net realizable value. In connection with the closure of these facilities, the Company expects to involuntarily terminate approximately 70 employees. The Company is undertaking these actions as part of its efforts to reduce costs through reengineering.

     A  rollforward  of  the  components  of  the  Company's   accrual  for
restructuring activities is as follows:

     Balance at December 31, 1996 ........................   $ 10,762
     1997 Activities:
         Restructuring accrual for North American
           operations ....................................      6,300
         Reductions in workforce and other cash outflows .     (7,182)
         Non-cash  write-downs  of  property,  plant  and
           equipment .....................................       (540)
         Impact of foreign currency ......................       (582)
                                                             --------
     Balance at December 31, 1997 ........................   $  8,758
                                                             ========

     The Company's accrual for restructuring activities of $8,758 at December 31, 1997 primarily consisted of $6,544 for severance and other related benefits with the remaining balance for lease termination and other costs of exiting facilities. Such programs are expected to be substantially complete in 1998.

15.  COMMITMENTS AND CONTINGENCIES

     Operating Leases

     The Company leases certain of its facilities and equipment under operating leases. The future minimum lease payments under non-cancelable operating leases are as follows at December 31, 1997:

                   1998.......................    $12,006
                   1999.......................      8,565
                   2000.......................      5,771
                   2001.......................      4,023
                   2002.......................      3,296
                   Thereafter.................      1,856
                                                  -------
                     Total....................    $35,517
                                                  =======

     Rent expense for operating leases amounted to $13,034, $3,430 and $16,420 for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, respectively.

     Legal

     The Company is party to various legal proceedings, including certain environmental matters, incidental to the normal course of business. Management does not expect that any of such proceedings will have a material adverse effect on the Company's financial condition or results of operations.

16.  GEOGRAPHIC SEGMENT INFORMATION

     The tables below show the Company's operations by geographic region. Transfers between geographic regions are priced to reflect consideration of market conditions and the regulations of the countries in which the transferring entities are located.


 Twelve months                            Transfers     Total       Earnings
    ended              Net        Net       between       net        (loss)
   December          sales by   sales by  geographic    sales by      before
  31, 1995         destination   origin      areas       origin       taxes
-----------------  ----------- --------- ------------  ----------    ---------
Switzerland (1) ..   $ 41,820   $102,712   $ 159,453    $ 262,165    $ 11,431
Germany ..........    151,974    158,393      47,379      205,772       9,626
Other Europe .....    247,802    228,939         799      229,738       1,780
                     --------   --------   ---------    ---------    --------
Total Europe .....    441,596    490,044     207,631      697,675      22,837
United States ....    263,945    298,053      29,578      327,631      (1,353)
Other Americas ...     52,966     32,732         131       32,863         905
                     --------   --------   ---------    ---------    --------
Total Americas ...    316,911    330,785      29,709      360,494        (448)
Asia and other ...     91,908     29,586          97       29,683       1,861
Eliminations .....       --         --      (237,437)    (237,437)      3,554
                     --------   --------   ---------    ---------    --------
Totals ...........   $850,415   $850,415   $    --      $ 850,415    $ 27,804
                     ========   ========   =========    =========    ========


 For the period
   January 1,                              Transfers     Total       Earnings
    1996 to            Net        Net       between       net        (loss)
    October          sales by   sales by  geographic    sales by      before
   14, 1996        destination   origin      areas       origin       taxes
-----------------  ----------- --------- ------------  ---------    --------
Switzerland (1) .   $ 32,282   $ 74,303   $ 126,423    $ 200,726    $ 21,241
Germany .........    104,961    114,015      35,583      149,598       8,292
Other Europe ....    186,823    171,061         840      171,901         591
                    --------   --------   ---------    ---------    --------
Total Europe ....    324,066    359,379     162,846      522,225      30,124
United States ...    217,636    246,180      22,753      268,933      (1,577)
Other Americas ..     47,473     25,925           3       25,928       1,078
                    --------   --------   ---------    ---------    --------
Total Americas ..    265,109    272,105      22,756      294,861        (499)
Asia and other ..     73,046     30,737         265       31,002         686
Eliminations ....       --         --      (185,867)    (185,867)     (5,158)
                    --------   --------   ---------    ---------    --------
Totals ..........   $662,221   $662,221   $    --      $ 662,221    $ 25,153
                    ========   ========   =========    =========    ========


For the period
  October 15,         Net        Net     Transfers     Total      Earnings
    1996 to          sales      sales     between       net        (loss)
  December 31,         by         by     geographic   sales by     before        Total
      1996         destination  origin     areas       origin      taxes(2)      Assets
-----------------  ----------- --------  ----------   ---------    ----------   ---------
Switzerland (1) .   $  8,415   $ 15,892   $ 39,570    $  55,462    $(108,865)   $ 432,387
Germany .........     29,688     29,117     10,965       40,082       (6,041)     170,845
Other Europe ....     58,598     59,688        485       60,173       (5,809)     126,063
                    --------   --------   --------    ---------    ---------    ---------
Total Europe ....     96,701    104,697     51,020      155,717     (120,715)     729,295
United States ...     56,405     64,109      6,731       70,840      (37,293)     477,762
Other Americas ..     13,436      7,371          3        7,374         (446)      17,730
                    --------   --------   --------    ---------    ---------    ---------
Total Americas ..     69,841     71,480      6,734       78,214      (37,739)     495,492
Asia and other ..     20,370     10,735         28       10,763       (2,267)      48,245
Eliminations ....       --         --      (57,782)     (57,782)         645     (501,144)
                    --------   --------   --------    ---------    ---------    ---------
Totals ..........   $186,912   $186,912   $   --      $ 186,912    $(160,076)   $ 771,888
                    ========   ========   ========    =========    =========    =========



  Twelve months       Net        Net     Transfers     Total      Earnings
     ended           sales      sales     between       net        (loss)
  December 31,         by         by     geographic   sales by     before        Total
      1997         destination  origin     areas       origin      taxes(2)      Assets
-----------------  ----------- --------  ----------   ---------    ----------   ---------
Switzerland (1) .   $ 34,555   $ 69,700   $ 186,292    $ 255,992    $ 31,621    $ 430,436
Germany .........    115,665    123,382      51,502      174,884       5,519      144,660
Other Europe ....    245,945    232,105      10,857      242,962     (16,441)     337,720
                    --------   --------   ---------    ---------    --------    ---------
Total Europe ....    396,165    425,187     248,651      673,838      20,699      912,816
United States ...    297,688    335,630      32,009      367,639     (14,176)     589,775
Other Americas ..     71,403     37,330         165       37,495      (3,245)      32,941
                    --------   --------   ---------    ---------    --------    ---------
Total Americas ..    369,091    372,960      32,174      405,134     (17,421)     622,716
Asia and other ..    113,159     80,268       1,834       82,102       1,413       63,453
Eliminations ....       --         --      (282,659)    (282,659)    (10,643)    (849,672)
                    --------   --------   ---------    ---------    --------    ---------
Totals ..........   $878,415   $878,415   $    --      $ 878,415    $ (5,952)   $ 749,313
                    ========   ========   =========    =========    ========    =========

(1)  Includes Corporate.
(2) The effect of non-recurring Acquisition charges arising from in-process research and development projects ($114,100) and the revaluation of inventories to fair value ($32,200) by region are as follows:

          Europe ...............................         $108,100
          Americas .............................           36,000
          Asia/Rest of World ...................            2,200

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial data for the years 1996 and 1997 are as follows:


                              FIRST       SECOND       THIRD      FOURTH
                             QUARTER     QUARTER(1)   QUARTER     QUARTER(2)
                             -------     ----------   -------     ----------
1996
Net sales ..............   $  201,373   $  222,429   $  200,391   $  224,940
Gross profit ...........       80,394       91,204       79,013       66,463
Net income (loss) ......          929        9,078        3,129     (157,721)
                           ==========   ==========   ==========   ==========

1997
Net sales ..............   $  197,402   $  220,412   $  215,929   $  244,672
Gross profit ...........       83,282       97,016       94,365      110,272
Net income (loss)
 before extraordinary
 items .................       (1,122)     (25,613)        (284)       3,110
Extraordinary items ....         --         (9,552)        --        (31,645)
                           ----------   ----------   ----------   ----------
Net income (loss) ......   $   (1,122)  $  (35,165)  $     (284)  $  (28,535)
                           ==========   ==========   ==========   ==========
 Basic earnings (loss)
  per common share:
  Earnings (loss) before
   extraordinary items...  $    (0.04)  $    (0.84)  $    (0.01)  $     0.09
  Extraordinary items....        --          (0.31)        --          (0.88)
                           ----------   ----------   ----------   ----------
  Net loss ..............  $    (0.04)  $    (1.15)  $    (0.01)  $    (0.83)
                           ==========   ==========   ==========   ==========
 Diluted earnings
 (loss) per common
 share:
  Earnings (loss) before
    extraordinary items..  $    (0.04)  $    (0.84)  $    (0.01)  $     0.09
  Extraordinary items....        --          (0.31)        --          (0.92)
                           ----------   ----------   ----------   ----------
  Net loss .............   $    (0.04)  $    (1.15)  $    (0.01)  $    (0.79)
                           ==========   ==========   ==========   ==========
 Market price per
 share: (3)
  High .................         --           --           --     $  18 3/4
  Low ..................         --           --           --     $  14 1/16

(1) The financial data for the second quarter of 1997 includes charges in connection with the Safeline Acquisition, as discussed in Note 3, for the sale of inventories revalued to fair value of $2,054 and in-process research and development of $29,959. The second quarter also includes extraordinary charges for the write-off of capitalized debt issuance fees of $9,552 as discussed in Note 9.
(2) The financial data for the fourth quarter of 1996 represents the Company's combined results of operations for the period from October 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996. The period from October 15, 1996 to December 31, 1996 includes charges in connection with the Acquisition, as discussed in Note 1, for the sale of inventories revalued to fair value of $32,194 and in-process research and development of $114,070. The fourth quarter 1997 data includes charges for the early extinguishment of debt and the write-off of capitalized debt issuance fees totaling $31,645 as further discussed in Note 9.
(3) The Company's shares began trading on the New York Stock Exchange on November 14, 1997.


                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
                    INTERIM CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 1997 AND MARCH 31, 1998
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                     DECEMBER       MARCH
                                                     31, 1997      31,1998
                                                     --------     -----------
                                                                  (UNAUDITED)

                        ASSETS
Current assets:
   Cash and cash equivalents                         $  23,566    $  21,303
   Trade accounts receivable, net                      153,619      152,396
   Inventories                                         101,047      101,020
   Deferred taxes                                        7,584        7,628
   Other current assets and prepaid expenses            24,066       24,602
                                                     ---------    ---------
      Total current assets                             309,882      306,949
Property, plant and equipment, net                     235,262      224,230
Excess of cost over net assets acquired, net           183,318      182,323
Non-current deferred taxes                               5,045        5,228
Other assets                                            15,806       16,408
                                                     ---------    ---------
      Total assets                                   $ 749,313    $ 735,138
                                                     =========    =========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                            $  39,342    $  32,166
   Accrued and other liabilities                        80,844       94,389
   Accrued compensation and related items               43,214       38,938
   Taxes payable                                        33,267       32,557
   Deferred taxes                                       10,486       10,093
   Short-term borrowings and current maturities of
    long-term debt                                      56,430       54,952
                                                     ---------    ---------
      Total current liabilities                        263,583      263,095
Long-term debt                                         340,334      319,207
Non-current deferred taxes                              25,437       24,142
Other non-current liabilities                           91,011       91,181
                                                     ---------    ---------
      Total liabilities                                720,365      697,625

Minority interest                                        3,549        3,587

Shareholders' equity:
   Preferred stock, $0.01 par value per share;
    authorized 10,000,000 shares                           --           --
   Common stock, $0.01 par value per share;
    authorized 125,000,000 shares;
     issued 38,336,014 shares (excluding
     64,467 shares held in treasury)                       383          383
   Additional paid-in capital                          284,630      284,630
   Accumulated deficit                                (224,152)    (217,314)
   Accumulated other comprehensive income              (35,462)     (33,773)
                                                     ---------    ---------
      Total shareholders' equity                        25,399       33,926
Commitments and contingencies
      Total liabilities and shareholders' equity     $ 749,313    $ 735,138
                                                     =========    =========

 See the accompanying notes to the interim consolidated financial statements


                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
               INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                 THREE MONTHS ENDED MARCH 31, 1997 AND 1998
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  MARCH 31,      MARCH 31,
                                                    1997           1998
                                                    ----           ----
                                                 (UNAUDITED)    (UNAUDITED)

Net sales                                       $    197,402    $   215,655
Cost of sales                                        114,120        121,048
                                                ------------    -----------
   Gross profit                                       83,282         94,607
Research and development                              10,832         10,795
Selling, general and administrative                   60,193         65,112
Amortization                                           1,157          1,818
Interest expense                                       9,446          5,879
Other charges, net                                     3,754            454
                                                ------------    -----------
   Earnings (loss) before taxes and
     minority interest                                (2,100)        10,549
Provision (benefit) for taxes                         (1,087)         3,692
Minority interest                                        109             19
                                                ------------    -----------
   Net earnings (loss)                          $     (1,122)   $     6,838
                                                ============    ===========

Basic earnings (loss) per common share:
   Net earnings (loss)                          $      (0.04)   $      0.18
   Weighted average number of common shares       30,686,065     38,336,014
Diluted earnings (loss) per common shares:
   Net earnings (loss)                          $      (0.04)   $      0.17
   Weighted average number of common shares       30,686,065     40,600,109

 See the accompanying notes to the interim consolidated financial statements


                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
          INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 THREE MONTHS ENDED MARCH 31, 1997 AND 1998
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              ACCUMULATED
                                   COMMON STOCK      ADDITIONAL                  OTHER
                                    ALL CLASSES       PAID-IN   ACCUMULATED  COMPREHENSIVE
                                  SHARES     AMOUNT   CAPITAL     DEFICIT        INCOME       TOTAL
                                  -----------------  ---------  -----------  -------------    -----
Balance at December 31, 1996     2,438,514    $   25 $  188,084 $  (159,046) $  (16,637)   $   12,426
Comprehensive income
   Net loss                           --        --         --        (1,122)       --          (1,122)
   Change in currency
    translation adjustment            --        --         --          --        (8,322)       (8,322)
Comprehensive income                                                                           (9,444)
                               -----------    ------ ---------- -----------  ----------    ----------
Balance at March 31, 1997        2,438,514    $   25 $  188,084 $  (160,168) $  (24,959)   $    2,982
                               ===========    ====== ========== ===========  ==========    ==========

Balance at December 31, 1997    38,336,014    $  383 $  284,630 $  (224,152) $  (35,462)   $   25,399
Comprehensive income
   Net earnings                       --        --         --         6,838        --           6,838
   Change in currency
      translation adjustment          --        --         --          --         1,689         1,689
                               -----------    ------ ---------- -----------  ----------    ----------
Comprehensive income                                                                            8,527
Balance at March 31, 1998       38,336,014    $  383 $  284,630 $  (217,314) $  (33,773)   $   33,926
                               ===========    ====== ========== ===========  ==========    ==========

 See the accompanying notes to the interim consolidated financial statements


                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
               INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                 THREE MONTHS ENDED MARCH 31, 1997 AND 1998
                               (IN THOUSANDS)

                                                   MARCH 31,      MARCH 31,
                                                      1997           1998
                                                      ----           ----
                                                   (UNAUDITED)    (UNAUDITED)

Cash flow from operating activities:
   Net earnings (loss)                              $ (1,122)     $  6,838
   Adjustments to reconcile net
     earnings (loss) to net cash
     provided by operating activities:
      Depreciation                                     5,821         5,877
      Amortization                                     1,157         1,818
      Net gain on disposal of long-term
       assets                                            (53)       (2,142)
      Deferred taxes                                  (1,446)         (611)
      Minority interest                                  109            19
   Increase (decrease) in cash
     resulting from changes in:
      Trade accounts receivable, net                  (8,557)         (164)
      Inventories                                     (7,819)       (1,121)
      Other current assets                            (2,405)       (2,247)
      Trade accounts payable                          (1,436)       (6,729)
      Accruals and other liabilities, net             23,832        10,623
                                                    --------      --------
            Net cash provided by
             operating activities                      8,081        12,161
                                                    --------      --------
Cash flows from investing activities:
   Proceeds from sale of property,
     plant and equipment                                 431        12,183
   Purchase of property, plant and
    equipment                                         (3,063)       (7,417)
   Acquisitions                                         --          (2,573)
   Other investing activities                            (98)         --
                                                    --------      --------
            Net cash provided by (used
             in) investing activities                 (2,730)        2,193

                                                    --------      --------
Cash flows from financing activities:
   Proceeds from borrowings                            1,055         3,447
   Repayments of borrowings                          (23,160)      (19,922)
                                                    --------      --------
            Net cash used in financing
             activities                              (22,105)      (16,475)
                                                    --------      --------
Effect of exchange rate changes on cash
   and cash equivalents                               (3,343)         (142)
                                                    --------      --------
Net decrease in cash and cash equivalents            (20,097)       (2,263)
Cash and cash equivalents:
   Beginning of period                                60,696        23,566
                                                    ========      ========
   End of period                                    $ 40,599      $ 21,303
                                                    ========      ========

See the accompanying notes to the interim consolidated financial statements


                     METTLER-TOLEDO INTERNATIONAL INC.
                       (FORMERLY "MT INVESTORS INC.")
           NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   (IN THOUSANDS UNLESS OTHERWISE STATED)

1.   BASIS OF PRESENTATION

     Mettler-Toledo International Inc. ("Mettler Toledo" or the "Company"), formerly MT Investors Inc., is a global supplier of precision instruments and is a manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. The Company also manufactures and sells certain related analytical and measurement technologies. The Company's manufacturing facilities are located in Switzerland, the United States, Germany, the U.K. and China. The Company's principal executive offices are located in Greifensee, Switzerland.

     The  Company  was  incorporated  by AEA  Investors  Inc.  ("AEA")  and recapitalized to effect the acquisition (the "Acquisition") of the Mettler-Toledo Group from Ciba-Geigy AG ("Ciba") and its wholly owned subsidiary, AG fur Prazisionsinstrumente ("AGP") on October 15, 1996. The Company has accounted for the Acquisition using the purchase method of accounting. Accordingly, the costs of the Acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values.

     The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a basis which reflects the interim consolidated financial statements of the Company. The interim consolidated financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The interim consolidated financial statements as of March 31, 1998 and for the three month periods ended March 31, 1997 and 1998 should be read in conjunction with the December 31, 1996 and 1997 consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year ending December 31, 1998.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVENTORIES

     Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using either the first in, first out (FIFO) or weighted average cost methods and to a lesser extent the last in, first out (LIFO) method.

     Inventories consisted of the following at December 31, 1997 and March 31, 1998:

                                           December 31,     March 31,
                                               1997           1998
                                            ---------       ---------
     Raw materials and parts                $  42,435       $  39,760
     Work in progress                          29,746          32,602
     Finished goods                            28,968          28,763
                                            ---------       ---------
                                              101,149         101,125
     LIFO reserve                                (102)           (105)
                                            =========       =========
                                            $ 101,047       $ 101,020
                                            =========       =========

     EARNINGS (LOSS) PER COMMON SHARE

     Effective December 31, 1997, the Company adopted the Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Accordingly, basic and diluted earnings (loss) per common share data for each period presented have been determined in accordance with the provisions of SFAS 128. In accordance with the treasury stock method, the Company has included 2,264,095 equivalent shares related to 4,408,740 outstanding  options to purchase  shares of common  stock,  as described in
Note 11 in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, in the calculation of diluted weighted average number of common shares for the period ended March 31, 1998. Such common stock equivalents were not included in the computation of diluted loss per common share for the period ended March 31, 1997, as the effect is antidilutive. The Company retroactively adjusted its weighted average common shares for the purpose of the basic and diluted loss per common share computations for the 1997 period pursuant to SFAS 128 and Securities and Exchange Commission Staff Accounting Bulletin No. 98 issued in February 1998.

     REPORTING COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 requires that changes in the amounts of certain items, including foreign currency translation adjustments, be shown in the financial statements. The Company has displayed comprehensive income and its components in the Interim Consolidated Statements of Shareholders' Equity. Prior year financial statements have been restated to reflect the application of SFAS 130 as required by the standard. The adoption of SFAS 130 did not have a material effect on the Company's consolidated financial statements.

----------------------------------------   -------------------------------------



      NO DEALER,  SALESPERSON  OR OTHER                    14,750,000
INDIVIDUAL HAS BEEN  AUTHORIZED TO GIVE                      SHARES
ANY   INFORMATION   OR  TO   MAKE   ANY                      [LOGO]
REPRESENTATIONS  NOT  CONTAINED IN THIS
PROSPECTUS  IN   CONNECTION   WITH  THE
OFFERING  COVERED  BY THIS  PROSPECTUS.                  METTLER-TOLEDO
IF GIVEN OR MADE,  SUCH  INFORMATION OR                INTERNATIONAL INC.
REPRESENTATIONS   MUST  NOT  BE  RELIED
UPON AS HAVING BEEN  AUTHORIZED  BY THE
COMPANY,  THE SELLING  SHAREHOLDERS  OR
THE UNDERWRITERS.  THIS PROSPECTUS DOES                   COMMON STOCK
NOT  CONSTITUTE  AN OFFER TO SELL, OR A                   ------------
SOLICITATION  OF AN OFFER  TO BUY,  THE                    PROSPECTUS
COMMON   STOCK   IN  ANY   JURISDICTION                   ------------
WHERE,  OR TO ANY PERSON TO WHOM, IT IS
UNLAWFUL   TO  MAKE   SUCH   OFFER   OR
SOLICITATION.  NEITHER THE  DELIVERY OF
THIS   PROSPECTUS  NOR  ANY  SALE  MADE
HEREUNDER     SHALL,      UNDER     ANY
CIRCUMSTANCES,  CREATE  AN  IMPLICATION
THAT  THERE HAS NOT BEEN ANY  CHANGE IN
THE FACTS SET FORTH IN THIS  PROSPECTUS
OR IN THE AFFAIRS OF THE COMPANY  SINCE                 MERRILL LYNCH & CO.
THE DATE HEREOF.
                                                         BT ALEX. BROWN

                                                   CREDIT SUISSE FIRST BOSTON

                                                      GOLDMAN, SACHS & CO.

        -----------------------
                                                       SALOMON SMITH BARNEY

           TABLE OF CONTENTS

                                PAGE

Prospectus Summary................3                         __, 1998
Risk Factors.....................11
The Company......................14
Use Of Proceeds..................15
Dividend Policy..................15
Price Range Of Common Stock......16
Capitalization...................16
Management's Discussion And
   Analysis Of Financial Condition
   And Results Of Operations.....20
Industry.........................30
Business.........................32
Management.......................47
Certain Relationships And Related
   Transactions..................52
Principal And Selling
   Shareholders..................53
Description Of Credit Agreement..55
Description Of Capital Stock.....56
Shares Eligible For Future Sale..58
Certain United States Federal Tax
   Considerations For Non-United
   States Holders................59
Underwriting.....................62
Legal Matters....................65
Independent Auditors.............65
Available Information............65
Incorporation Of Certain Documents
   By Reference..................66
Index To Consolidated Financial
   Statements....................F-1


----------------------------------------   -------------------------------------

[RED  HERRING]
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.




               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                           SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MAY 6, 1998

PROSPECTUS                                                     [LOGO]

                              14,750,000 SHARES
                     METTLER-TOLEDO INTERNATIONAL INC.

                                COMMON STOCK

                               --------------

     All of the 14,750,000 shares of Common Stock of Mettler-Toledo International Inc. ("Mettler-Toledo" or the "Company") offered hereby are being sold by certain shareholders (the "Selling Shareholders") of the Company. See "Principal and Selling Shareholders." The Company is not selling shares of Common Stock in this Offering and will not receive any of the proceeds from the sale of Common Stock offered hereby.

     Of the 14,750,000 shares of Common Stock offered hereby, 2,950,000 shares are being offered for sale initially outside the United States and Canada by the International Managers and 11,800,000 shares are being offered for sale initially in a concurrent offering in the United States and Canada by the U.S. Underwriters. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange under the symbol "MTD." On May 5, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $20 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               --------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                   PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
============================================================================
                       PRICE TO        UNDERWRITING          PROCEEDS TO
                        PUBLIC          DISCOUNT(1)     SELLING SHAREHOLDERS(2)
----------------------------------------------------------------------------
Per Share........      $               $                 $
----------------------------------------------------------------------------
Total(3).........      $               $                 $
============================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) The Company has agreed to pay certain expenses of the Selling Shareholders estimated at $_______.
(3) The Selling Stockholders have granted the U.S. Underwriters and the International Managers options to purchase up to an additional ______ shares and ______ shares of Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $______, $ ______ and $______, respectively. See "Underwriting."

                               --------------


               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about________, 1998.

                               --------------

MERRILL LYNCH INTERNATIONAL
           BT ALEX. BROWN INTERNATIONAL
                       CREDIT SUISSE FIRST BOSTON
                          GOLDMAN SACHS INTERNATIONAL
                                         SALOMON SMITH BARNEY INTERNATIONAL

                                ------------

               The date of this Prospectus is________, 1998.



                                UNDERWRITING

     Merrill Lynch International, BT Alex. Brown International, a Division of Bankers Trust International PLC, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International and Smith Barney Inc. are acting as the International Managers (the "International Managers") for the International Offering. Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Shareholders and the International Managers, and concurrently with the sale of 2,950,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Selling Shareholders have agreed to sell to the International Managers, and each of the International Managers severally and not jointly has agreed to purchase from the Selling Shareholders the number of shares of Common Stock set forth opposite its name below.

                                                                    NUMBER OF
            INTERNATIONAL MANAGER                                    SHARES
            ---------------------                                  -------------

Merrill Lynch International....................................
BT Alex. Brown International,..................................
   a Division of Bankers Trust International PLC...............
Credit Suisse First Boston (Europe) Limited....................
Goldman Sachs International....................................
Smith Barney Inc...............................................

                                                                   -------------
                                                                     2,950,000
         Total.................................................    =============



     The Company and the Selling Shareholders have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Smith Barney Inc. in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 2,950,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Selling Shareholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Selling Shareholders, an aggregate of 11,800,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the International Purchase Agreement and the U.S. Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The Lead Managers have advised the Company and the Selling Shareholders that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $________ per share of Common Stock. The International Managers may allow, and such dealers may reallow, a discount not in excess of $________ per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Selling Shareholders also have granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 442,500 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise these options solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise these options, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Selling Shareholders also have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,770,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The Company, the Company's executive officers and directors and certain existing shareholders of the Company holding in the aggregate ______ shares of Common Stock will agree, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     The Company and the Selling Shareholders have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e. if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Underwriters may reduce that short position by purchasing Common Stock in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The  U.S.  Underwriters  may  also  impose a  penalty  bid on  certain
Underwriters and selling group members. This means that if the U.S. Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the Closing Date, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company, the Selling Shareholders or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     The Underwriters have from time to time provided investment banking financial advisory services to the Company and AEA Investors and its affiliates, for which they have received customary compensation, and may continue to do so in the future. Merrill Lynch served as lead manager and Credit Suisse First Boston Corporation served as a co-manager of the offering of the Notes in October 1996, Merrill Lynch served as the Arranger and Documentation Agent and an affiliate of Credit Suisse First Boston Corporation served as co-agent in connection with the Company's previous credit facility and the Credit Agreement for which they received customary compensation. An affiliate of Credit Suisse First Boston Corporation and Merrill Lynch and its affiliates were lenders under the Company's previous credit facility and are lenders under the Credit Agreement. Merrill Lynch, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation and Goldman, Sachs & Co and certain of their affiliates acted as underwriters in connection with the IPO.


                  [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]




----------------------------------------   -------------------------------------



      NO DEALER,  SALESPERSON  OR OTHER                    14,750,000
INDIVIDUAL HAS BEEN  AUTHORIZED TO GIVE                      SHARES
ANY   INFORMATION   OR  TO   MAKE   ANY                      [LOGO]
REPRESENTATIONS  NOT  CONTAINED IN THIS
PROSPECTUS  IN   CONNECTION   WITH  THE
OFFERING  COVERED  BY THIS  PROSPECTUS.                  METTLER-TOLEDO
IF GIVEN OR MADE,  SUCH  INFORMATION OR                INTERNATIONAL INC.
REPRESENTATIONS   MUST  NOT  BE  RELIED
UPON AS HAVING BEEN  AUTHORIZED  BY THE
COMPANY,  THE SELLING  SHAREHOLDERS  OR
THE UNDERWRITERS.  THIS PROSPECTUS DOES                   COMMON STOCK
NOT  CONSTITUTE  AN OFFER TO SELL, OR A                   ------------
SOLICITATION  OF AN OFFER  TO BUY,  THE                    PROSPECTUS
COMMON   STOCK   IN  ANY   JURISDICTION                   ------------
WHERE,  OR TO ANY PERSON TO WHOM, IT IS
UNLAWFUL   TO  MAKE   SUCH   OFFER   OR
SOLICITATION.  NEITHER THE  DELIVERY OF           MERRILL LYNCH INTERNATIONAL
THIS   PROSPECTUS  NOR  ANY  SALE  MADE
HEREUNDER     SHALL,      UNDER     ANY          BT ALEX. BROWN INTERNATIONAL
CIRCUMSTANCES,  CREATE  AN  IMPLICATION
THAT  THERE HAS NOT BEEN ANY  CHANGE IN           CREDIT SUISSE FIRST BOSTON
THE FACTS SET FORTH IN THIS  PROSPECTUS
OR IN THE AFFAIRS OF THE COMPANY  SINCE           GOLDMAN SACHS INTERNATIONAL
THE DATE HEREOF.
                                              SALOMON SMITH BARNEY INTERNATIONAL
        -----------------------





           TABLE OF CONTENTS

                                PAGE
                                ----
                                                              __, 1998
Prospectus Summary................3
Risk Factors.....................11
The Company......................14
Use Of Proceeds..................15
Dividend Policy..................15
Price Range Of Common Stock......16
Capitalization...................16
Management's Discussion And
   Analysis Of Financial Condition
   And Results Of Operations.....20
Industry.........................30
Business.........................32
Management.......................47
Certain Relationships And Related
   Transactions..................52
Principal And Selling
   Shareholders..................53
Description Of Credit Agreement..55
Description Of Capital Stock.....56
Shares Eligible For Future Sale..58
Certain United States Federal Tax
   Considerations For Non-United
   States Holders................59
Underwriting.....................62
Legal Matters....................65
Independent Auditors.............65
Available Information............65
Incorporation Of Certain Documents
   By Reference..................66
Index To Consolidated Financial
   Statements...................F-1

----------------------------------------   -------------------------------------




                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     The following table shows the expenses, other than underwriting discounts and commissions, to be incurred by the Company in connection with the sale and distribution of securities being registered by the Company.

             SEC Registration Fee..................   $ 98,978
             NASD Filing Fee.......................
             Listing Fee...........................
             Blue Sky Fees and Expenses............
             Legal Fees and Expenses...............
             Accounting Fees and Expenses..........
             Printing Expenses.....................
             Miscellaneous Expenses................
                                                      ----------

                Total..............................   $

* Except for the SEC registration fee and the NASD Filing Fee, all of the foregoing expenses have been estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company, as a Delaware corporation, is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made or threatened to be made a party by reason of his being or having been a director, officer, employee or agent of the Company or his serving at the request of the Company as a director, officer, employee or agent of another company or other entity. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Amended By-laws provide for indemnification by the Company of its directors and officers to the full extent authorized by the DGCL. Pursuant to Section 145 of the DGCL, the Company has purchased insurance on behalf of its present and former directors and officers against liabilities asserted against and incurred by them in such capacity or arising out of their status as such.

     Pursuant to specific authority granted by Section 102 of the DGCL, the Amended and Restated Certificate of Incorporation contains the following provision regarding indemnification of directors:

          "To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a Director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director."

          The Amended By-laws contain the following provision regarding indemnification of directors and officers:

          "The Corporation shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation or is or was serving, at the request of the Corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise."

     The Company has entered into agreements to provide indemnification for their directors and certain officers in addition to the indemnification provided for in the Amended and Restated Certificate of Incorporation and Amended By-laws. These agreements, among other things, indemnify the directors, to the fullest extent provided by Delaware law, for certain expenses (including attorneys' fees), losses, claims, liabilities, judgments, fines and settlement amounts incurred by such indemnitee in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of any affiliate of the Company, or as a director or officer of any other company or enterprise that the indemnitee provides services to at the request of the Company.

     The  Management  Agreement  between   Mettler-Toledo,   Inc.  and  AEA
Investors provides for indemnification of employees of AEA Investors who serve as directors of the Company.

ITEM 16 - EXHIBITS

Exhibit

 Number  Description

  1.1*   -- Form of U.S. Purchase Agreement.

  1.2*   -- Form of International Purchase Agreement.

  2.1    -- Stock Purchase Agreement between AEA-MT Inc., AG fur
            Prazisionsinstrumente and Ciba-Geigy AG, as amended (Filed as Exhibit 2.1 to the Registration Statement, as amended, on Form S-1, of the Company (Reg. No. 33-09621) and incorporated herein by reference).

  2.2 -- Share Sale and Purchase Agreement relating to the acquisition of the entire issued share capital of Safeline Limited (Filed as Exhibit 2 to the Current Report on Form 8-K of Mettler-Toledo Holding Inc. dated June 3, 1997 and incorporated herein by reference).

  4.3    -- Specimen Form of the Company's Common Stock Certificate
            (Filed as Exhibit 4.3 to the Registration Statement, as amended, on Form S-1 of the Company (Reg. No. 333-35597) and incorporated herein by reference).

  5.1*   -- Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company, as to the legality of the securities being registered.

 23.1*   -- Consent of Fried, Frank, Harris, Shriver & Jacobson
            (included in Exhibit 5.1).

 23.2    -- Consent of KPMG Fides Peat, independent auditors.

 24.1    -- Powers of Attorney (included on the signature page included in this Part II).


----------------------
*   To be filed by amendment

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (4) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.


                                 SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THE 6th OF MAY, 1998.

                                    METTLER-TOLEDO INTERNATIONAL INC.

                                    By: /s/ Robert F. Spoerry
                                        -------------------------------------
                                                   Robert F. Spoerry
                                              President and Chief Executive
                                                Officer


     KNOWN ALL MEN BY THESE PRESENTS, that each person whose name appears below consitutes and appoints Robert F. Spoerry and William P. Donnelly, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

         SIGNATURE                        TITLE                       DATE
         ---------                        -----                       ----
/s/ Robert F. Spoerry
--------------------------  President and Chief Executive        May 6, 1998
    Robert F. Spoerry       Officer (Principal Executive       ----------------
                            Officer), Director

/s/ William P. Donnelly                                          May 6, 1998
--------------------------  Chief Financial Officer            ----------------
    William P. Donnelly

/s/ Philip Caldwell                                              May 6, 1998
--------------------------  Chairman of the Board              ----------------
    Philip Caldwell

/s/ Reginald H. Jones                                            May 6, 1998
--------------------------  Director                           ----------------
    Reginald H. Jones

/s/ John D. Macomber                                             May 6, 1998
--------------------------  Director                           ----------------
    John D. Macomber

/s/ John M. Manser                                               May 6, 1998
--------------------------  Director                           ----------------
    John M. Manser

/s/ Laurence Z. Y. Moh                                           May 6, 1998
--------------------------  Director                           ----------------
    Laurence Z. Y. Moh

/s/ Thomas P. Salice                                             May 6, 1998
--------------------------  Director                           ----------------
    Thomas P. Salice



                             INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------  -----------
  1.1*   -- Form of U.S. Purchase Agreement.
  1.2*   -- Form of International Purchase Agreement.

  2.1    -- Stock Purchase Agreement between AEA-MT Inc., AG fur
            Prazisionsinstrumente and Ciba-Geigy AG, as amended (Filed as Exhibit 2.1 to the Registration Statement, as amended, on Form S-1, of the Company (Reg. No. 33-09621) and incorporated herein by reference).

  2.2 -- Share Sale and Purchase Agreement relating to the acquisition of the entire issued share capital of Safeline Limited (Filed as Exhibit 2 to the Current Report on Form 8-K of Mettler-Toledo Holding Inc. dated June 3, 1997 and incorporated herein by reference).

  4.3    -- Specimen Form of the Company's Common Stock Certificate
            (Filed as Exhibit 4.3 to the Registration Statement, as amended, on Form S-1 of the Company (Reg. No. 333-35597) and incorporated herein by reference).

  5.1*   -- Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company, as to the legality of the securities being registered.

 23.1*   -- Consent of Fried, Frank, Harris, Shriver & Jacobson
            (included in Exhibit 5.1).

 23.2    -- Consent of KPMG Fides Peat, independent auditors.

 24.1    -- Powers of Attorney (included on the signature page included in
            Part II of the Registration Statement).

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*   To be filed by amendment